Registration No. 333-00101
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
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                        Pre-effective Amendment No. 3 to
                                    FORM S-6

                     FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                  OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

        PRINCIPAL MUTUAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                            (Exact Name of Depositor)

                                 711 High Street
                             Des Moines, Iowa 50309
               (Address of Depositor's Principal Executive Offices)

                                 David J. Brown
                     Principal Mutual Life Insurance Company
                                 711 High Street
                             Des Moines, Iowa 50309
                     (Name and address of agent for service)

               -------------------------------------------------------
               Telephone Number, Including Area Code: (515) 247-5111
               -------------------------------------------------------

                   Please send copies of all communications to

                              W. Randolph Thompson
                      Jorden, Burt, Berenson & Johnson LLP
                                 Suite 400 East
                       1025 Thomas Jefferson Street, N.W.
                            Washington, DC 20007-0805

                           ---------------------------

Title and Amount of Securities: PrinFlex Life Insurance Policy. (Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of securities being registered.)

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.


                           --------------------------

                     PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6
                              Cross Reference Sheet

    Items of
   Form N-8B-2               Captions in Prospectus

        1..............  Cover Page

        2..............  Cover Page

        3..............  Not Applicable

        4..............  Distribution of the Policy

        5..............  Principal Mutual Life Insurance Company Variable Life
                         Separate Account

        6(a)...........  Not Applicable

        6(b)...........  Not Applicable

        7..............  Not Required

        8..............  Not Required

        9..............  Legal Proceedings

        10(a)..........  Ownership, Beneficiaries, Assignment

        10(b)..........  Policy Values; Participating Policy

        10(c), 10(d)...  Summary (Transfers; Policy Loans; Total and Partial
                         Surrenders, Charges and Deductions; Maturity Proceeds; Death Benefits and Proceeds, Termination and Reinstatement; Policy "Free Look"); Policy "Free Look," Values Transfers; Policy Loans; Total and Partial Surrenders); Death Benefits and Rights; Charges and Deductions (Transaction Charge, Surrender Charge) Policy Termination and Reinstatement

        10(e)..........  Summary (Termination and Reinstatement); Policy
                         Termination and Reinstatement; Registration Statement

        10(f)..........  Other Matters (Voting Rights)

        10(g)(1),
        10(g)(2),
        10(h)(1),
        10(h)(2).......  Principal Mutual Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments; The Contract)

        10(g)(3),
        10(g)(4),
        10(h)(3),
        10(h)(4).......  Not Applicable

        10(i)..........  Principal Mutual Life Insurance Company Variable Life
                         Separate Account, Values and Policy Features While the Policy is in Force; Death Benefits and Rights;
                         General Provisions (Addition, Deletion or Substitution of Investments; Optional Insurance Benefits; Policy Proceeds); Federal Tax Matters

        11.............  Principal Mutual Life Insurance Company Variable Life
                         Separate Account (Separate Account Divisions); General Provisions (Addition, Deletion or Substitution of Investments)

        12(a)..........  Cover page

        12(b)..........  Not Applicable

        12(c)..........  Principal Mutual Life Insurance Company Variable Life
                         Separate Account (Separate Account Divisions)

        12(d)..........  Distribution of the Policy

        12(e)..........  Not Applicable

        13(a)..........  Summary (Charges and Deductions); Principal Mutual Life
                         Insurance Company Variable Life Separate Account; Charges and Deductions; Distribution of the Policy

        13(b), 13(c),
        13(d), 13(e),
        13(f), 13(g)...  Not Applicable

        14.............  Distribution of the Policy

        15.............  Summary (Premiums); Purchasing a Policy

        16.............  Summary (The Policy); Principal Mutual Life Insurance
                         Company Variable Life Separate Account; Purchasing a Policy (Allocation of Premiums);
                         Values and Policy Features While the Policy is in Force; General Provisions (Addition, Deletion or Substitution of Investments)

        17(a), 17(b),
        17(c)..........  Captions referenced under Items 10(c), 10(d), 10(e), and 10(i) above

        18(a)..........  Summary (Policy Value); Values and Policy Features
                          While the Policy is in Force

        18(b)..........  Not Applicable

        18(c)..........  Values and Policy Features While the Policy is in Force

        18(d)..........  Not Applicable

        19.............  Other Matters (Voting Rights; Statement of Values)

        20(a), 20(b)...  Principal Mutual Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments); Other Matters (Voting Rights)

        20(c), 20(d),
        20(e), 20(f)...  Not Applicable

        21(a), 21(b)...  Summary (Policy Loans); Values and Policy Features
                         While the Policy is in Force (Policy Loans)

        21(c)..........  Not Applicable

        22.............  General Provisions (The Contract; Incontestability)

        23.............  Not Applicable

        24.............  Charges and Deductions (Special Provisions for Group or
                         Sponsored Arrangements)

        25.............  Description of Principal Mutual Life Insurance Company

        26.............  Not Applicable

        27.............  Description of Principal Mutual Life Insurance Company

        28.............  Officers and Directors of Principal Mutual Life
                         Insurance Company

        29.............  Description of Principal Mutual Life Insurance Company

        30.............  Not Applicable

        31.............  Not Applicable

        32.............  Not Applicable

        33.............  Not Applicable

        34.............  Not Applicable

        35.............  Description of Principal Mutual Life Insurance Company

        36.............  Not Applicable

        37.............  Not Applicable

        38(a), 38(b),
        38(c)..........  Distribution of the Policy

        39(a), 39(b)...  Distribution of the Policy

        40.............  Not Applicable

        41(a)..........  Distribution of the Policy

        41(b), 41(c)...  Not Applicable

        42.............  Not Applicable

        43.............  Not Applicable

        44(a), 44(b),
        44(c)..........  Summary (Policy Value; Transfers; Policy Loans; Total
                         and Partial Surrenders, Termination and Reinstatement; Policy "Free-Look"); Principal Mutual Life Insurance Company Variable Life Separate Account; Values and Policy Features while the Policy is in Force (Policy Values; Transfers; Policy Loans; Total and Partial Surrender) Charges and Deductions

        45.............  Not Applicable

        46(a)..........  Captions referenced under items 44(a) above

        46(b)..........  Not Applicable

        47.............  Not Applicable

        48.............  Not Applicable

        49.............  Not Applicable

        50.............  Not Applicable

        51(a) - (j)....  Description of Principal Mutual Life Insurance Company;
                         Principal Mutual Life Insurance Company Variable Life Separate Account; Purchasing a Policy; Policy Termination and Reinstatement; General Provisions; Distribution of the Policy

        52(a)..........  Principal Mutual Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments)

        52(b)..........  Not Applicable

        52(c)..........  Captions referenced in 10(g) and 10(h) above

        52(d)..........  Not Applicable

        53(a)..........  Summary (Tax Consequences of the Policy); Federal Tax
                         Matters

        53(b)..........  Not Applicable
        54.............  Not Applicable

        55.............  Not Applicable

        56.............  Not Applicable

        57.............  Not Applicable

        58.............  Not Applicable

        59.............  Not Applicable

                    Prospectus Dated ________________, 1996



     PRINCIPAL MUTUAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT PrinFlex LIFE(R) -- FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     "PrinFlex Life(R)," the flexible premium variable universal life insurance policy (the "Policy" or the "Policies") offered by Principal Mutual Life Insurance Company ("Company") and described in this Prospectus is designed to provide lifetime insurance protection and maximum flexibility in connection with premium payments and death benefits. A policyowner may, within limits, vary the frequency and amount of premium payments and increase or decrease the face amount of the life insurance benefit under the Policy. This flexibility allows a policyowner to provide for changing life insurance needs within a single insurance policy.


     The Policy provides : (1) a death benefit upon the insured's death; (2) policy loans; and (3) a net surrender value accessible by a partial or total surrender of the Policy.

     Policy values may be accumulated on a fixed basis or vary with the investment performance of the division of the Principal Mutual Life Insurance Company Variable Life Separate Account to which the policyowner allocates policy values. Each division invests in a corresponding open-end, management investment company, or a separate investment portfolio thereof ("Mutual Fund"). The accompanying prospectuses describe the investment objectives and the attendant risks of the Mutual Funds currently offered as investment choices under the
Policy: Principal Aggressive Growth Fund, Inc., Principal Asset Allocation Fund, Inc., Principal Balanced Fund, Inc., Principal Bond Fund, Inc., Principal Capital Accumulation Fund, Inc., Principal Emerging Growth Fund, Inc., Principal Government Securities Fund, Inc., Principal Growth Fund, Inc., Principal Money Market Fund, Inc., and Principal World Fund, Inc. ("Principal Mutual Funds"), Fidelity Variable Insurance Products Fund II: Contrafund Portfolio ("Fidelity VIP II Contrafund Portfolio"), Fidelity Variable Insurance Products Fund:
Equity-Income Portfolio ("Fidelity VIP Equity-Income Portfolio") and Fidelity Variable Insurance Products Fund: High Income Portfolio ("Fidelity VIP High Income Portfolio").

     Prospective purchasers of this Policy are advised that replacement of existing insurance coverage may not be financially advantageous. It may also be disadvantageous to purchase a Policy as a means to obtain additional insurance protection if the purchaser already owns a flexible premium universal variable life insurance policy.

     Please read this prospectus carefully and retain it for future reference. This Prospectus is valid only if accompanied or preceded by the current prospectuses for the Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II and Principal Mutual Funds.


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS ................................. 4

SUMMARY ................................................... 5

     The Policy............................................ 5

     Premiums.............................................. 6

     Policy Value.......................................... 6

     Transfers............................................. 6

     Policy Loans.......................................... 6

     Total and Partial Surrenders...........................7

     Charges and Deductions ............................... 7

     Maturity Proceeds..................................... 8

     Death Benefit and Proceeds............................ 8

     Adjustment Options.................................... 8

     Termination and Reinstatement......................... 8

     Policy "Free Look".................................... 10

     Distribution of the Policy............................ 10

     Tax Consequences of the Policy........................ 10

DESCRIPTION OF PRINCIPAL MUTUAL
LIFE INSURANCE COMPANY .....................................10

PRINCIPAL MUTUAL LIFE INSURANCE
COMPANY VARIABLE LIFE SEPARATE
ACCOUNT....................................................10

     Separate Account Divisions............................11

PURCHASING A POLICY........................................13

     Purchase Procedures...................................13

     Payment of Premiums...................................13

     Premium Limitations...................................14

     Allocation of Premiums................................14

     Policy "Free Look"....................................14

VALUES AND POLICY FEATURES WHILE
     THE POLICY IS IN FORCE................................15

     Policy Values.........................................15
     Transfers.............................................15

     Policy Loans..........................................16

     Total and Partial  Surrenders.........................17

DEATH BENEFITS AND RIGHTS..................................17

     Death Proceeds........................................17

     Death Benefit.........................................18

     Applicable Percentage.................................18

     Change in Death Benefit Option........................19

     Adjustment Options....................................19

CHARGES AND DEDUCTIONS.....................................20

     Premium Expense Charge................................20

     Monthly Policy Charge.................................20

     Cost of Insurance Charge..............................20

     Administration Charge.................................21

     Mortality and Expense Risks Charge....................21

     Transaction Charge....................................21

     Surrender Charge......................................21

     Contingent Deferred Sales Charge......................22

     Contingent Deferred Administration Charge.............22

     Surrender Charge Percentage...........................22

     Sales Charge Limitations..............................22

     Other Charges.........................................23

     Special Provisions for Group or Sponsored
     Arrangements..........................................23

THE FIXED ACCOUNT..........................................23

POLICY TERMINATION AND REINSTATEMENT.......................24

     Policy Termination....................................24

     Reinstatement.........................................25

OTHER MATTERS..............................................25

     Voting Rights.........................................25

     Statement of Value....................................26

     Service Available by Telephone........................26

GENERAL PROVISIONS.........................................26

     Addition, Deletion, or Substitution of
     Investments...........................................26

     Optional Insurance Benefits...........................27

     The Contract..........................................27

     Incontestability......................................27

     Misstatements.........................................28

     Suicide...............................................28

     Ownership.............................................28

     Beneficiaries.........................................28

     Benefit Instructions..................................28

     Postponement of Payments..............................28

     Assignment............................................28

     Policy Proceeds.......................................29

     Participating Policy..................................29

     Right to Exchange Policy..............................29

DISTRIBUTION OF THE POLICY.................................30

OFFICERS AND DIRECTORS OF
PRINCIPAL MUTUAL LIFE INSURANCE
COMPANY....................................................31

STATE REGULATION OF PRINCIPAL
MUTUAL LIFE INSURANCE COMPANY..............................32

FEDERAL TAX MATTERS........................................32

     Tax Status of the Company and the Separate
       Account.............................................33

     Charges for Taxes.....................................33

     Diversification Standards.............................33

     Life Insurance Status of Policy.......................33

     Modified Endowment Contract Status....................33

     Policy Surrenders and Partial Surrenders..............34

     Policy Loans and Interest Deductions..................34

     Corporate Alternative Minimum Tax.....................35

     Exchange or Assignments of Policies...................35

     Withholding...........................................35

     Taxation of Accelerated Death Benefits................35

     Other Tax Issues......................................35

EMPLOYEE BENEFIT PLANS.....................................35

LEGAL PROCEEDINGS..........................................35

LEGAL OPINION..............................................35

INDEPENDENT AUDITORS.......................................36

REGISTRATION STATEMENT.....................................36

FINANCIAL STATEMENTS.......................................36

     Report of Independent Auditors........................37

     Variable Life Separate Account
     Financial Statements..................................38

     Report of Independent Auditors........................50

     Principal Mutual Life Insurance
     Company Financial Statements..........................51

APPENDIX A - SAMPLE ILLUSTRATIONS OF
POLICY VALUES, SURRENDER VALUES AND
DEATH BENEFITS.............................................72

APPENDIX B - TARGET PREMIUM................................77


APPENDIX C - EXCHANGE OFFER................................78


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. PRINCIPAL MUTUAL LIFE INSURANCE COMPANY DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE PROSPECTUSES FOR THE UNDERLYING MUTUAL FUNDS OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THESE FUNDS.

GLOSSARY OF SPECIAL TERMS

     Attained Age - The insured's age on the birthday preceding the last Policy Anniversary.

     Business Day - Any day that the New York Stock Exchange is open for trading, and trading is not restricted.

     Division - A part of the Separate Account to which Net Premiums may be allocated which invests in shares of a single Mutual Fund. The value of an investment in a Division is variable and is not guaranteed.

     Effective Date - The date on which all requirements for issuance of a Policy have been satisfied.

     Face Amount - The minimum death benefit of a Policy so long as the Policy remains in force.

     Fixed Account - That part of Policy Value that reflects the value in the general account of the Company.

     General Account - The assets of the Company other than those allocated to any of the Separate Accounts of the Company.

     Guideline Annual Premium - The level annual payment necessary to provide the death benefit under a Policy, through maturity, based on the 1980 Commissioners Standard Ordinary Mortality Table, a 5% assumed interest rate, and the fees and charges specified for a Policy.

     Internal Revenue Code - The Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder. Reference to the Internal Revenue Code means such Internal Revenue Code or the corresponding provisions of any subsequent revenue code and any regulations thereunder.

     Investment Account - That part of the Policy Value that reflects the value in one of the Divisions of the Separate Account.

     Loan Account - That part of the Policy Value that reflects the value transferred from the Fixed Account or Separate Account as collateral for a policy loan.

     Maturity Date - The Policy Anniversary following the insured's 95th birthday.

     Monthly Date - The day of the month which is the same as the day of the Policy Date. For example, if the Policy Date is June 10, 1997, the first Monthly Date is July 10, 1997.

     Monthly Policy Charge - The amount subtracted from the Policy Value on each Monthly Date equal to the sum of the cost of insurance and additional benefits provided by any rider plus the monthly administration charge and mortality and expense risks charge in effect on the Monthly Date.

     Mutual Fund - A registered, open-end, management investment company, or a separate investment portfolio thereof, in which a Division of the Separate Account invests.

     Net Premium - The gross premium less the deductions for the Premium Expense Charge. It is the amount of premium allocated to the Fixed Account or Investment Accounts.

     Net Surrender Value - The Surrender Value of the Policy reduced by any unpaid loans and loan interest.

     Notice - Any form of communication received in the Company's home office providing the information needed by the Company, either in writing or another manner approved in advance by the Company.

     Policy Date - The Policy Date is the date from which Monthly Dates and Policy Years and Anniversaries are determined.

     Policy Value - The sum of the values in the Loan Account, Fixed Account and Investment Accounts.

     Policy Years and Anniversaries - The Policy Years and Anniversaries computed from the Policy Date. Example: If the Policy Date is May 5, 1997, the first Policy Year ends on May 4, 1998 and the first Policy Anniversary falls on May 5, 1998.

     Premium Expense Charge - The charge deducted from premium payments to cover a sales charge, state and local premium taxes and federal taxes.

     Prorated Basis - The proportion that the value of a particular Investment Account or Fixed Account for a Policy bears to the total value of all Investment Accounts and the Fixed Account for that Policy.

     Separate Account - Principal Mutual Life Insurance Company Variable Life Separate Account, a registered unit investment trust with Divisions and segregated assets, to which Net Premiums may be allocated.


     Surrender Charge - A charge assessed upon total surrender of a Policy or termination of a Policy when a grace period expires without sufficient premium payment.


     Surrender Value - The Policy Value reduced by the Surrender Charge.

     Target Premium - A premium amount used to determine the maximum sales charge that is included as part of the Premium Expense Charge and any applicable contingent deferred sales charge under a Policy. Target Premiums are set forth in Appendix B. The policyowner will be advised of the Target Premium for any increase in face amount.

     Unit - The accounting measure used to calculate Division values.

     Valuation Period - The period between the time as of which the net asset value of a Mutual Fund is determined on one business day and the time as of which that value is determined on the next following business day.

     Written Request - Actual delivery to the Company at its home office in Des Moines, Iowa, of a written notice or request, signed and dated, on a form supplied or approved by the Company.

 SUMMARY

     THE FOLLOWING SUMMARY IS INTENDED TO PROVIDE A GENERAL DESCRIPTION OF THE MOST IMPORTANT POLICY FEATURES. IT IS NOT COMPREHENSIVE AND SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

The Policy

     The Policy is designed to provide a policyowner with lifetime insurance protection and flexibility in connection with the amount and frequency of premium payments and the amount of life insurance proceeds payable under the Policy. A policyowner may, subject to certain limitations, vary the frequency and amount of premium payments. The Policy is a life insurance contract with a death benefit, Policy Value, and other features traditionally associated with life insurance.

     The policyowner allocates Net Premium Payments to one or more of the Fixed Account and the Divisions of the Principal Mutual Life Insurance Company Variable Life Separate Account. Allocations to the Divisions of the Separate Account are invested in shares of a particular Mutual Fund. Allocation instructions may be changed at any time and transfers may be made subject to certain conditions.

     The Mutual Funds in which the Divisions currently invest are as follows:

                                                   Mutual Fund in
                  Division                    which the Division Invests
       ----------------------------------------------------------------------
       Aggressive Growth Division          Principal Aggressive Growth Fund
       Asset Allocation Division           Principal Asset Allocation Fund
       Balanced Division                   Principal Balanced Fund
       Bond Division                       Principal Bond Fund
       Capital Accumulation Division       Principal Capital Accumulation Fund
       Emerging Growth Division            Principal Emerging Growth Fund
       Government Securities Division      Principal Government Securities Fund
       Growth Division                     Principal Growth Fund
       Money Market Division               Principal Money Market Fund
       World Division                      Principal World Fund
       Fidelity Contrafund Division        Fidelity VIP II Contrafund Portfolio
       Fidelity Equity-Income Division     Fidelity VIP Equity-Income Portfolio
       Fidelity High Income Division       Fidelity VIP High Income Portfolio

Premiums


     The required initial premium payment is equal to the minimum monthly premium shown on the Policy's current data pages. Payment of a minimum premium is required during the first twenty-four policy months (the "Minimum Required Premium"). If the face amount of the Policy is increased during the first twenty-four policy months, the Minimum Required Premium will increase for the remainder of the twenty-four month period following the date of the face amount increase. Payment of the Minimum Required Premium ensures that the Policy will not enter a grace period during the first twenty-four Policy months, unless a policy loan is taken. See "Policy Termination and Reinstatement" and "Policy Loans". The Company allows payments in accordance with the planned periodic premium schedule established by the policyowner in the application (annual, semiannual, quarterly, or pre-authorized withdrawal payments of premium on a monthly basis). However, if the minimum monthly premium is less than $30, only a planned periodic premium schedule that would result in a payment of $30 or more will be made available to the policyowner. The Company also allows unscheduled premium payments of $30 or more. The planned periodic premium schedule indicates the preference of the policyowner only, and other than payment of the Minimum Required Premium, payment of premiums is not required. (However, the death benefit guarantee premium must be paid to maintain the death benefit guarantee rider. See "Optional Insurance Benefits.") Changes in frequency, as well as increases or decreases in the amount of planned periodic premiums, may be made. However, the total of all premiums, planned and otherwise, cannot exceed the current maximum premium limitations set forth in the Internal Revenue Code to qualify a Policy as a life insurance contract. At any time there is an outstanding policy loan, if a payment cannot be identified as a premium payment, it will be considered a loan repayment.


     All Net Premium payments received prior to the Effective Date and during the first 20 days from the Effective Date are allocated to the Money Market Division of the Separate Account. On the 21st day from the Effective Date, the Policy Value held in the Money Market Division is transferred to the Divisions and the Fixed Account in accordance with the policyowner's direction for allocation of premium payments. (If the 21st day from the Effective Date is not a Business Day, the transfer will occur on the first Business Day thereafter). Net Premium payments received after the Policy Value in the Money Market
Division is transferred to the Divisions and the Fixed Account are allocated among the Divisions and the Fixed Account in accordance with the directions in the application for the Policy.

Policy Value

     The Policy Value reflects the following: premium payments made; investment performance of the Divisions to which amounts have been allocated; interest credited by the Company to amounts allocated to the Fixed Account; partial withdrawals; loans taken; repayment of loans; and deduction of charges described above under "Charges And Deductions." The Policy Value is the sum of the values in the Investment Accounts, the Fixed Account and the Loan Account.

     Investment Account. An Investment Account is established under the Policy for each Division of the Separate Account to which Net Premiums or transfer amounts have been allocated. An Investment Account measures the interest of the Policy in the corresponding Division. The value of each Investment Account under the Policy varies each Business Day and reflects the investment performance of the Mutual Fund shares held in the corresponding Division. See "Policy Value".

     Fixed Account. The Fixed Account consists of that portion of the Policy Value based on Net Premiums allocated to, and amounts transferred to, the general account of the Company. The Company credits interest on amounts in the Fixed Account at an effective annual rate guaranteed to be at least 3%. See "Fixed Account."

     Loan Account. When a policy loan is taken, the Company will establish a Loan Account under the Policy and will transfer an amount equal to the amount of the loan from the Investment Accounts and/or the Fixed Account to the Loan Account. The Company will credit interest to amounts in the Loan Account at an effective annual rate of at least 6% through Policy Year ten at which point interest is credited at 7.75%. See "Policy Loans."

Transfers

     Scheduled and unscheduled transfers of Policy Value among Divisions and the Fixed Account may be made by a policyowner, subject to certain conditions and charges. The Company has reserved the right to revoke or modify transfer privileges and charges, except where prohibited by state law. See "Transfers."

Policy Loans

     A policyowner may borrow against the Policy Value at any time the Policy has Net Surrender Value. The minimum amount for a loan is $500. Interest is charged on policy loans at an annual rate of eight percent during any period the loan is outstanding. Loan interest is payable at the end of each Policy Year. All policy loans and loan interest will be deducted from proceeds payable at the insured's death, upon maturity, or upon total surrender. See "Policy Loans."

Total and Partial Surrenders

     A policyowner may elect to make a total surrender of the Policy and receive its Net Surrender Value determined as of the date the Company receives the policyowner's Written Request. A Surrender Charge is imposed upon total surrender of a Policy at any time within the first ten years after the Policy Date. In addition, any increase in face amount is subject to a Surrender Charge upon total surrender of the Policy at any time within ten years after the effective date of the adjustment. After the second Policy Year, the policyowner may request a partial surrender of the Policy Value, but no more than two times per Policy Year. The minimum amount for a partial surrender is $500 and aggregate partial surrenders during a Policy Year cannot exceed 75% of the Policy's Net Surrender Value at the time the first partial surrender is requested. A transaction charge of the lesser of $25 or two percent of the amount of the partial surrender is imposed on each partial surrender. The Policy Value is reduced by the amount of any partial surrender plus the transaction charge. The amount surrendered will be withdrawn from the Policy on a last-in first-out basis. If the Option 1 death benefit is in effect at the time of a partial surrender, then the Policy's face amount is also reduced by the amount of the partial surrender plus the transaction charge.

Charges and Deductions

     Charges under the Policy are assessed as:
         (1)  deductions from premiums
              o sales  load of 2.75% of  premiums  less  than or equal to Target
                Premium and .75% of premiums in excess of Target Premium, made during each of the first ten Policy Years and, with respect to premiums attributable to any face amount increase, made during each of the first ten years following the increase
              o 2.20% state and local taxes
              o 1.25% federal taxes
         (2) Surrender Charges upon termination or total surrender made during the first ten Policy Years (and ten years after an increase in the Policy face amount) equal to a percentage (described in the table below) of the sum of the following:
              o deferred  administrative  charge of $3 for each  $1,000 of face amount  (but no greater  than $1,500 per  Policy),  and
              o deferred
                sales charge of 47.25% of premiums paid up to a maximum of two Target Premiums (or less for persons age 66 and older. See "Contingent Deferred Sales Charge")

                          Surrender               Surrender Charge
                             Year                     Percentage
                          ---------               ----------------
                             1-5                        100.0%
                               6                        95.24%
                               7                        85.71%
                               8                        71.43%
                               9                        52.38%
                              10                        28.57%
                              11+                         0.0%


         (3)  Monthly Policy Charges
              o administration charge:
                During the first Policy Year:  $.40 for each $1,000 of face amount, but no less than $6.00/month and no greater than $16.67/month;
                During each Policy Year thereafter: $6.00/month
              o cost of insurance charge
              o mortality and expense risks charge of .90% per annum against the value of the policyowner's Investment Accounts (After the ninth Policy Year the mortality and expense risks charge will not exceed .27% per annum)
              o supplemental benefit(s) charge(s)
         (4)  Other Charges
              o investment management fees and other operating expenses for the underlying Mutual Funds
              o transfer fee of $25 may be imposed on each unscheduled  transfer of Policy Value among the Investment Accounts in excess of twelve during a Policy Year
              o transaction charge of the lesser of $25 or 2% of the amount surrendered on each partial surrender of Policy Value


     For complete discussion of charges and deductions see "Charges and Deductions".

Maturity Proceeds

     If the insured under a Policy is living on the Policy's Maturity Date, which is the Policy Anniversary following the birthday on which the insured reaches age 95, the Company will pay the Policy's maturity proceeds to the policyowner. A Policy's maturity proceeds are the Policy Value less any Policy loans and unpaid loan interest on the Maturity Date. If maturity proceeds are paid under a Policy, the Policy terminates with no further benefits payable.

Death Benefit and Proceeds

     The death proceeds under a Policy are payable to the beneficiary when the insured dies, subject to all provisions and conditions of the Policy. The death proceeds, determined as of the date of the insured's death, are: the death benefit described below, plus proceeds from any benefit riders on the insured's life, less any Policy loans and loan interest, and less any overdue Monthly Policy Charges if the insured dies during a Grace Period. All or part of the death proceeds may be paid in cash or applied under one or more of the benefit options available under the Policy, subject to certain restrictions. The Company pays interest on the death proceeds from the date of death until the date of payment or until applied under a benefit option. Interest is at a rate the Company determines, but not less than required by state law.

     There are two options available for the death benefit under a Policy. If a policyowner selects Option 1, the death benefit will be equal to the greater of the face amount of the Policy or the Policy Value on the date of death multiplied by an applicable percentage specified in the Internal Revenue Code. If a policyowner selects Option 2, the death benefit will be the greater of the face amount of the Policy plus the Policy Value on the date of death or the Policy Value on the date of death multiplied by the applicable percentage.

     A policyowner may make a Written Request to change the death benefit option on or after the second Policy Anniversary. Any change must be approved by the Company before it takes effect. Changes in death benefit option are limited to two per Policy Year. If the request is to change from Option 1 to Option 2, the face amount will be reduced by the amount of the Policy Value on the effective date of the change. The Company reserves the right to disapprove a request to change from Option 1 to Option 2 if the face amount in effect after the change would be less than $50,000. Evidence of insurability satisfactory to the Company under its underwriting guidelines then in effect may be required on a change from Option 1 to Option 2. If the request is to change from Option 2 to Option 1, the face amount will be increased by the amount of the Policy Value on the effective date of the change. No evidence of insurability is required for a change from Option 2 to Option 1. The effective date of any change will be the Monthly Date that coincides with or next follows the day the request for change is approved by the Company.

Adjustment Options


     Subject to certain conditions, the face amount of a Policy may be adjusted upon Written Request to the Company. If a payment in an amount greater than or equal to the adjustment conditional receipt premium deposit is submitted with the adjustment application, then a conditional receipt is given to the policyowner reflecting receipt of the payment and outlining any interim insurance coverage provided by the conditional receipt. The adjustment conditional receipt premium deposit is that amount calculated by the Company and provided to the policyowner in connection with the policyowner's request for a face amount increase. No request to adjust the face amount of a Policy will be approved if a Policy is in a grace period or if Monthly Policy Charges are being waived under a rider. In addition, a decrease in face amount may be requested only after the second Policy Anniversary and may not reduce the face amount of a Policy below $50,000. A requested face amount increase must be at least $50,000 and is subject to evidence of insurability satisfactory to the Company under its underwriting guidelines then in effect. Any adjustment in face amount of a Policy approved by the Company will be effective on the Monthly Date that coincides with or next follows the Company's approval of the request. No processing charges are assessed in connection with adjustments of a Policy, although an increase in face amount will result in Premium Expense Charges and Surrender Charges applicable to the increase. Additionally, if the face amount of the Policy is increased during the first twenty-four policy months, the Minimum Required Premium will increase for the remainder of the twenty-four month period following the date of the face amount increase. Increases in face amount made pursuant to a Cost of Living Rider, Salary Increase Rider or Extra Protection Increase Rider are not subject to the minimum increase amount or to evidence of insurability. More information regarding these supplementary benefits may be obtained from an authorized agent of the Company.


Termination and Reinstatement

     Failure to make a planned periodic premium or additional premium payments may cause termination of a Policy. A notice of impending termination of a Policy will be sent if:

     1. Twenty-four months or later following the Policy Date, or at any time after a policy loan is taken, the Net Surrender Value of a Policy on any Monthly Date is less than the Monthly Policy Charge and, if the Policy has a death benefit guarantee rider, the death benefit guarantee premium requirement has not been satisfied; or

     2. During the 24 months following the Policy Date, the sum of the premiums paid is less than the Minimum Required Premium on a Monthly Date (this provision does not apply where prohibited by state laws; a notice of impending termination will be sent as permitted therein).

     The Minimum Required Premium on a Monthly Date is equal to (1) times (2) where:

     1. Is the minimum monthly premium shown on the current data pages; and

     2. Is the number of completed months since the Policy Date.

     The notice of impending termination will show the 61-day Grace Period during which the Company will accept a payment required to keep the Policy in force.

     If a Grace Period begins 24 months or more after the Policy Date because the Net Surrender Value is less than the current Monthly Policy Charge, the minimum payment is equal to (1) plus (2) divided by (3) where:


     1. Is the amount by which the Surrender Charge exceeds the Accumulated Value on the Monthly Date on or immediately preceding the start of the grace period;


     2. Is three Monthly Policy Charges; and

     3. Is 1 minus the maximum Premium Expense Charge.


     If the grace period ends before we receive the minimum payment, the Company will keep any remaining value in the Policy.

     If a grace period begins because the sum of the premiums paid is less than the Minimum Required Premium, the minimum payment is (1) minus (2) where:

     1. Is the Minimum Required Premium due on the second Monthly Date following the beginning of the grace period; and;


     2. Is the sum of the premiums paid since the Policy Date.

     If the Grace Period ends before the Company receives the past due Minimum Required Premium, the Company will pay to the policyowner any remaining value in the Policy, which would be the difference of (1) minus (2) where:


     1. Is the Net Surrender Value on the Monthly Date on or immediately preceding the start of the grace period; and

     2. Is the two Monthly Policy Charges applicable during the grace period.


     In the event the 61-day Grace Period expires without a payment by the policyowner at least equal to the minimum payment, the Policy will terminate, and the Company will retain the remaining value in the policy.

     Once a Policy has terminated as a result of failure to pay the Minimum Required Premium on a Monthly Date during the 24 months following the Policy Date, or as a result of insufficient value, the policyowner may make a Written Request to reinstate the Policy at any time within three years after the date of termination, so long as the insured is alive and it is prior to the Policy's Maturity Date. Satisfactory proof of insurability and payment of a reinstatement premium is required. The reinstatement premium must be at least the greater of ((1) plus (2) divided by (3)) or ((4) minus (5)) where:


     1. Is the amount by which the Surrender Charge exceeds the Accumulated Value on the Monthly Date on or immediately preceding the start of the grace period;


     2. Is three Monthly Policy Charges;

     3. Is one minus the maximum Premium Expense Charge;


     4. Is the Minimum Required Premium due on the second Monthly Date following the beginning of the grace period; and


     5. Is the sum of the premiums paid since the Policy Date.

Repayment or reinstatement of policy loans and loan interest which remained unpaid on the date the Policy terminated is also required.


Policy "Free Look"

     A policyowner has the limited right to return a Policy for cancellation and receive a refund of all premiums paid (Accumulated Value for policies applied for in the state of California by Policyowners over the age of 60). The Written Request for cancellation, along with return of the Policy, must be made within 10 days (30 days if the Policy is applied for in the state of California by a policyowner age 60 or over) after the Policy is received by the policyowner, within 10 days (30 days if the Policy is applied for in the state of California by a policyowner age 60 or over) after written notice of this right is provided to the policyowner, or within 45 days after the policyowner completes the Policy application, whichever is later. For Policies applied for in the state of California by persons age 60 or over, the amount refunded is equal to (1) plus
(2) plus (3) where:

     1. Is  the  Policy   Value  as  of  the  date  the  Company   receives  the
        policyowner's Written Request for cancellation; and

     2. Is the Premium Expense Charge(s) deducted from gross premiums; and

     3. Is the Monthly Policy Charge(s) deducted from the Policy Value.

Distribution of the Policy

     The Company may offer the Policy in states and jurisdictions where it is licensed to sell this type of insurance product. The Policy will be sold by agents and brokers who represent the Company and are registered representatives of Princor Financial Services Corporation, the principal underwriter of the Policies, or registered representatives of other broker-dealers which Princor Financial Services Corporation selects and the Company approves.

Tax Consequences of the Policy

     The Policies will be treated as life insurance contracts under provisions of the Internal Revenue Code so long as certain definitional tests of Section 7702 of the Internal Revenue Code are met and so long as the investments of the Separate Account meet the diversification requirements of Section 817(h) of the Internal Revenue Code. The Company has designed the Policy to meet these criteria. Thus, the death benefit under a Policy should be fully excludable from the gross income of the beneficiary. In addition, the policyowner should not be taxed on any part of the Policy Value, unless in the first 15 years of a Policy a cash distribution is made as a result of a change in the benefits under (or in other terms of) the Policy, such as a partial or total surrender of Policy Value which causes a reduction in the face amount. Such a distribution will be taxable to the extent of income in the Policy, as limited by the applicable recapture ceiling as set out in Section 7702(f)(7)(C) or (D) of the Internal Revenue Code. Also, partial surrenders may result in taxable income to the policyowner to the extent distributions (or deemed distributions) exceed total investments (generally premiums paid) in the Policy to the date of surrender. If, however, the Policy is considered a modified endowment contract under the terms of the Technical and Miscellaneous Revenue Act of 1988, all distributions under the Policy would be taxed on an "income first" basis. Most distributions received by a policyowner directly or indirectly (including policy loans, total or partial surrenders or the assignment or pledge of any portion of the Policy Value) would be includable in gross income to the extent that the Policy Value of the Policy exceeds the policyowner's investment in the contract. (See "Federal Tax Matters.") Death proceeds may also be subject to estate taxes. Policyowners are advised to consult with their own tax advisors regarding tax treatment of the Policies.

DESCRIPTION OF PRINCIPAL MUTUAL LIFE INSURANCE COMPANY (The "Company")

     Principal Mutual Life Insurance Company is a mutual life insurance company with its home office at The Principal Financial Group, Des Moines, Iowa 50392, telephone number (515) 247-5111. It was originally incorporated under the laws of the State of Iowa in 1879 as Bankers Life Association, changed its name to Bankers Life Company in 1911 and changed its name to Principal Mutual Life Insurance Company in 1986. It is a member of The Principal Financial Group, a diversified family of insurance and financial services companies.

     Principal Mutual Life Insurance Company is authorized to do business in the 50 states of the United States, the District of Columbia, the Commonwealth of Puerto Rico, and the Canadian Provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec. The Company offers a full range of products and services for businesses, groups and individuals including individual insurance, pension plans and group/employee benefits. During the year ended December 31, 1995, the Company ranked in the upper one percent of life insurers in assets and premium income. The Company has consistently received excellent ratings from the major rating firms based upon the Company's claims paying ability. As of December 31, 1995, the Company had $51.3 billion in assets under management and served more than 9.3 million individuals and their families.

PRINCIPAL MUTUAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

     The Separate Account was established on November 2, 1987, pursuant to a resolution of the Executive Committee of the Board of Directors of the Company. Under Iowa insurance law the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account without regard to the other income, gains or losses of the Company. The assets of the Separate Account, equal to the reserves and other liabilities arising under the Policies, are not chargeable with liabilities arising out of any other business conducted by the Company. In addition, all income, gains or losses, whether or not realized, and expenses with respect to a Division shall be credited to or charged against that Division without regard to income, gains or losses, or expenses of any other Division. The assets of the Separate Account are held with relation to the Policies described in this Prospectus and other policies issued by the Company. All obligations arising under Policies, including the promise to make benefit payments, are general corporate obligations of the Company. The Separate Account is organized as a unit investment trust under the Investment Company Act of 1940.

     The Company is taxed as an insurance company under the Tax Reform Act of 1984, as amended. The operations of the Separate Account are part of the total operations of the Company, but are treated separately for accounting and financial statement purposes and are considered separately in computing the Company's tax liability.

     The Separate Account is not affected by federal income taxes paid by the Company. The Company reserves the right to charge the Separate Account with, and create a reserve for, any tax liability which the Company determines may result from maintenance of the Separate Account. To the best of the Company's knowledge there is no current prospect of such liability.

Separate Account Divisions

     A policyowner may direct the Company to allocate Net Premium Payments among the Divisions which invest exclusively in shares of a corresponding Mutual Fund. Some of these Mutual Funds also offer their shares to variable annuity separate accounts of the Company ("Mixed Funding") and to variable annuity and variable life separate accounts of unaffiliated insurance companies ("Shared Funding"). The potential risks associated with "Mixed and Shared Funding" are disclosed in the Mutual Fund prospectuses. The Mutual Funds in which the Divisions invest, and the investment adviser of each Mutual Fund, are provided in the following table.

                                         MUTUAL FUND IN

                                              MUTUAL FUND IN
                                           WHICH DIVISION INVESTS                              MUTUAL FUND
           DIVISION                        AND INVESTMENT ADVISER                          INVESTMENT OBJECTIVE

Aggressive Growth Division          Principal Aggressive Growth Fund;           Seeks long-term  capital appreciation by
                                    Morgan Stanley Asset Management, Inc.       investing primarily in growth-oriented common
                                    through a sub-advisory agreement.           stocks of medium  and large capitalization
                                                                                U.S. corporations and, to a limited extent,
                                                                                foreign corporations.

Asset Allocation Division           Principal Asset Allocation Fund;            Seeks a total investment return consistent with
                                    Morgan Stanley Asset Management, Inc.       the preservation of capital.
                                    through a sub-advisory agreement.

Balanced Division                   Principal Balanced Fund;                    Seeks a total return consisting of current income
                                    Invista Capital Management, Inc.            and capital appreciation while assuming reasonable
                                    through a sub-advisory agreement.           risks in furtherance of the investment objective.

Bond Division                       Principal Bond Fund;                        Seeks to provide as high a level of income as is
                                    Princor Management Corporation.             consistent with preservation of capital and prudent
                                                                                investment risk.

Capital Accumulation Division       Principal Capital Accumulation Fund;        Seeks to achieve primarily long-term capital
                                    Princor Management Corporation.             appreciation and secondarily growth of investment
                                                                                income through the purchase primarily of common
                                                                                sotcks, but the Fund may invest in other securities.

Emerging Growth Division            Principal Emerging Growth Fund;             Seeks growth of capital through the purchase
                                    Princor Management Corporation.             primarily of common stocks, but the Fund may
                                                                                invest  in other securities.

Government Securities Division      Principal Government Securities Fund;       Seeks a high level of income, liquidity and safety
                                    Princor Management Corporation.             of principal through the purchase of obligations
                                                                                issued or guaranteed by the United States Government
                                                                                or its agencies, with emphasis on Government
                                                                                National Mortgage Association Certificates ("GNMA
                                                                                Certificates"). Fund shares are not guaranteed by
                                                                                the United States Government.

Growth Division                     Principal Growth Fund;                      Seeks growth of capital through the purchase
                                    Invista Capital Management, Inc.            primarily of common stocks, but the Fund may invest
                                    through a sub-advisory agreement.           in other securities.

Money Market Division               Principal Money Market Fund;                Seeks as high a level of income available from
                                    Princor Management Corporation.             short-term securities as is considered consistent
                                                                                with preservation of principal and maintenance of
                                                                                liquidity by investing all of its assets in a
                                                                                portfolio of money market instruments.

World Division                      Principal World Fund;                       Seeks long-term growth of capital by investing in a
                                    Invista Capital Management, Inc.            portfolio of equity securities of companies
                                    through a sub-advisory agreement.           domiciled in any of the nations of the world.

Fidelity Contrafund Division        Fidelity VIP II Contrafund Portfolio;       Seeks long-term capital appreciation.
                                    Fidelity Management and
                                     Research Company.

Fidelity Equity-Income Division     Fidelity  VIP Equity-Income  Portfolio;     Seeks  reasonable income by investing primarily in
                                    Fidelity Management and                     income-producing equity securities,
                                    Research Company.

Fidelity High  Income  Division     Fidelity  VIP  High Income  Portfolio;      Seeks a high level of current income by investing
                                    Fidelity Management and                     primarily in high  yielding, lower quality, fixed
                                    Research Company.                           income  securities,  while also  considering
                                                                                growth of capital.

     Policyowners make their own decisions on the allocations to and between the Divisions based upon their unique circumstances and perceptions of economic conditions. Additional information concerning these Mutual Funds, including their investment policies and restrictions, investment management fees and expenses, is given in the prospectuses which accompany, and should be read in conjunction with, this Prospectus.

     Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each underlying Mutual Fund's investment adviser for managing the underlying Mutual Fund and selecting its portfolio of securities. Other underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the underlying Mutual Fund. The management fees and other expenses for each underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the underlying Mutual Fund's average assets, are as follows:

                                           Management       Other       Total
               Mutual Fund                   Fees          Expenses    Expenses

 Principal Aggressive Growth Fund            0.80            0.10        0.90
 Principal Asset Allocation Fund             0.80            0.09        0.89
 Principal Balanced Fund                     0.60            0.06        0.66
 Principal Bond Fund                         0.50            0.06        0.56
 Principal Capital Accumulation Fund         0.49            0.02        0.51
 Principal Emerging Growth Fund              0.65            0.05        0.70
 Principal Government Securities Fund        0.50            0.05        0.55
 Principal Growth Fund                       0.50            0.08        0.58
 Principal Money Market Fund                 0.50            0.08        0.58
 Principal World Fund                        0.75            0.20        0.95
 Fidelity VIP II Contrafund Portfolio        0.61            0.12        0.73
 Fidelity VIP Equity-Income Portfolio        0.51            0.10        0.61
 Fidelity VIP High-Income Portfolio          0.60            0.11        0.71

PURCHASING A POLICY

Purchase Procedures

     To apply for a Policy, a completed application, including any required supplements, must be submitted to the Company through the agent or broker selling the Policy. If interim coverage is desired, a payment of at least the required minimum initial premium amount must be submitted with the completed application. The required minimum initial premium amount for any Policy (including a Policy issued on an application submitted without an accompanying payment) is equal to the minimum monthly premium shown on the Policy's current data pages. The Company generally will not issue policies to insure persons over age 85 for regularly underwritten Policies and age 70 for guaranteed issue, expanded non-medical and batch underwriting Policies. Applicants for insurance must furnish satisfactory evidence of insurability. Acceptance is subject to the Company's insurance underwriting guidelines and suitability rules. The Company reserves the right to reject any application or related premium if in the view of the Company, the Company's insurance underwriting guidelines and suitability rules and procedures are not satisfied. The minimum face amount for a Policy at issue is $50,000 ($25,000 for guaranteed issue, batch underwriting and expanded non-medical Policies). The Company reserves the right to revise its rules from time to time to specify either a higher or a lower minimum face amount.

     If a payment in at least the required minimum initial premium amount is submitted with the completed application, then a conditional receipt is given to the applicant, reflecting receipt of the initial payment and outlining any interim conditional insurance coverage provided by the conditional receipt.

     If the Company determines to issue a Policy then a Policy Date will be established. Policy Years and Anniversaries will be determined from the Policy Date regardless of when the Policy is delivered. The Company does not date Policies on the 29th, 30th, or 31st day of any month. Policies which otherwise would be dated on these days except for this rule will be dated on the 28th of the month. The Policy Date is shown on the Policy's current data pages.

     Upon specific Written Request of the applicant in the application and subject to the Company's approval, a Policy may be issued with a backdated Policy Date. The Policy Date may not be more than three months prior to the date of the application or such shorter maximum backdating period as required by state law. Payment of the Minimum Required Premium is required for the period the Policy is backdated.

     Each Policy also has an Effective Date. The Policy Date and the Effective Date will be the same unless (i) a backdated Policy Date is requested, (ii) the application was not accompanied by a payment in an amount equal to or greater than the minimum monthly premium, or (iii) additional premiums or application amendments are required. In such cases, the Effective Date will be the date on which the required premiums have been received at the Company's home office and any application amendments have been received, reviewed, and accepted in the Company's home office.

     No insurance under a Policy will take effect until actual physical delivery to and acceptance of a Policy by the applicant. If the proposed insured dies before actual physical delivery to and acceptance of a Policy by the applicant, there will be no coverage under the Policy and coverage will be determined solely under the terms of the conditional receipt, if any, given to the applicant.

Payment Of Premiums

     Premiums must be paid to the Company at its home office. There is no fixed schedule of premium payments on a Policy, either as to the amount or timing of the payments, although a minimum premium is required during the first twenty-four Policy months (the "Minimum Required Premium"). A policyowner may determine, within specified limits, the planned periodic premium schedule for the Policy. These limits will be set forth by the Company and will include a minimum initial premium payment. Planned periodic premium schedules may provide for annual, semiannual, quarterly or monthly payments. A "pre-authorized withdrawal" allows the Company to deduct premiums, on a monthly basis, from the policyowner's checking or other financial institution account. The policyowner is not required to pay planned periodic premiums. Failure to make any premium payment will not result in termination of a Policy during the first twenty-four Policy months provided that any Minimum Required Premium is paid and no policy loan is taken. Likewise, payment of premiums in accordance with the planned periodic premium schedule does not guarantee that the Policy will stay in force twenty-four months or later following the Policy Date or any time after a policy loan is taken, if the Policy's Net Surrender Value is not at least equal to the Monthly Policy Charge on the current Monthly Date, unless the death benefit guarantee rider is in effect.

     The Company will send premium reminder notices in accordance with planned periodic premium schedules to policyowners who are on annual, semi-annual or quarterly premium payment schedules. Premium payments may also be made by unscheduled premium payment made to the Company at its home office or by payroll deduction where allowed by law and approved by the Company.

Premium Limitations

     In no event can the total of all premiums paid exceed the current maximum premium limitations required by the Internal Revenue Code in order to qualify a Policy as a life insurance contract. The premium limitations are imposed in order to assure favorable federal income tax treatment of the Policy and its death benefit. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the maximum premium limitations specified in the Internal Revenue Code. No premium payment may be less than $30. Premium payments less than the minimum amount will be returned to the policyowner.

     It is possible a premium payment could increase a Policy's death benefit by more than it increases the Policy Value because of the manner in which the Policy's death benefit is calculated. In order to qualify a Policy as a life insurance contract under provisions of the Internal Revenue Code, the death benefit must be at least equal to an applicable percentage of the Policy Value. This percentage is 250% for insureds age 40 and under and grades down to 100% for insureds age 95. For example, a hypothetical Policy insuring the life of a 35-year old with a Policy Value of $20,000 must have a death benefit in at least the amount of $50,000 ($20,000 x 250%, the applicable percentage). Suppose a premium is paid that, after deduction of the Premium Expense Charge, increases this hypothetical Policy Value by $1,000. The Internal Revenue Code test requires that the death benefit for the hypothetical Policy be at least $52,500 ($21,000 x 250%). Hence, if the death benefit before the premium were $50,000, the $1,000 increase in Policy Value would produce a $2,500 increase in the death benefit of this hypothetical Policy. In such a situation where a premium payment increases a Policy's death benefit by more than it increases the Policy Value, the Company reserves the right to refund the premium payment. Evidence of insurability under the Company's current underwriting guidelines then in effect may be required before acceptance of any such premium.

Allocation Of Premiums

     The initial Net Premium Payment and any additional premiums received at the home office of the Company prior to the Effective Date and during the first 20 days from the Effective Date are allocated to the Money Market Division of the Separate Account at the end of the Valuation Period during which such premiums are received. On the 21st day from the Effective Date, Policy Value held in the Money Market Division is automatically transferred to the Divisions of the Separate Account or to the Fixed Account, or both, in accordance with the policyowner's direction for allocation of premium payments. If the 21st day from the Effective Date is not a Business Day, then the transfer will occur on the first Business Day after the 21st day from the Effective Date.

     Premium payments received after expiration of the initial 20-day period described above are allocated among the Divisions, the Fixed Account, or both in accordance with the directions in the application for the Policy. For each Division and the Fixed Account, the allocation percentage must be zero or a whole number not less than ten. The sum of the percentages for all the Divisions and the Fixed Account must equal 100. The policyowner may change the allocation of future premium payments among the Divisions and the Fixed Account without payment of any fee or penalty, at any time, by Written Request to the Company or by telephone as described below. Changes in allocation percentages will be effective at the end of the Valuation Period in which the Company receives the policyowner's request.

Policy "Free Look"

     The policyowner has a limited right to return the Policy for cancellation and receive a refund in an amount equal to the premiums paid (For policies applied for in the state of California by policyowners age 60 or over, the amount refunded is determined as set forth below). The request to cancel a Policy must be in writing. The Written Request and the Policy must be personally delivered or mailed (as determined by its postmark) to the home office of the Company or to the agent or broker who sold the Policy before the later of:

     o 10 days (30 days for Policies applied for in the state of California by policyowners age 60 or over) after the Policy is received by the policyowner;

     o 10 days (30 days for Policies applied for in the state of California by policyowners age 60 or over) after a written notice is delivered or mailed (as determined by its postmark) to the policyowner which tells about the cancellation right; or

     o 45 days after the policyowner completes the application.

     For Policies applied for in the state of California by persons age 60 or over, the amount refunded is equal to (1) plus (2) plus (3) where:

     1. Is  the  Policy   Value  as  of  the  date  the  Company   receives  the
        policyowner's Written Request for cancellation; and

     2. Is the Premium Expense Charge(s) deducted from gross premiums; and

     3. Is the Monthly Policy Charge(s) deducted from the Policy Value.

     The refunded amount will ordinarily be disbursed by the Company to the policyowner within five Business Days after the Written Request for cancellation and the Policy are received in the Company's home office. (See "Postponement of Payments." )

VALUES AND POLICY FEATURES WHILE THE POLICY IS IN FORCE

Policy Values

     A Policy has a Policy Value, a portion of which is available to the policyowner by taking a policy loan or upon total or partial surrender of the Policy. See "Policy Loans" and "Total and Partial Surrenders" below. The Policy Value may also affect the amount of the death benefit. See DEATH BENEFITS AND RIGHTS - "Death Benefit." This Policy Value at any time is equal to the sum of the Values in the Investment Accounts, the Fixed Account and the Loan Account. The following discussion relates only to the Investment Accounts. Policy loans are discussed under "Policy Loans" and the Fixed Account is discussed under "The Fixed Account." The portion of the Policy Value based on the Investment Accounts is not guaranteed and will vary each Business Day with the investment performance of the underlying Mutual Funds.

     An Investment Account is established under each Policy for each Division of the Separate Account to which Net Premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding Division. The value of the Investment Account established for a particular Division is equal to the number of Units of that Division credited to the Policy times the value of those Units.

     Units of a particular Division are credited to a Policy when Net Premiums are allocated to that Division or amounts are transferred to that Division. Units of a Division are cancelled when amounts are deducted, transferred or withdrawn from the Division. The number of Units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the Unit at the end of the Business Day on which the transaction occurs. The number of Units credited with respect to a premium payment will be based on the applicable Unit values at the end of the Business Day on which the premium is received at the Company's home office.

     Units are valued at the end of each Business Day. A Business Day is deemed to end at the time of the determination of the net asset value of the Mutual Fund shares. When an order involving the crediting or cancelling of Units is received at the Company's home office after the end of a Business Day or on a day which is not a Business Day, the order will be processed on the basis of Unit values determined at the end of the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made at the end of the next Business Day.

     The value of a Unit of each Division was initially fixed at $10. For each subsequent Business Day the Unit value is determined by multiplying the Unit value for the preceding Business Day by the "net investment factor" for the particular Division for such subsequent Business Day. The net investment factor for a Division for any Business Day is equal to (a) divided by (b), where:

     (a)is the net asset value of the underlying Mutual Fund shares held by that Division at the end of such Business Day before any policy transactions are made that day; and

     (b)is the net asset value of the underlying Mutual Fund shares held by that Division at the end of the immediately preceding Business Day after all policy transactions have been made for that day.

     The Company reserves the right to adjust the above formula for any taxes determined by it to be attributable to the operations of the Division.

Transfers

     The policyowner may transfer amounts among the Investment Accounts and the Fixed Account on either an unscheduled or a scheduled basis.

     Transfers From an Investment Account

         Unscheduled Transfers. Transfers of amounts from one Investment Account to another or to the Fixed Account can be made by the policyowner. A transfer from an Investment Account to the Fixed Account may not be made if a transfer from the Fixed Account to an Investment Account has been made within the six-month period prior to the date of the requested transfer or if immediately after the transfer to the Fixed Account the policyowner's Fixed Account Value exceeds $1 million. The amount to be transferred may be stated as a dollar amount or as a percentage of the value of the Investment Account from which the transfer is to be made. The amount transferred from each Investment Account must equal or exceed the lesser of $100 or 100% of the policyowner's interest in the Investment Account. Transfers may be completed by sending a Written Request to the Company at its home office, or by telephone as described below. (See "Service Available by Telephone.")

         All or part of the values in one or more Investment Accounts may be transferred at one time. Transfers from an Investment Account will be executed and values will be determined in connection with the transfers at the next computed Unit value after the Company receives the transfer request. There is currently no charge for the transfer but the Company reserves the right to impose charges (not to exceed $25 per transfer) on unscheduled transfers after the twelfth such transfer during a Policy Year. For this purpose, all transfers between and among the Investment Accounts and the Fixed Account will be treated as one transfer, if all the transfer requests are made at the same time as part of one request. The Company also reserves the right to reject transfer instructions provided by a person providing them for multiple contracts.

         Scheduled Transfers. The policyowner may elect to have automatic transfers completed on a periodic basis from any Investment Account. Scheduled transfers may be initiated from an Investment Account only if the value of the Investment Account equals or exceeds $2,500 when scheduled transfers begin. A policyowner may establish scheduled transfers by sending a Written Request to the Company at its home office or by telephone. (See "Service Available by Telephone.") Scheduled transfers will be completed on a monthly, quarterly, semiannual or annual basis beginning on the Monthly Date following the date the Company receives the request. The amount of the scheduled transfers (minimum of $100) will be the dollar amount or percentage of the value of the Investment Account as of the later of the Policy Date or most recent Anniversary Date, as specified by the policyowner. Scheduled transfers will continue until the Policy Value in the Investment Account from which such transfers are made is exhausted or until the policyowner notifies the Company to discontinue such transfers. The Company reserves the right to limit the number of Investment Accounts from which transfers will be made simultaneously, but in no event will such limitation be less than two Investment Accounts.

     Transfer From The Fixed Account

     Transfers from the Fixed Account have special limitations which are described below. A policyowner may not make both an unscheduled transfer and scheduled transfers from the Fixed Account during the same Policy Year.

         Unscheduled Transfer. An unscheduled transfer in an amount not to exceed 25% of the policyowner's Fixed Account value as of the later of the Policy Date or the last Anniversary, may be made each Policy Year during the 30-day period following the Policy Date or Anniversary. A transfer request must be made by the policyowner within such 30-day period. The minimum transfer amount is $100 (or, if less, the entire amount of the Fixed Account value).

         Scheduled Transfers. The policyowner may elect to have automatic transfers completed on a monthly basis from the Fixed Account to one or more Investment Accounts. Scheduled transfers are available from the Fixed Account only if the policyowner's Fixed Account value equals or exceeds $2,500 at the time scheduled transfers begin. (The Company reserves the right to change that amount but it will never exceed $10,000.) A policyowner may establish scheduled transfers by sending a Written Request to the Company at its home office or by telephone (See "Service Available by Telephone"). Scheduled transfers will be completed on a monthly basis beginning on the Monthly Date following the date the Company receives the request. The amount of the monthly transfers (minimum $50) will be the dollar amount specified by the policyowner or, if elected by the policyowner, a percentage of the Fixed Account Value as of the later of the Policy Date or the most recent Anniversary Date, or if requested by the policyowner, the date the Company receives the request. In no event shall the monthly amount be more than 2% of the Fixed Account value as of the applicable date, as specified by the policyowner. Scheduled monthly transfers will continue until the Fixed Account value is exhausted or until the policyowner notifies the Company to discontinue the scheduled transfers. The amount of these scheduled transfers can be changed by the policyowner once each Policy Year, by Written Request or by telephone. If the policyowner discontinues the scheduled transfers, these transfers may not begin again until six months after the date of the last scheduled transfer.

Policy Loans

     So long as a Policy remains in effect and the Policy has Net Surrender Value, a policyowner may borrow money from the Company using the Policy as the only security for the loan. The maximum amount that may be borrowed is 90% of the Net Surrender Value of the Policy as of the date a loan request is processed at the Company's home office.

     The minimum amount of any policy loan is $500. Proceeds of policy loans ordinarily will be disbursed within five Business Days from the date of receipt of a Written Request at the Company's home office. (See "Postponement of Payments." )

     When a policy loan is taken, a portion of the Policy Value equal to the amount of the loan is transferred from the Fixed Account and/or the Investment Accounts to the Loan Account in the proportion requested by the policyowner. If no request for allocation of the loaned amount is made by the policyowner, the loan amount will be withdrawn in the same proportion as the allocation used for the most recent Monthly Policy Charge. Any loan interest that is due and unpaid will be transferred in the same manner. The Loan Account will be credited interest from the date of transfer. During the first ten Policy Years, the Loan Account will earn interest at an annual rate of six percent. After the tenth Policy Anniversary, the Loan Account will earn interest at an annual rate of 7.75%. Loan repayments will be allocated among the Fixed Account and the Investment Accounts in the proportion currently designated by a policyowner for the allocation of premium payments. A Policy's Loan Account is part of the Company's General Account.

     The Company charges interest on policy loans. Interest accrues daily and is due and payable at the end of the Policy Year. Any interest not paid when due is added to the loan principal and bears interest at the same rate. Adding unpaid interest to the loan principal will cause additional amounts to be withdrawn from the Fixed Account and/or Investment Accounts in the same manner as described above for loans. Amounts withdrawn for unpaid loan interest will be transferred to the Loan Account.


     Unpaid policy loans and loan interest reduce the Policy's Net Surrender Value and may cause it to be less than the Monthly Policy Charges on a Monthly Date. If on any Monthly Date occurring after a policy loan is taken the Net Surrender Value is not sufficient to pay the Monthly Policy Charges, the 61-day grace period provision will apply. (See "Policy Termination.")


     So long as a Policy remains in force, policy loans and loan interest may be repaid in whole or in part at any time during the insured's life. The minimum loan repayment amount is $30. If the policyowner does not designate a payment as a premium payment or if the Company cannot identify it as a premium payment, the Company will apply the payment received as a loan repayment if a loan is outstanding. Loan Account values equal to the loan repayment will be transferred to the Fixed Account and/or Investment Accounts in the proportion currently designated by a policyowner for the allocation of premium payments. Any policy loan, whether repaid or not, is likely to have a permanent effect on the Policy Value. If the policy loan had not been made, the Policy Value would have reflected the investment experience of the Investment Accounts and/or the interest credited to the Fixed Account. Any policy loans and loan interest are subtracted from life insurance proceeds payable at the insured's death, from surrender value upon total surrender or termination of a Policy when a Grace Period expires without sufficient premium payment, and from the Policy Value payable at maturity.

Total and Partial Surrenders

     A Policy has a Surrender Value and a Net Surrender Value. The Surrender Value of a Policy is the Policy Value less the Surrender Charge. The Net Surrender Value of a Policy is its Surrender Value less any loans and loan interest. While the Policy is in effect, a policyowner may elect to surrender the Policy and receive its Net Surrender Value as of the date the Company receives the policyowner's Written Request at its home office. A Surrender Charge is imposed upon total surrender of a Policy which occurs at any time within the first ten years after the Policy Date. In addition, if total surrender of a Policy occurs at any time within the first ten years after the adjustment date of a face amount increase, a Surrender Charge attributable to the face amount increase will be imposed. (See "Surrender Charge.")

      After the second Policy Anniversary and so long as a Policy is in effect, a policyowner may request a partial surrender from the Net Surrender Value, but no more than two times per Policy Year. The minimum amount of a partial surrender is $500 and the maximum amount that may be surrendered in a Policy Year is 75% of the Net Surrender Value as of the date of the first partial surrender. A transaction charge of the lesser of $25 or two percent of the amount surrendered is imposed on each partial surrender, which is intended to cover the administrative costs of processing the partial surrender. No Surrender Charge is assessed upon a partial surrender. The Policy Value is reduced by the amount of the partial surrender plus the amount of the transaction charge. If the Option 1 death benefit is in effect at the time of a partial surrender, then the Policy face amount also is reduced by the amount of the partial surrender and the transaction charge.

     A policyowner may designate the amount of the partial surrender and transaction charge to be withdrawn from the Fixed Account and/or each Investment Account. If no designation is made, the amount of the partial surrender and the transaction charge will be withdrawn in the same proportion as the allocation instruction in effect for the Monthly Policy Charge. The amount surrendered will be withdrawn from the Policy on a last in, first out basis.

     Proceeds from partial or total surrender of a Policy will ordinarily be disbursed within five Business Days from the date of receipt of a Written Request at the Company's home office. (See "Postponement of Payments.")

DEATH BENEFITS AND RIGHTS

Death Proceeds

     As long as a Policy remains in force, the Company will, upon proof of the insured's death and receipt of all additional claim requirements, pay the death proceeds under the Policy to the named beneficiary in accordance with the designated death benefit option. The death proceeds, determined as of the date of the insured's death, are: the death benefit described below, plus the proceeds from any benefit rider on the insured's life, less any unpaid loans and loan interest on the Policy, and less any overdue Monthly Policy Charges if the insured died during a Grace Period. All or part of the death proceeds may be paid in cash or applied under one or more of the benefit options available under the Policy. The Company pays interest on the death proceeds from the date of death until date of payment or until applied under a benefit option. Interest on death proceeds is credited at a rate the Company determines, but not less than required by state law.

Death Benefit

     The Policy provides two death benefit options: Option 1 and Option 2. The policyowner designates the death benefit option in the application. Both Option 1 and Option 2 provide insurance protection combined with the opportunity for increasing Policy Value. Under Option 1, the amount of death benefit remains level (until the Policy Value exceeds certain limits). Under Option 2, the total death benefit increases as the Policy Value increases. Thus, Option 1 emphasizes the growth of Policy Value while Option 2 emphasizes the total available death benefit.

        Option 1

        The death benefit is the greater of the Policy's current face amount or the Policy Value on the date of death multiplied by the applicable percentage.

        Option 2

        The death benefit is the greater of the Policy's current face amount plus its Policy Value on the date of death or the Policy Value on that date multiplied by the applicable percentage.

Applicable Percentage

     The Policy provides that the death benefit is at least equal to the amount of insurance proceeds required by the Internal Revenue Code to qualify the Policy as a life insurance contract. That death benefit amount is calculated by multiplying the Policy Value by an applicable percentage set forth in the Internal Revenue Code based on the insured's age. The applicable percentages are:

                        TABLE OF APPLICABLE PERCENTAGES*

                (For ages not shown, the applicable percentages
              decrease by a pro rata portion for each full year.)
                           Insured's Attained Age    %
              --------------------------------------------------
                     40 and under                    250
                     45                              215
                     50                              185
                     55                              150
                     60                              130
                     65                              120
                     70                              115
                     75 through 90                   105
                     95                              100

*The Company has reserved the right, where allowed by law, to change or delete the applicable percentages as required by amendments to the Internal Revenue Code.

     Illustration of Option 1. Assume that the insured's attained age at the time of death is between 20 and 40, that there are no unpaid policy loans or loan interest at the time of death, and that the face amount of the Policy is $50,000.

     Under Option 1, because the death benefit will be equal to or greater than 250% of the Policy Value under this illustrative Policy, any time the Policy Value of the Policy exceeds $20,000, the death benefit will exceed the Policy's $50,000 face amount. Each additional dollar added to Policy Value above $20,000 will increase the death benefit by $2.50. Similarly, any time Policy Value exceeds $20,000, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $24,000 to $20,000 because of charges or negative investment performance, the death benefit will be reduced from $60,000 to $50,000. If, however, at any time in this illustration 250% of the Policy Value is less than $50,000 and no partial surrenders have been made, the death benefit will equal $50,000. A partial surrender causes the face amount to decrease by the amount of the partial surrender and the transaction charge.

     Illustration of Option 2. Assume that the insured's attained age at the time of death is between 20 and 40, that there are no policy loans or loan interest unpaid at the time of death, and that the face amount of the Policy is $50,000.

     Under Option 2, a Policy with an Policy Value of $10,000 will have a death benefit of $60,000 ($50,000 + $10,000); a Policy Value of $30,000 will yield a death benefit of $80,000 ($50,000 + $30,000). The death benefit under this illustrative Policy, however, must be at least equal to 250% of Policy Value (Policy Value plus 150% of Policy Value). As a result, if the Policy Value of the Policy exceeds $33,334, the death benefit will be greater than the face amount plus Policy Value. Each additional dollar of Policy Value above $33,334 will increase the death benefit by $2.50. A contract on a 40-year old insured that has an Policy Value of $40,000 will provide a death benefit of $100,000 (250% x $40,000). Similarly, any time Policy Value exceeds $33,334, each dollar taken out of Policy Value reduces the death benefit by $2.50. If, for example, the Policy Value is reduced from $40,000 to $34,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $100,000 to $85,000. If, however, at any time in this illustration 250% of the Policy Value were less than $50,000 plus Policy Value, the death benefit would be $50,000 plus the Policy Value of the Policy.

     The Company guarantees that, so long as the Policy remains in force, the death benefit under either death benefit option will never be less than the current face amount of the Policy. However, the death proceeds payable may be less than the death benefit in the event of policy loans, unpaid loan interest or overdue Monthly Policy Charges.

Change in Death Benefit Option

     A policyowner may make a Written Request to change the death benefit option on or after the second Policy Anniversary. Only two changes in death benefit option are allowed per Policy Year. There are no charges or fees for changing the death benefit option. Any Written Request for change in death benefit option must be approved by the Company. The effective date of any change will be the Monthly Date that coincides with or next follows the day the request for change is approved by the Company. A change in death benefit option will affect future cost of insurance charges.

     If the death benefit option is changed from Option 1 to Option 2, the new face amount will be the old face amount decreased by the Policy Value as determined on the effective date of the change. This change will not be allowed if it will result in a face amount less than the minimum face amount of $50,000. Changing from Option 1 to Option 2 may require evidence of insurability satisfactory to the Company that the insured is insurable for the new death benefit under its underwriting guidelines then in effect.

     If the death benefit option is changed from Option 2 to Option 1, the new face amount will be the old face amount increased by the Policy Value as determined on the effective date of the change. Changing from Option 2 to Option 1 does not require evidence of insurability.

Adjustment Options

     A policyowner may make a Written Request to increase the face amount of a Policy at any time, so long as the Policy is not in a Grace Period and the policyowner is not receiving benefits under a waiver rider. If the face amount of the Policy is increased during the first twenty-four policy months, the Minimum Required Premium will increase for the remainder of the twenty-four month period following the date of the face amount increase. A policyowner may make a Written Request to decrease the face amount at any time on or after the second Policy Anniversary so long as the Policy is not in a Grace Period and Monthly Policy Charges are not being waived under a rider. Any Written Request for adjustment of face amount must be approved by the Company and is subject to these additional conditions:

     1. Any request for an increase in face amount must be applied for by a supplemental application and an adjustment application, signed by the policyowner and the insured, and shall be subject to evidence of insurability satisfactory to the Company under its underwriting guidelines then in effect. The minimum increase in face amount is $50,000. The age of the insured must be 85 or less at the time of the request.

     2. A request for a decrease in face amount must be applied for by an adjustment application, signed by the Policyowner and the insured, and may not reduce the face amount of the Policy below $50,000.

     3. Any increase in face amount will be in a risk classification the Company determines.

     4. Any adjustment approved by the Company will become effective on the Monthly Date that coincides with or next follows the Company's approval of the request.

     If a  payment  in an  amount  greater  than  or  equal  to  the  adjustment
conditional   receipt   premium   deposit  is  submitted   with  the  adjustment
application, then a conditional receipt is given to the policyowner reflecting receipt of the payment and outlining any interim insurance coverage provided by the conditional receipt. The adjustment conditional receipt premium deposit is that amount calculated by the Company and provided to the policyowner in connection with the policyowner's request for a face amount increase. Any payment submitted with a proposed face amount increase is held initially in the General Account without interest. If the Company approves the adjustment, then on the effective date of the adjustment the amount of the premium payment so held, less the Premium Expense Charge, is allocated among the Divisions and the Fixed Account in accordance with the policyowner's existing directions for allocation of premium payments. Net premiums paid after an increase in face amount also are allocated among the Divisions and the Fixed Account in accordance with the policyowner's exiting directions for allocation of premium payments.

     There is no free look period with respect to any increase in face amount. Any increase in face amount will, however, carry its own exchange right, which will apply only to the increase in face amount, not the entire Policy. During the first 24 policy months following issuance of Policy data pages reflecting an increased face amount, but not while the Policy is in a Grace Period, the policyowner may exchange the increased face amount for any other form of fixed benefit individual life insurance policy (other than term insurance) currently made available by the Company for this purpose on the insured's life. On the date of exchange, a portion of the Policy Value attributable to the increase will be transferred to the fixed benefit policy. The portion of the Policy Value attributable to the increase in face amount is determined by use of the ratio of the face amount of the increase over the face amount of the Policy, determined at the adjustment date for the face amount increase.

     Premium payments made under the Policy after exercise of this exchange right will be credited only to the Policy. A new policy will be issued upon exercise of the exchange right which will require payment of its own premiums. A portion of any unpaid policy loan and loan interest may be required to be repaid prior to the exchange or transferred to the new policy. In all other respects, this exchange right for face amount increases is the same as that available for the purchase of the Policy (See "Right to Exchange Policy." )

CHARGES AND DEDUCTIONS

     The Company will make certain charges and deductions to support the operation of the Policy and the Separate Account. Some charges will be deducted from premium payments as received, some charges will be deducted from the Policy Value on a monthly basis, and other charges will be deducted from the Policy Value upon total surrender or termination of a Policy. In addition, there are fees for the administrative costs involved in processing certain transfers and all partial surrenders of Policy Value.

Premium Expense Charge

     Upon receipt of each premium payment, the Company deducts a Premium Expense Charge. The Premium Expense Charge includes a charge of 2.20% for state and local taxes and a charge of 1.25% for federal taxes. The charges for state, local and federal taxes are not expected to exceed these taxes. The charge also includes a premium sales load of 2.75% for premium payments less than or equal to the Target Premium and .75% for premium payments in excess of Target Premium made during each of the first ten Policy Years and, with respect to premiums attributable to any face amount increase, made during each of the first ten years following the increase. Sales loads, including the sales load portion of the Surrender Charge more fully described below, are intended to compensate the Company for distribution expenses including registered representatives' commissions, the printing of prospectuses and sales literature, and advertising. The sales loads imposed in any Policy Year are not necessarily related to actual distribution expenses incurred in that year. Instead, the Company expects to incur the majority of distribution expenses in the early years of a Policy and to recover any deficiency over the life of a Policy. To the extent distribution expenses exceed sales loads (including the sales load portion of Surrender Charges, if any) in any year, the Company will pay them from its other assets or surplus in its general account, which includes amounts derived from mortality and expense risks charges and from mortality gains.

Monthly Policy Charge

     On each Monthly Date, the Company will deduct from the Policy Value an amount to cover certain charges and expenses incurred in connection with the Policy. The Monthly Policy Charge deduction is made only from the Policy Value held in the Fixed Account and/or Investment Accounts. No deduction is made from a Loan Account . The Monthly Policy Charge will be allocated among the Investment Accounts and the Fixed Account in accordance with policyowner instruction on the application for the Policy. The policyowner's choice of allocation percentages may be: (1) the same as the allocation percentages for premiums, (2) on a Prorated Basis or (3) any other method of allocation agreed upon by the policyowner and the Company. For the Fixed Account or each Investment Account, the allocation percentage must be zero or a whole number not less than ten nor greater than 100. The allocation percentages chosen by the policyowner must total 100. Requests for changes in allocation percentages are effective on the next Monthly Date following approval by the Company. If following the policyowner's instruction would not be possible on any Monthly Date due to insufficient value in the Fixed Account and/or Investment Accounts, Monthly Policy Charges will be deducted on a Prorated Basis. The deduction for the Monthly Policy Charge consists of a charge for the cost of insurance and a charge for any optional benefits added by rider, a monthly administration charge, and a mortality and expense risks charge.

Cost of Insurance Charge

     The monthly cost of insurance charge is calculated as (1) multiplied by the result of (2) minus (3) where:

     (1) is the cost of insurance rate as described below divided by 1,000;

     (2) is the death benefit at the beginning of the policy month; and

     (3)is the Policy Value at the beginning of the policy month calculated as if the Monthly Policy Charges were zero.

     The cost of insurance rate is based on the gender, issue age, duration since issue, smoking status and risk classification of the insured under the Policy. (For Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans, the cost of insurance is not based on the gender of the insured.) The rate will be determined by the Company based upon its expectations as to future mortality experience, but the rate will never exceed the rate shown in the Table of Monthly Guaranteed Cost of Insurance Rates set forth in the Policy. These guaranteed maximum rates are based on the 1980 Smoker and Nonsmoker Commissioners Standard Ordinary Mortality Tables. The table used will be male or female according to the gender of the insured (where allowed by law). Any change in current cost of insurance rates will apply to all individuals of the same age, gender and risk classification of the insured. However, different maximum cost of insurance rates may apply to any face amount increases under a Policy. The cost of insurance rate for a face amount increase is based on the insured's gender (where allowed by law), age at time of increase, duration since increase, smoking status and risk classification of the insured at the time of the increase.

Administration Charge


     The current monthly administration charge for a Policy during the first Policy Year is an amount equal to $.40 for each $1,000 of Policy face amount, but not less than $6.00 per month and not greater than $16.67 per month. After the first Policy Year, the monthly administration charge for a Policy is currently set at $6.00 per month. The monthly administration charge is guaranteed not to exceed an amount equal to the greater of $.60 for each $1,000 of Policy face amount or $10.00 per month, but no more than $25.00 per month during the first Policy Year and no more than $10.00 per month after the first Policy Year. The Policy also provides for a contingent deferred administration charge which is a part of the Surrender Charge imposed upon total surrender or termination of a Policy when a grace period expires without sufficient premium payment. (See "Surrender Charge.") The monthly administration charge and the deferred administration charge reimburse the Company for the recurring administrative expenses related to the Policy and the Separate Account. These expenses are expenses other than sales expenses and include, for example, the cost of processing applications, conducting medical examinations, determining insurability, establishing policy records, premium reminders and collection, recordkeeping, processing death benefit claims and policy changes, reporting, and overhead costs. The Company does not expect to recover from the administration charges any amount above its accumulated expenses associated with the Policies and the Separate Account.


Mortality and Expense Risks Charge


     The Company deducts a monthly charge from the Policy Value for the mortality and expense risks it assumes under the Policies. This charge is made on each Monthly Date at an annual rate of .90% of the value of the policyowner's Investment Accounts. The charge is currently reduced to an annual rate of .27% after the ninth Policy Year. The Company reserves the right to increase the .27% charge, subject to the guaranteed maximum annual rate of .90%. If the Company increases the charge such increase will be applicable only to Policies issued on or after the date of the increase. The mortality risk assumed is that lives insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.


Transaction Charge

     A transaction charge of the lesser of $25 or 2% of the amount being surrendered is imposed on each partial surrender of Policy Value. A transaction charge of $25 may be imposed on each unscheduled transfer of Policy Value among the Investment Accounts exceeding twelve per Policy Year. All transfers with the same effective date count as one transfer.

Surrender Charge

     During the first ten Policy Years, the Company will assess a Surrender Charge upon total surrender of a Policy or termination of a Policy when a Grace Period expires without sufficient premium payment. In addition, the Company will assess a Surrender Charge upon surrender or termination of a Policy for insufficient premium payment which occurs during the first ten Policy Years after the adjustment date for a face amount increase. Thus, surrender of a Policy or termination of a Policy for insufficient value within the first ten Policy Years and within ten Policy Years after the adjustment date of a face amount increase will result in assessment of a composite Surrender Charge representing the charge imposed on the initial face amount and the charge imposed on the face amount increase. Surrender Charges do not decrease when the face amount of a Policy is decreased. No additional Surrender Charges apply when the death benefit under a Policy is changed from Option 2 to Option 1. All or a portion of the Surrender Charge will be partially or completely waived on Policies issued with an accounting benefit rider upon total surrender in early Policy Years. An accounting benefit rider is a rider issued to a corporate owner of a Policy designed to permit the corporation to include greater Policy Value amounts on its Statement of Net Assets in early Policy Years than would otherwise be possible.

     The Surrender Charge is comprised of two parts: A contingent deferred sales charge and a contingent deferred administration charge.

Contingent Deferred Sales Charge

     The contingent deferred sales charge is equal to 47.25% of premiums paid up to a maximum of two Target Premiums for insureds under age 66. This charge is reduced for insureds age 66 and over in accordance with the following table:

 Insured's Age                                    Applicable
  on Issue or                                 Contingent Deferred
Adjustment Date                                  Sales Charge
---------------               --------------------------------------------------
     66-70                    47.25% on premiums paid up to 1.5 x Target Premium
     71-75                    47.25% on premiums paid up to 1.1 x Target Premium
     76-80                    47.25% on premiums paid up to 0.8 x Target Premium
     81-85                    47.25% on premiums paid up to 0.5 x Target Premium

The contingent deferred sales charge portion of the Surrender Charge is assessed to recover sales expenses and is in addition to the 2.75% and .75% premium sales load which is deducted when premium payments are made.

Contingent Deferred Administration Charge

     The contingent deferred administration charge is equal to $3 per $1,000 of Policy face amount, but no greater than $1,500 per Policy. The contingent deferred administration charge portion of the Surrender Charge is intended to reimburse the Company for administrative expenses associated with the Policy and the Separate Account and is in addition to the monthly administration charge for a Policy.

Surrender Charge Percentage

The Surrender Charge during any Policy Year is equal to the sum of the contingent deferred sales charge and the contingent deferred administration charge multiplied by the applicable surrender percentage as shown below.

Policy Year of Surrender                Surrender Charge Percentage
------------------------                ---------------------------
         1-5                                      100.00%
           6                                       95.24%
           7                                       85.71%
           8                                       71.43%
           9                                       52.38%
          10                                       28.57%
          11+                                       0.00%

     If the face amount of a Policy is increased, Surrender Charges apply to the net increase in face amount as though a new Policy had been issued for an amount equal to the net increase. The net increase in face amount is equal to the increase in face amount less earlier decreases in face amount not offset against an earlier increase in face amount. The Surrender Charge applicable to face amount increase will be determined by multiplying the increase in the face amount, in thousands, by the contingent deferred administration charge on the increase in face amount (subject to the $1,500 limit per Policy) and adding the premium attributable to the face amount increase (up to a maximum of two Target Premiums) multiplied by the contingent deferred sales charge (47.25%). The premium attributable to the increase in face amount is determined by use of the ratio of the face amount of the increase over the face amount of the Policy determined at the adjustment date for the face amount increase.The contingent deferred sales charge is reduced for insureds age 66 or older at the Issue or Adjustment Date as discussed above under the heading "Contingent Deferred Sales Charge." The sum of these amounts is then multiplied by the Surrender Charge percentage in the above table to determine the Surrender Charge.

     Surrender Charges following a Policy's reinstatement commence at the rate in effect at the time of the Policy's termination.

Sales Charge Limitations

     If a Policy is surrendered at any time during the first two years after issuance or after an increase in face amount, the Company will forego taking that part of the deferred sales charge with respect to "premiums" paid for the initial face amount or such increase, whichever is applicable, which would cause the total sales load (premium sales load portion of the Premium Expense Charge deducted from premium payments plus contingent deferred sales charge) to exceed the sum of (i) 30% of the premiums paid up to the lesser of one guideline annual premium or the maximum amount of premiums subject to the deferred sales charge plus (ii) 10% of the premiums paid in excess of one guideline annual premium, up to the lesser of two guideline annual premiums or the maximum amount of premiums subject to the deferred sales charge.

Other Charges

     Shares of the Mutual Funds are purchased by the corresponding Divisions at the shares' net asset values. The net asset value of Mutual Fund shares reflects the investment management fees and corporate operating expenses already deducted from the assets of the Mutual Funds. The current investment management fee and total operating expenses for each of the Mutual Funds is provided under the heading "Separate Account". These fees and expenses are fully described in the prospectus for each of the Mutual Funds.

Special Provisions for Group or Sponsored Arrangements

     Where permitted by state insurance laws, Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

     The charges and deductions described above may be reduced for Policies issued in connection with group or sponsored arrangements. Such arrangements may include sales without premium sales loads and/or Surrender Charges to employees, officers, directors, agents, immediate family members of the foregoing, and employees of agents of the Company and its subsidiaries. The Company will reduce the above charges and deductions in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size of the group, expected number of participants and anticipated premium payments from the group. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangements, the purposes for which Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements.

     The Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policyowners and all other policyowners with policies funded by the Separate Account.

     In addition, groups and persons purchasing under a sponsored arrangement may apply for flexible underwriting. If flexible underwriting is granted, the cost of insurance charge may increase as a result of higher anticipated mortality experience. Flexible underwriting programs currently available include batch underwriting, expanded non-medical underwriting and guaranteed issue underwriting.

THE FIXED ACCOUNT

Policyowners may allocate Net Premiums and transfer amounts from the Separate Account to the Fixed Account, in which case such amounts are held in the General Account of the Company. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for the aspects of the Policy involving the Separate Account and contains only selected information regarding the Fixed Account. More information regarding the Fixed Account may be obtained from the Company's home office or from a sales representative.

The Company's obligations with respect to the Fixed Account are supported by the Company's General Account. Subject to applicable law, the Company has sole discretion over the investment of the assets in the General Account.

The Company guarantees that Net Premiums allocated to the Fixed Account will accrue interest daily at an effective annual interest rate of not less than 3% compounded annually. In its sole discretion, the Company may credit a higher rate of interest.

Charges under the Policy are the same as when the Separate Account is being used, except that the mortality and expense risks charge is not imposed on amounts of Policy Value in the Fixed Account. The value of the Fixed Account on any Business Day is the sum of the Net Premiums allocated to the Fixed Account, plus any transfers from the Separate Account, plus interest credited to the Fixed Account, less surrenders, Surrender Charges, Monthly Policy Charges or transaction fees allocated to the Fixed Account or transfers to the Separate Account.

POLICY TERMINATION AND REINSTATEMENT

Policy Termination

     An initial minimum premium payment is required to commence coverage under a Policy. A minimum premium is required during the first twenty-four policy months (the "Minimum Required Premium"). A notice of impending termination of a Policy will be sent if during the 24 months following the Policy Date, the sum of the premiums paid is less than the Minimum Required Premium on a Monthly Date.

       The Minimum Required Premium on a Monthly Date is equal to (1) times (2) where:

       1.  Is the minimum monthly premium shown on the current data pages ; and

       2.  Is the number of completed months since the Policy Date.


     Further, a notice of impending termination of a Policy will be sent if, 24 months after the Policy Date or later, or any time after a policy loan is taken, the Net Surrender Value of the Policy is not at least equal to the Monthly Policy Charge on the current Monthly Date and, if the Policy has a death benefit guarantee rider, the death benefit guarantee premium requirement has not been satisfied. Payment of a planned periodic premium does not ensure that the Policy will not enter a grace period 24 months or later following the Policy Date.

     The grace period begins when a notice of impending termination is mailed to a policyowner. The notice will be sent to the last post office address of the policyowner known to the Company. It will show the minimum payment required to keep the Policy in force. The notice will also show the 61-day period during which the Company will accept the required payment.

     If the grace period begins because the sum of the premiums paid is less than the Minimum Required Premium, the minimum payment is (1) minus (2) where:

     1. Is the Minimum Required Premium due on the second Monthly Date following the beginning of the grace period; and


     2. Is the sum of the premiums paid since the Policy Date.


     If the grace period ends before receipt by the Company of the minimum payment described above, the Company will pay to the policyowner any remaining value in the Policy which would be (1) minus (2) where:


     1. Is the Net Surrender Value on the Monthly Date on or immediately preceding the start of the grace period; and


     2. Is the two Monthly Policy Charges applicable during the grace period.

     If the grace period begins because the Net Surrender Value is less than the current Monthly Policy Charge, the minimum payment is equal to (1) plus (2) divided by (3) where:

     1. Is the amount by which the Surrender Charge exceeds the Accumulated Value on the Monthly Date on or immediately preceding the start of the grace period;


     2. Is three Monthly Policy Charges; and

     3. Is 1 minus the maximum Premium Expense Charge.


     If the grace period ends before we receive the minimum payment, the Company will keep any remaining value in the Policy.

This payment is intended to reimburse the Company for the Monthly Policy Charges during the 61-day grace period and provide sufficient Policy Value to pay the Monthly Policy Charge for the first Monthly Date following the grace period. There is no guarantee the amount requested at the beginning of the grace period will be sufficient to actually meet the Monthly Policy Charges as they are processed. Should the Policy's Net Surrender Value not at least equal the Monthly Policy Charges on any Monthly Date, a new 61-day Grace Period will commence.

     The Policy will continue in force through a Grace Period; but, if the required payment is not received by the Company during the 61-day period, the Policy will terminate as of the Monthly Date on or immediately preceding the start of the grace period. If the insured dies during a grace period, the policy proceeds will be reduced by the amount of all Monthly Policy Charges due and unpaid at the insured's death, as well as by loans and unpaid loan interest.


     A Policy will also terminate if the policyowner makes a total surrender of the Policy, the death proceeds under the Policy are paid or the maturity proceeds under the Policy are paid. When a Policy terminates for any reason, all policy privileges and rights of the policyowner under the Policy end.

Reinstatement

     A policyowner may, however, reinstate a Policy which terminated as a result of failure to pay the Minimum Required Premium on a Monthly Date during the 24 months following the Policy Date, or as a result of insufficient value, subject to certain conditions. A Policy may be reinstated only prior to the Maturity Date and while the insured is alive. The application for reinstatement must be personally delivered or mailed to the Company at its home office within three years of a Policy's termination. (In some states, the Company is required by law to provide a longer period of time within which a Policy may be reinstated.)
Satisfactory proof of insurability based upon the Company's underwriting guidelines then in effect and payment of a reinstatement premium are required. The reinstatement premium must be at least the greater of ((1) plus (2) divided by (3)) or ((4) minus (5)) where:


     1. Is the amount by which the Surrender Charge exceeds the Accumulated Value on the Monthly Date on or immediately preceding the start of the grace period;


     2. Is three Monthly Policy Charges;

     3. Is one minus the maximum Premium Expense Charge;


     4. Is the Minimum Required Premium due on the second Monthly Date following the beginning of the grace period; and


     5. Is the sum of the premiums paid since the Policy Date.

Payment of Monthly Policy Charges for the period of termination is not required. If a policy loan or loan interest was unpaid at the time of termination, the Company will require repayment or reinstatement of the loan and any loan interest before permitting reinstatement of the Policy. Loan interest will not be charged for the period the Policy was terminated. Reinstatement will be effective on the next Monthly Date following the Company's approval of the reinstatement application. The Policy Date will remain the original Policy Date and will not be changed at reinstatement, although Surrender Charges for total surrender following reinstatement will resume at the rate charged at the time of the Policy's termination, as adjusted for the payment of past due premiums, if any.
Upon reinstatement of a Policy, all the rights and privileges of the owner are restored.

OTHER MATTERS

Voting Rights

     The Company shall vote Mutual Fund shares held in the Separate Account at regular and special meetings of shareholders of each Mutual Fund, but will follow voting instructions received from persons having the voting interest in such Mutual Fund shares.

     The policyowner has the voting interest under a Policy. The policyowner shall have one vote for each $100 of Policy Value in the Divisions, with fractional votes allocated for amounts less than $100. The number of votes on which the policyowner has the right to instruct will be determined as of the date coincident with the date established by the Mutual Fund for determining shareholders eligible to vote at the meeting of the Mutual Fund. Voting instructions will be solicited by written communications prior to such meetings in accordance with procedures established by the Mutual Fund. The Company will vote other Mutual Fund shares held in the Separate Account, including those for which no instructions are received in the same proportion as it votes shares for which it has received instructions. All Mutual Fund shares held in the general account of the Company will be voted in proportion to instructions that are received with respect to participating contracts.

     If the Company determines pursuant to applicable law that Mutual Fund shares held in the Separate Account need not be voted pursuant to instructions received from persons otherwise having the voting interest as provided above, then the Company may vote Mutual Fund shares held in the Separate Account in its own right.

     The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment objective of the Mutual Fund, or disapprove an investment advisory contract of the Mutual Fund. In addition, the Company may disregard voting instructions in favor of changes initiated by a policyowner in the investment policy or the investment adviser of the Mutual Fund if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or the Company determines that the change would be inconsistent with the investment objectives of the Mutual Fund or would result in the purchase of securities for the Mutual Fund which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by the Company or any affiliates of the Company which have similar investment objectives. In the event that the Company does disregard voting instructions, a summary of that action and the reason for such actions will be included in the next semiannual report to policyowners.

Statement of Values

     The Company will mail an annual statement to the policyowner after the end of each Policy Year until the Policy terminates. The statement will show:

      1. the current death benefit;
      2. the current Policy Value and Surrender Value;
      3. all premiums paid since the last statement;
      4. all charges since the last statement;
      5. any Policy loans and loan interest;
      6. any partial surrenders since the last statement;
      7. the number of Units and Unit value;
      8. the total value of each of the policyowner's Investment Accounts;
      9. any investment gain or loss since the last statement;
     10. the designated beneficiary or beneficiaries;
     11. all riders included with the Policy; and
     12. a detailed summary of activity which occurred during the Policy Year.

     Any policyowner may request at any time a current statement of account values, transactions and activities by telephoning 1-800-852-4450.

     The Company will also send to the policyowner the reports required by the Investment Company Act of 1940.

Service Available by Telephone

     Unless telephone transaction services are declined on the supplemental application for a Policy, or at any subsequent time the policyowner notifies the Company in writing to remove telephone transaction services, certain transactions, including transfers permitted by the Policy, Policy loans (Policy loan proceeds will be mailed only to the policyowner's address of record), changes in the allocation of future premium payments and changes in allocation of the Monthly Policy Charge, may be made pursuant to telephone instructions. The telephone transactions may be exercised by telephoning 1-800-852-4450. Telephone transfer requests must be received by the close of the New York Stock Exchange on a day when the Company is open for business to be effective that day. Requests made after that time or on a day when the Company is not open for business will be effective the next Business Day. Although neither the Separate Account nor the Company is responsible for the authenticity of telephone transaction requests, the right is reserved to refuse to accept telephone requests when in the opinion of the Company it seems prudent to do so. The policyowner bears the risk of loss caused by fraudulent telephone instructions the Company reasonably believes to be genuine. The Company will employ reasonable procedures to assure telephone instructions are genuine and if such procedures are not followed, the Company may be liable for losses due to unauthorized or fraudulent transactions. Such procedures include recording all telephone instructions, requesting personal identification information such as the caller's name, daytime telephone number, social security number and/or birthdate and sending a written confirmation of the transaction to the policyowner's address of record. Policyowners may obtain additional information and assistance by telephoning the toll free number. The Company may modify or terminate telephone transfer procedures at any time.

GENERAL PROVISIONS

Addition, Deletion or Substitution of Investments

     The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares held by any Division or which any Division may purchase. If shares of any Mutual Fund should no longer be available for investment or if, in the judgment of the Company's management, further investment in shares of any mutual fund should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of any other investment company for shares already purchased, or to be purchased in the near future under the Policies. No substitution of securities will take place without notice to policyowners and without prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940.

     The investment policy of the Separate Account will not be materially changed unless a statement of the change is filed with and not disapproved by the Insurance Commissioner of the State of Iowa and the Superintendent of Insurance of the State of New York, if required. Whether a change in investment policy is material will be determined in conjunction with the appropriate state insurance commissioner(s). The policyowner will be notified of any material investment policy change. If the Company eliminates or combines existing Divisions or transfers assets in one Division to another, the policyowner may then change allocation percentages and transfer any value in an affected Division to another Division without charge. In the alternative, the policyowner may exchange the Policy for a fixed-benefit, flexible premium life insurance policy offered by the Company for this purpose. The policyowner may exercise this exchange privilege until the later of 60 days after (i) the effective date of such change, or (ii) the receipt of a notice of the options available. The face amount of the new policy will be the death benefit of the Policy on the date of exchange.

     Each Mutual Fund is subject to certain investment restrictions which may not be changed without the approval of the majority of the outstanding voting securities. See the accompanying prospectuses for the Mutual Funds.

Optional Insurance Benefits

     Subject to certain requirements and approval by state insurance departments, one or more supplementary benefits may be added to a Policy, including those providing term insurance options, providing accidental death coverage, waiving Monthly Policy Charges or waiving of premium payments upon disability, accelerating benefits in the event of terminal illness, providing cost of living increases in benefits, providing a death benefit guarantee, providing extended coverage beyond the Maturity Date, and, in the case of business-owned Policies, permitting a change of the life insured, providing face amount increases that reflect salary increases, providing extra protection increases and providing enhanced policy values in the early years of a Policy. More detailed information concerning supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, of any optional insurance benefits will be deducted as part of the Monthly Policy Charge.

     The death benefit guarantee rider provides that if the death benefit guarantee premium requirement is satisfied the Policy will not enter its grace period even if the Net Surrender Value is insufficient to cover the monthly deduction on a Monthly Date. This rider is automatically made a part of a Policy if the issue age of the insured is under age 65 and (where permitted by law) the planned periodic premium is equal to or greater than the death benefit guarantee premium. The rider terminates on the later of the Policy Anniversary following the insured's 65th birthday or five years after the effective date of the rider. The death benefit guarantee premium requirement is satisfied if the sum of all premiums paid less any partial surrenders and any Policy loans and unpaid loan interest equals or exceeds the sum of the monthly death benefit guarantee premiums applicable to the number of months the Policy has been in force, less one month. The death benefit guarantee premium is based on the issue age, gender (where permitted by law), death benefit option, and risk class of the insured. The monthly death benefit guarantee premium will be considered to be zero for any month that deductions are being paid by the waiver of monthly deductions rider. The death benefit guarantee premium may change if the Policy face amount is changed, the death benefit option is changed, or a rider is added or deleted. As a result of a change, an additional premium may be required on the date of the change in order to satisfy the new death benefit guarantee premium requirement. If on any Monthly Date the death benefit guarantee premium requirement is not met, the policyowner will be sent a notice of the premium required to maintain the guarantee. If the premium is not received at a Company's home office prior to the expiration of 61 days after the date the notice is mailed, the death benefit guarantee will no longer be in effect and the rider will terminate. If the rider terminates, it may not be reinstated. If this rider is in force, the death benefit guarantee premium requirement is satisfied and the insured is alive on the Policy Maturity Date, the Company will pay the policyowner the excess, if any, of the face amount over the maturity proceeds.

The Contract

     The Policy, the application attached to it, any supplemental application, any adjustment applications, any amendments to the application and the current data pages make up the entire contract between the Company and the policyowner. Any statements made in the application or an adjustment application will be considered representations and not warranties. No statement, unless made in an application, will be used to void a Policy (or void an adjustment in case of an adjustment application) or to defend against a claim. A Policy may be modified by mutual agreement between the policyowner and the Company. Any alteration of the Policy must be in writing and signed by one of the Company's corporate officers. No one else, including the agent, may change the contract or waive any provisions.

Incontestability

     The Company will not contest the insurance coverage provided under a Policy, except for any subsequent increase in face amount, after the Policy has been in force during the lifetime of the insured for a period of two years from the Policy Date. This provision does not apply to claims for total disability or to accidental death benefits which may be provided by a rider to a Policy. Any face amount increase made under the Adjustment Options has its own two-year contestable period which begins on the effective date of the adjustment.

Misstatements

     If the age or gender of the insured has been misstated in an application, including a reinstatement application, the death benefit under the Policy will be that which would be purchased by the most recent mortality charge at the correct age and gender.

Suicide

     A Policy does not cover the risk of suicide within two years from the Policy Date or two years from the date of any increase in face amount with respect to such increase, whether the insured is sane or insane. In the event of suicide within two years of the Policy Date, the only liability of the Company will be a refund of premiums paid, without interest, less any policy loans and loan interest and any partial surrenders. In the event of suicide within two years of an increase in face amount, the only liability of the Company in respect to that increase in face amount will be a refund of the cost of insurance for that increase.

Ownership


     The owner of the Policy is as named in the application. The owner may exercise every right and enjoy every privilege provided by the Policy, subject to the rights of any irrevocable beneficiary. All privileges and rights of the owner under a Policy end when the owner surrenders the Policy for cash, the death proceeds of the Policy are paid, or the maturity proceeds of the Policy are paid. Also, if the grace period ends without receipt by the Company at its home office of the payment required to keep the Policy in force, the privileges and rights of the owner terminate as of the Monthly Date on or immediately preceding the start of the Grace Period. If the owner is not the insured and dies before the insured, the insured becomes the owner unless the owner has provided for a successor owner. The owner may be changed by filing a Written Request with the Company. The Company's approval is needed and no change is effective until the Company approves the Written Request for change of owner. Once approved, the change is effective as of the date the owner signed the Written Request. The Company reserves the right to require that the Policy be sent to the Company so that the change may be recorded.


Beneficiaries

     The original beneficiaries and contingent beneficiaries are designated by the policyowner on the application. A primary and/or contingent beneficiary or beneficiaries may be changed by Written Request to the Company. The Company's approval is needed and no change is effective until the Company approves the Written Request for change of beneficiary. Once approved, the change is effective as of the date the owner signed the Written Request. If changed, the primary beneficiary or contingent beneficiary is as shown in the latest written change filed with the Company. One or more primary or contingent beneficiaries may be named in the application or a later change request.

Benefit Instructions

     While the insured is alive, the owner may file instructions for the payment of death proceeds under one of the benefit options under the Policy. Such instructions, or a change of instructions, must be made by Written Request to the Company. If the owner changes the beneficiary, that change will revoke any prior benefit instructions.

Postponement of Payments

     Payment of any amount upon total or partial surrender, policy loan, or proceeds payable at death or maturity and the right to transfer to or from an Investment Account may be postponed or suspended whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (2) the Securities and Exchange Commission by order permits postponement for the protection of policyowners; or (3) the Securities and Exchange Commission requires that trading be restricted or declares an emergency, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the net asset value of the Mutual Funds.

Assignment

     The Policy can be assigned as collateral for a loan. The Company must be notified in writing if the Policy has been assigned. Each assignment will be subject to any payments made or action taken by the Company prior to its notification of such assignment. The Company is not responsible for the validity of an assignment. An assignment as collateral does not change the owner but the rights of beneficiaries, whenever named, become subordinate to those of the assignee.

Policy Proceeds

     Death proceeds under a Policy will ordinarily be paid within five Business Days after the Company receives due proof of death. Payments may be postponed in certain circumstances. (See "Postponement of Payments.") During the insured's lifetime, the policyowner may arrange for the death proceeds to be paid in a lump sum or under one or more of the settlement options described below. These choices are also available if the Policy is surrendered or matures.

     When death proceeds are payable in a lump sum, the beneficiary may select one or more of the settlement options.

     The following options are available:

Option A

     Special Benefit Arrangement - A specially designed benefit option may be arranged with the Company's approval.

Option B

     Proceeds Left at Interest - The Company will hold the amount applied on deposit. Interest payments will be made annually, semiannually, quarterly or monthly, as elected.

Option C

     Fixed Income - The Company will pay an income of a fixed amount or an income for a fixed period not exceeding 30 years.

Option D

     Life Income - The Company will pay an income during a person's lifetime. A minimum guaranteed period may be used.

Option E

     Joint and Survivor Life Income - The Company will pay an income during the lifetime of two persons, and continuing until the death of the survivor. This option includes a minimum guaranteed period of 10 years.

Option F

     Joint and Two-Thirds Survivor Life Income - The Company will pay an income during the time two persons both remain alive, and two-thirds of the original amount during the remaining lifetime of the survivor.

     Interest at a rate set by the Company, but never less than required by state law, will be applied to determine the payment under Option B, and any such interest in excess of the guaranteed minimum will be added to payments under Option C.

Participating Policy

     The Policies share in any divisible surplus of the Company. The Company will determine each Policy's share of the surplus and will credit it as a dividend at the end of each Policy Year. The Company does not expect to pay any dividends under the Policy.
Dividends, if any, will be paid in cash.

Right To Exchange Policy

     During the first 24 policy months following issuance of a Policy, except during a Grace Period, the policyowner may exchange the Policy for any other form of fixed benefit individual life insurance policy (other than term insurance) currently made available by the Company for this purpose on the insured's life. At present, the Company makes several insurance policies available for exercise of this exchange right. Such request must be postmarked or delivered to the home office of the Company before the expiration of 24 months after the Effective Date. At the option of the policyowner, the new policy will provide either the same death benefit or the same amount at risk as the Policy did at the time of the exchange request. Premiums for the new policy will be based on the same gender, issue age, and risk classification of the insured under the Policy. An equitable adjustment in the new policy's payments and cash or Policy Values will be made to reflect variances, if any, in the payments and Policy Values under the Policy and the new policy. Minimum benefits of the new policy will be fixed and guaranteed and the new policy will not participate in the experience of the Separate Account. Policy values will be determined as of the date the Written Request for exchange is received at the Company's home office. Evidence of insurability will not be required for the exchange. No charge will be imposed on the exercise of this exchange privilege. Any policy loan and loan interest must be repaid prior to the exchange or transferred to the new policy. Any benefit riders included as a part of a Policy may be exchanged, without evidence of insurability, for similar benefit riders on the new policy if both these conditions are met:

     1. The policyowner, in the Written Request for exchange, indicates that the rider or riders should be a part of the new policy; and

     2. The similar benefit rider or riders were available for the new policy on the effective date of the benefit rider for the Policy based on the same issue age, gender and risk classification of the insured under the Policy.

     The exchange will be effective upon proper receipt by the Company of the Written Request, any amount required as an adjustment and surrender of the Policy.

     The policyowner may also exchange the Policy for a fixed-benefit, flexible premium policy in the event of a material change in investment policy of a Division (see "Addition, Deletion or Substitution of Investments.")

     In addition, the policyowner has the right to exchange a face amount increase for a fixed-benefit, flexible premium policy at any time during the first 24 months following issuance of Policy data pages reflecting a face amount increase, but not while the Policy is in a Grace Period (see "Adjustment Options.")

DISTRIBUTION OF THE POLICY

     The Policy will be sold by individuals who, in addition to being licensed and appointed as life insurance agents or brokers for the Company, are also registered representatives of the principal underwriter of the Policies, Princor Financial Services Corporation, or of other broker-dealers which Princor
Financial  Services  Corporation  selects  and  the  Company  approves.  Princor
Financial Services Corporation is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. For Policies distributed by the principal underwriter commissions will range between 0% and 50% of premium received in the first year of a Policy (and between 0% and 50% of premium received in the first year following an adjustment date), up to a Target Premium determined by a rate per $1,000 of face amount which varies by the age and gender of the insured. In addition, commissions will include 0% to 3% of premium received in the first year of the Policy, above the Target Premium. For years two and later of a Policy, commissions will range from 0% to 2% of premiums received. A service fee of 0% to 2% is paid on all premiums received after the first Policy Year. In addition, a persistency renewal commission may be paid which ranges from 1.25% to 5.25% of premiums received in the first three Policy Years, depending upon the agent's or broker's total life insurance sales for the Company. Expense allowances may also be payable to agents and brokers based upon premiums received. Commission amounts for Policies distributed by broker-dealers other than the principal underwriter will vary.

     The Company has entered into a distribution agreement with Princor Financial Services Corporation. Princor Financial Services Corporation is also the principal underwriter for various registered investment companies organized by the Company. Princor Financial Services Corporation is a wholly-owned subsidiary of Principal Holding Company. Principal Holding Company is a holding company and a wholly-owned subsidiary of the Company.

OFFICERS AND DIRECTORS OF PRINCIPAL MUTUAL LIFE INSURANCE COMPANY

     Principal Mutual Life Insurance Company is managed by a Board of Directors which is elected by its policyowners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal occupation during the last five years, are as follows:

DIRECTORS:
EXECUTIVE OFFICERS (OTHER THAN DIRECTORS):

JOHN EDWARD ASCHENBRENNER           Senior Vice President
RAY STEPHENS CRABTREE               Executive Vice President
THOMAS JEFFERSON GAARD              Senior Vice President
MICHAEL HARRY GERSIE                Senior Vice President
THOMAS JOHN GRAF                    Senior Vice President
JOHN BARRY GRISWELL                 Executive Vice President
RONALD EUGENE KELLER                Executive Vice President
GREGG ROSS NARBER                   Senior Vice President and General Counsel
CHARLES EDWARD ROHM                 Executive Vice President


                                            Principal Occupation
Name, Positions and Offices                 During Last 5 Years
---------------------------                 -------------------
MARY VERMEER ANDRINGA                       President and Chief Operating Officer, Vermeer Manufacturing Company.
Director
Member, Nominating Committee

RUTH MARGARET DAVIS                         President and Chief Executive Officer, The Pymatuning Group, Inc.
Director
Member, Nominating Committee

DAVID JAMES DRURY                           Chairman and Chief Executive Officer, Principal Mutual Life Insurance Company since
Director                                    January 1995. President  and Chief Executive Officer from 1994 - 1995; President from
Chairman of the Board                       1993-1994; Executive Vice President from 1992-1993; Executive Vice President and Chair,
Executive Committee                         Chief  Actuary 1992; prior thereto, Senior Vice President and Chief Actuary.

CHARLES DANIEL GELATT, JR.                  President, NMT Corporation.
Director
Member, Executive and
Human Resources Committees

GERALD DAVID HURD                           Retired. Chairman and Chief Executive Officer, Principal Mutual Life Insurance Company
Director                                    1989 - 1994.
Member, Executive and
Human Resources Committee

THEADORE MURTAGH HUTCHISON                  Vice Chairman, Principal Mutual Life Insurance Company since August 1994. Prior thereto,
Director                                    Executive Vice President.

CHARLES SAMUEL JOHNSON                      President and Chief Executive Officer, Pioneer Hi-Bred International, Inc. since
Director                                    September, 1995. President and Chief Operating Officer March 1995-September 1995.
                                            Executive Vice President 1993-March 1995. Prior thereto Senior Vice President.

WILLIAM TURNBALL  KERR                      President & Chief Executive Officer, Meredith Corporation since 1994.Prior thereto,
Director                                    Executive Vice President.
Member, Nominating Committee

LEE LIU                                     Chairman, President and Chief Executive Officer, IES Industries, Inc.
Director
Member, Executive and Human
Resources Committees

VICTOR HENDRIK LOEWENSTEIN                  Managing Partner, Egon Zehnder International
Director
Member, Audit Committee

RONALD DALE PEARSON                         Chairman, President and Chief Executive Officer, Hy-Vee, Inc..
Director
Member, Human Resources Committee

JOHN ROY PRICE                              Managing Director, The Chase Manhattan Corporation since April, 1996.
Director                                    Prior thereto, Managing Director, Chemical Banking Corporation.
Chair, Audit Committee

BARBARA ANN RICE                            Principal, Rice & Associates since 1994. Prior thereto, Vice President-Human Resources,
Director                                    Scott Paper Company.
Member, Human Resources Committee

JEAN-PIERRE CHARLES ROSSO                   Chairman, President and Chief Executive Officer, Case Corporation since March 1996.
Director                                    President and Chief Executive Officer April 1994-March 1996. Prior thereto, President
Member, Audit Committee                     Honeywell, Inc.

DONALD MITCHELL STEWART                     President, The College Board.
Director
Chair, Nominating Committee

ELIZABETH EDITH TALLETT                     Bio-technology Consultant since 1996. President and Chief Executive Officer, Transcell
Director                                    Technologies, Inc. 1992-1996. Prior thereto, President - Pharmaceutical Division,
Member, Audit Committee                     Centocor, Inc.

DEAN DICKSON THORNTON                       Retired since 1993. Prior thereto President, Boeing Commercial Airplane Group.
Director
Chair, Human Resources Committee

FRED WILLIAM WEITZ                          President, Chairman of the Board  and Chief Executive Officer, Essex Meadows, Inc. since
Director                                    1995. Prior thereto,  President, Chairman of the Board, and Chief Executive Officer, The
Member, Executive and Nominating            Weitz Corporation and its subsidiaries.
Committees

STATE REGULATION OF PRINCIPAL MUTUAL LIFE INSURANCE COMPANY

     The Company is organized under the laws of the State of Iowa and is subject to regulation by the Commissioner of Insurance of Iowa. An annual statement is filed with the Iowa Division of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Commissioner examines the assets and liabilities of the Company and the Separate Account and verifies their adequacy. A full examination of the Company's operations is conducted by the National Association of Insurance Commissioners at least every five years.

FEDERAL TAX MATTERS

The discussion contained herein is general in nature, is not an exhaustive discussion of all tax questions that might arise under the policies, and is not intended as tax advice. No attempt is made to consider any applicable state or other tax laws and no representation is made as to the likelihood of continuation of current federal income tax laws and treasury regulations or of current interpretations of the Internal Revenue Service.

While the Company reserves the right to make changes in the Policy to assure that it continues to qualify as life insurance for tax purposes, the Company cannot make any guarantee regarding the future tax treatment of any Policy. For complete information on the impact of changes with respect to the Policy and federal and state considerations, a qualified tax advisor should be consulted.

The ultimate effect of federal income taxes on values under the Policy and on the economic benefit to the policyowner or beneficiary depends upon the Company's tax status, upon the terms of the Policy and upon the tax status of the individual concerned.

Tax Status of the Company and the Separate Account

The Company is taxed as an insurance Company under Subchapter L of the Internal Revenue Code of 1986 (the "Code"). The Separate Account is not a separate taxable entity and its operations are taken into account by the Company in determining its income tax liability. All investment income and realized net capital gains on the assets of the separate account are reinvested and taken into account in determining Policy Values and are automatically applied to increase the book reserves associated with the Policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to the Company to the extent those items are applied to increase reserves associated with the Policies.

Charges for Taxes

The Company imposes a federal tax charge equal to 1.25% of premiums received under the Policy to compensate for the federal income tax liability it incurs under Section 848 of the Code by reason of its receipt of premiums under the Policy. The Company believes that this charge is reasonable in relation to the increased tax burden it incurs as a result of Section 848. No other charge is currently made to the Separate Account for federal income taxes of the Company that may be attributable to the Separate Account. Periodically, the Company reviews the appropriateness of charges to the Separate Account for the Company's federal income taxes, and in the future, a charge may be made for federal income taxes incurred by the Company that are attributable to the Separate Account. In addition, depending on the method of calculating interest on Policy Values allocated to the Fixed Account, a charge may also be imposed for the Policy's share of the Company's federal income taxes attributable to the Fixed Account.

Under current laws, the Company may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, the Company reserves the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account.

Diversification Standards

In addition to other requirements imposed by the Code, a Policy will qualify as life insurance under the Code only if the diversification requirements of Code
Section 817(h) are satisfied by each Separate Account in which any of the Policy Values are held. To assure that each Policy continues to qualify as life insurance for federal income tax purposes, the Company intends to comply with Code Section 817(h) and the regulations thereunder.

Life Insurance Status of Policy

The Company believes that the Policy meets the statutory definition of life insurance under Code Section 7702 and that the policyowner and beneficiary of any Policy will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, the death benefit under the Policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the Code. (Death benefits under a "modified endowment contract" as discussed below are treated in the same manner as death benefits under life insurance contracts that are not so classified.)

In addition, unless the Policy is a "modified endowment contract," in which case the receipt of any loan under the Policy may result in recognition of income to the policyowner, the policyowner will not be deemed to be in constructive receipt of the Policy Values, including increments thereon, under the Policy until proceeds of the Policy are received upon a total or partial surrender of the Policy.

Modified Endowment Contract Status

A Policy will be a modified endowment contract if it satisfies the definition of life insurance set out in the Internal Revenue Code, but it either fails the additional "7-pay test" set forth in Code Section 7702A or was received in exchange for a modified endowment contract. A Policy will fail the 7-pay test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a Policy providing for guaranteed benefits upon the payment of seven level annual premiums. A Policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the 7-pay test.

 While the 7-pay test is generally applied as of the time the Policy is issued, certain changes in the contractual terms of a Policy will require a Policy to be retested to determine whether the change has caused the Policy to become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the Policy to be retested as if it had originally been issued with the reduced death benefit.

In addition, if a "material change" occurs at any time while the Policy is in force, a new 7-pay test period will start and the Policy will need to be retested to determine whether it continues to meet the 7-pay test. The term "material change" generally includes increases in death benefits, but does not include an increase in death benefits which is attributable to the payment of premiums necessary to fund the lowest level of death benefits payable during the first seven contract years, or which is attributable to the crediting of interest with respect to such premiums.

Because the Policy provides for flexible premium payments, the Company has instituted procedures to monitor whether increases in death benefits or additional premium payments cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premium payments will be considered in these determinations.

If a Policy fails the 7-pay test, all distributions (including loans) occurring in the year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the 7-pay test. Under the Code, any distribution or loan made within two years prior to the date that a Policy fails the 7-pay test is considered to have been made in anticipation of the failure.

Policy Surrenders and Partial Surrenders

Upon a total surrender of a Policy, the policyowner will recognize ordinary income for federal tax purposes to the extent that the Net Surrender Value exceeds the investment in the Policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the Policy). The tax consequences of a partial surrender from a Policy will depend upon whether the partial surrender results in a reduction of future benefits under the Policy and whether the Policy is a modified endowment contract.

If the Policy is not a modified endowment contract, the general rule is that a partial surrender from a Policy is taxable only to the extent that it exceeds the total investment in the contract. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first 15 years after a Policy is issued and there is a cash distribution associated with that reduction. In such a case, the Code prescribes a formula under which the policyowner may be taxed on all or a part of the amount distributed. After 15 years, cash distributions from a Policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the contract. The Company suggests that a policyowner consult with a tax advisor in advance of a proposed decrease in face amount or a partial surrender. In addition, any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the Policy. In general, the amount which may be subject to tax is the excess of the Policy Value (both loaned and unloaned) over the previously unrecovered premiums paid.

Under certain circumstances, a distribution under a modified endowment contract (including a loan) may be taxable even though it exceeds the amount of accumulated income in the Policy. This can occur because for purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the Code requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such Policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a total surrender, a partial surrender or a loan), it may also be subject to a 10% penalty tax under Code Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individual policyowners. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or
(iii) that are part of a series of substantial equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

Policy Loans and Interest Deductions

The Company also believes that under current law any loan received under the Policy will be treated as a Policy debt of a policyowner and that, unless the Policy is a modified endowment contract, no part of any loan under a Policy will constitute income to the policyowner. If the Policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the Policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10 percent tax.

Code Section 264 imposes stringent limitations on the deduction of interest paid or accrued on loans in connection with a Policy. In addition, under the "personal" interest limitation provisions of Code Section 163, no deduction is allowed for interest on any policy loan if the proceeds are used for personal purposes, even if the Policy and loan otherwise meet the requirements of Code
Section 264. The limitations on deductibility of personal interest may not apply to disallow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. The Company suggests consultation with a tax advisor for further guidance.

Corporate Alternative Minimum Tax

Ownership of a Policy by a corporation may affect the policyowner's exposure to the corporate alternative maximum tax. In determining whether it is subject to alternative minimum tax a corporate policyowner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate-owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of (i) the premiums paid on that Policy in the year of death, and (ii) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death.

Exchange or Assignments of Policies

A change of the policyowner or the insured or an exchange or assignment of a Policy may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of a Policy may result in taxable income to the transferring policyowner. Further, Code Section 101(a) provides, subject to certain exceptions, that where a Policy has been transferred for value, only the portion of the death benefit which is equal to the total consideration paid for the Policy may be excluded from gross income. For complete information with respect to Policy assignments and exchanges, a qualified tax advisor should be consulted.

Withholding

Under Section 3405 of the Code, withholding is generally required with respect to certain taxable distributions under insurance contracts. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. A policyowner can elect to have either non-periodic or periodic payments made without withholding except where the policyowner's tax identification number has not been furnished to the Company or the Internal Revenue Service has notified the Company that the tax identification number furnished by the policyowner is incorrect.

Taxation of Accelerated Death Benefits

The Company provides accelerated death benefits based upon a lien method. It is unclear whether benefits paid under this rider are taxable. For information regarding taxation of accelerated death benefits, a qualified tax advisor should be consulted.

Other Tax Issues

Federal  estate  and  state  and  local  estate,  inheritance,   and  other  tax
consequences   of  ownership  or  receipt  of  Policy  proceeds  depend  on  the circumstances of each policyowner or beneficiary.

EMPLOYEE BENEFIT PLANS

     Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of a Policy in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in the 1983 decision of Arizona Governing Committee v. Norris, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. Policies are available for use in connection with such employment-related insurance and benefit plans which do not vary in any respect between male and female insureds of a particular age and underwriting classification.

LEGAL PROCEEDINGS

     There are no legal proceedings to which the Separate Account is a party or to which the assets of any of the Divisions thereof are subject. The Company is not involved in any litigation that is of material importance in relation to its total assets or that relate to the Separate Account.

LEGAL OPINION

     Legal matters applicable to the issue and sale of the Policies, including the right of the Company to issue Policies under Iowa insurance law, have been passed upon by Gregg R. Narber, Senior Vice President and General Counsel of the Company.

INDEPENDENT AUDITORS

     The financial statements of Principal Mutual Life Insurance Company Variable Life Separate Account and Principal Mutual Life Insurance Company which are included in this registration statement have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere in the registration statement.

REGISTRATION STATEMENT

     A registration statement has been filed with the Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement to all of which reference is made for further information concerning the Separate Account, the Company and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

FINANCIAL STATEMENTS

     The financial statements of the Company which are included in this Prospectus should be considered only as bearing on the ability of the Company to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

Principal Mutual Life Insurance Company
Variable Life Separate Account

Report of Independent Auditors

Board of Directors and Participants
Principal Mutual Life Insurance Company


We have audited the accompanying statement of net assets of Principal Mutual Life Insurance Company Variable Life Separate Account (comprising, respectively, the Balanced, Bond, Capital Accumulation, Emerging Growth, High Yield, and Money Market Divisions) as of December 31, 1995, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal Mutual Life Insurance Company Variable Life Separate Account at December 31, 1995, and the results of its operations and the changes in its net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Des Moines, Iowa
February 7, 1996

Principal Mutual Life Insurance Company
Variable Life Separate Account

Statement of Net Assets

December 31, 1995

Assets
Investments (Note 1):
   Balanced Division:
     Principal Balanced Fund, Inc. - 200,063 shares at net
       asset value of $13.97 per share (cost - $2,557,217)          $  2,794,881
   Bond Division:
     Principal Bond Fund, Inc. - 78,645 shares at net asset
       value of $11.73 per share (cost - $878,731)                       922,511
   Capital Accumulation Division:
     Principal Capital Accumulation Fund, Inc. - 142,987 shares
       at net asset value of $27.80 per share (cost - $3,656,186)      3,975,025
   Emerging Growth Division:
     Principal Emerging Growth Fund, Inc. - 305,125 shares at
       net asset value of $25.33 per share (cost - $6,575,712)         7,728,821
   High Yield Division:
     Principal High Yield Fund, Inc. - 101,791 shares at net asset
       value of $8.39 per share (cost - $882,335)                        854,028
   Money Market Division:
     Principal Money Market Fund, Inc. - 402,869 shares at net
       asset value of $1.00 per share (cost - $402,869)                  402,869
                                                                     -----------
Net assets                                                           $16,678,135
                                                                     ===========

                                                  Unit
                                      Units      Value
                                   -----------------------
Net assets are represented by:
   Balanced Division                137,574      $20.31       $ 2,794,881
   Bond Division                     45,999       20.05           922,511
   Capital Accumulation Division    184,750       21.51         3,975,025
   Emerging Growth Division         283,791       27.23         7,728,821
   High Yield Division               48,615       17.57           854,028
   Money Market Division             27,948       14.42           402,869
                                                              -----------
Net assets                                                    $16,678,135
                                                              ===========

See accompanying notes.

Principal Mutual Life Insurance Company
Variable Life Separate Account

Statements of Operations

                                                                                   Combined
                                                                 ----------------------------------------------
                                                                            Year ended December 31
                                                                       1995            1994          1993
                                                                 ----------------------------------------------
Investment income
Income:
   Dividends (Note 1)                                                $   376,014      $205,850      $148,055
   Capital gains distributions                                           429,058       211,019       318,056
                                                                 ----------------------------------------------
                                                                         805,072       416,869       466,111
Expenses (Note 2):
   Mortality and expense risks                                            95,590        55,513        35,413
                                                                 ----------------------------------------------
Net investment income                                                    709,482       361,356       430,698

Realized and unrealized gains (losses) on investments (Note 4)

   Net realized gains (losses) on investments                            254,585        31,582       153,033
   Change in net unrealized appreciation/depreciation of
     investments                                                       1,956,773      (442,230)      (62,738)
                                                                 ----------------------------------------------
Net increase (decrease) in net assets resulting from operations       $2,920,840      $(49,292)     $520,993
                                                                 ==============================================

                                                                            Balanced Division
                                                                          Year ended December 31
                                                                 -----------------------------------------
                                                                     1995          1994          1993
                                                                 ------------------------------------------
Investment income
Income:
   Dividends (Note 1)                                              $  85,937     $  53,356     $  45,460
   Capital gains distributions                                        72,211        25,558        76,753
                                                                 ------------------------------------------
                                                                     158,148        78,914       122,213
Expenses (Note 2):
   Mortality and expense risks                                        17,258        12,058         9,014
                                                                 ------------------------------------------
Net investment income                                                140,890        66,856       113,199

Realized and unrealized gains (losses) on investments (Note 4)

   Net realized gains (losses) on investments                         28,104         6,900        21,878
   Change in net unrealized appreciation/depreciation of
     investments                                                     316,677      (120,904)      (16,979)
                                                                 ------------------------------------------
Net increase (decrease) in net assets resulting from operations     $485,671      $ 47,148)     $118,098
                                                                 ==========================================

                                                                             Bond Division
                                                                        Year ended December 31
                                                                 --------------------------------------
                                                                    1995          1994         1993
Investment income                                                --------------------------------------
Income:
   Dividends (Note 1)                                             $  47,997      $ 33,025      $28,730
   Capital gains distributions                                            -             -            -
                                                                 --------------------------------------
                                                                     47,997        33,025       28,730
Expenses (Note 2):
   Mortality and expense risks                                        5,384         3,207        3,166
                                                                 --------------------------------------
Net investment income                                                42,613        29,818       25,564

Realized and unrealized gains (losses) on investments (Note 4)

   Net realized gains (losses) on investments                         4,064        (2,792)      13,739
   Change in net unrealized appreciation/depreciation of
     investments                                                     85,230       (40,136)         304
                                                                 --------------------------------------
Net increase (decrease) in net assets resulting from operations    $131,907      $(13,110)     $39,607
                                                                 ======================================

                                                                      Capital Accumulation Division
                                                                          Year ended December 31
                                                                ------------------------------------------
                                                                     1995          1994         1993
                                                                ------------------------------------------
Investment income
Income:
   Dividends (Note 1)                                              $  79,394     $  56,729    $  37,967
   Capital gains distributions                                       293,683        54,291      110,884
                                                                ------------------------------------------
                                                                     373,077       111,020      148,851
Expenses (Note 2):
   Mortality and expense risks                                        22,976        14,428       10,069
                                                                ------------------------------------------
Net investment income                                                350,101        96,592      138,782

Realized and unrealized gains (losses) on investments (Note 4)

   Net realized gains (losses) on investments                         49,320       (13,565)      15,162
   Change in net unrealized appreciation/depreciation of
     investments                                                     433,439       (87,735)     (62,178)
                                                                ------------------------------------------
Net increase (decrease) in net assets resulting from operations     $832,860     $  (4,708)   $  91,766
                                                                ==========================================

Principal Mutual Life Insurance Company
Variable Life Separate Account

Statement of Operations (continued)

                                                                           Emerging Growth Division
                                                                            Year ended December 31
                                                                 ---------------------------------------------
                                                                       1995            1994          1993
                                                                 ---------------------------------------------
Investment income
Income:
   Dividends (Note 1)                                               $     65,593     $  26,319     $  14,369
   Capital gains distributions                                            63,164       131,170       130,419
                                                                 ---------------------------------------------
                                                                         128,757       157,489       144,788
Expenses (Note 2):
   Mortality and expense risks                                            43,103        21,185        10,184
                                                                 ---------------------------------------------
Net investment income                                                     85,654       136,304       134,604

Realized and unrealized gains (losses) on investments (Note 4)
   Net realized gains (losses) on investments                            172,414        42,332        98,424
   Change in net unrealized appreciation/depreciation of
     investments                                                       1,127,081      (174,867)       18,087
                                                                 ---------------------------------------------
Net increase in net assets resulting from operations                  $1,385,149    $    3,769      $251,115
                                                                 =============================================

                                                                                  High Yield Division
                                                                                 Year ended December 31
                                                                 -----------------------------------------------------
                                                                        1995              1994              1993
                                                                 -----------------------------------------------------
Investment income
Income:
   Dividends (Note 1)                                                  $72,460           $21,527           $15,343
   Capital gains distributions                                               -                 -                 -
                                                                 -----------------------------------------------------
                                                                        72,460`           21,527            15,343
Expenses (Note 2):
   Mortality and expense risks                                           3,702             1,585             1,251
                                                                 -----------------------------------------------------
Net investment income                                                   68,758            19,942            14,092

Realized and unrealized gains (losses) on investments (Note 4)
   Net realized gains (losses) on investments                              683            (1,293)            3,830
   Change in net unrealized appreciation/depreciation of
     investments                                                        (5,654)          (18,588)           (1,972)
                                                                 -----------------------------------------------------
Net increase in net assets resulting from operations                   $63,787          $     61           $15,950
                                                                 =====================================================

                                                                                Money Market Division
                                                                                Year ended December 31

                                                                       1995              1994             1993
                                                                 -----------------------------------------------------
Investment income
Income:
   Dividends (Note 1)                                                 $24,633           $14,894           $6,186
   Capital gains distributions                                              -                 -                -
                                                                 -----------------------------------------------------
                                                                        24,633            14,894            6,186
Expenses (Note 2):
   Mortality and expense risks                                          3,167             3,050            1,729
                                                                 -----------------------------------------------------
Net investment income                                                  21,466            11,844            4,457

Realized and unrealized gains (losses) on investments (Note 4)
   Net realized gains (losses) on investments                              -                  -                -
   Change in net unrealized appreciation/depreciation of
     investments                                                           -                  -                -
                                                                 ----------------------------------------------------
Net increase in net assets resulting from operations                 $21,466           $11,844           $4,457
                                                                 ====================================================

See accompanying notes.

Principal Mutual Life Insurance Company
Variable Life Separate Account

Statements of Changes in Net Assets

Years ended December 31, 1995, 1994 and 1993

                                                                                                        Balanced
                                                                                    Combined            Division
                                                                                -----------------   ------------------

Net assets at January 1, 1993                                                       $3,571,056         $   912,717

Increase (decrease) in net assets Operations:
   Net investment income                                                               430,698             113,199
   Net realized gains on investments                                                   153,033              21,878
   Change in net unrealized appreciation/depreciation of investments                   (62,738)            (16,979)
                                                                                -----------------   ------------------
Net increase in net assets resulting from operations                                   520,993             118,098



Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                           4,243,839             722,419
   Contract terminations and surrenders                                               (302,559)            (41,473)
   Death benefit payments                                                               (1,961)               (627)
   Policy loan transfers                                                              (162,427)            (29,608)
   Transfers to other contracts                                                     (1,444,635)            (70,023)
   Cost of insurance and administration charges                                       (591,394)           (126,288)
   Surrender charges                                                                   (30,418)             (4,170)
                                                                                -----------------   ------------------
Increase (decrease) in net assets from policy related transactions                   1,710,445             450,230
                                                                                -----------------   ------------------
Total increase (decrease)                                                            2,231,438             568,328
                                                                                -----------------   ------------------
Net assets at December 31, 1993                                                      5,802,494           1,481,045

Net assets at January 1, 1994

Increase (decrease) in net assets Operations:
   Net investment income                                                               361,356              66,856
   Net realized gains (losses) on investments                                           31,582               6,900
   Change in net unrealized appreciation/depreciation of investments                  (442,230)           (120,904)
                                                                                -----------------   ------------------
Net increase (decrease) in net assets resulting from operations                        (49,292)            (47,148)

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                           7,030,808             805,108
   Contract terminations and surrenders                                               (200,983)            (61,360)
   Death benefit payments                                                               (4,614)                  -
   Policy loan transfers                                                              (131,130)            (25,740)
   Transfers to other contracts                                                     (2,149,666)           (155,607)
   Cost of insurance and administration charges                                     (1,002,937)           (178,431)
   Surrender charges                                                                   (41,439)            (12,651)
                                                                                -----------------   ------------------

Increase in net assets from policy related transactions                              3,500,039             371,319
                                                                                -----------------   ------------------
Total increase                                                                       3,450,747             324,171
                                                                                -----------------   ------------------
Net assets at December 31, 1994                                                      9,253,241           1,805,216

Net assets at January 1, 1995                                                        9,253,241          $1,805,216

Increase (decrease) in net assets Operations:
   Net investment income                                                               709,482             140,890
   Net realized gains on investments                                                   254,585              28,104
   Change in net unrealized appreciation/depreciation of investments                 1,956,773             316,677
                                                                                -----------------   ------------------
Net increase in net assets resulting from operations                                 2,920,840             485,671

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                           9,511,939           1,036,158
   Contract terminations and surrenders                                               (514,344)            (89,520)
   Death benefit payments                                                               (9,358)                  -
   Policy loan transfers                                                              (275,660)            (52,264)
   Transfers to other contracts                                                     (2,602,796)           (145,034)
   Cost of insurance and administration charges                                     (1,539,242)           (233,775)
   Surrender charges                                                                   (66,485)            (11,571)
                                                                                -----------------   ------------------
Increase (decrease) in net assets from policy related transactions                   4,504,054             503,994
                                                                                -----------------   ------------------
Total increase (decrease)                                                            7,424,894             989,665
                                                                                -----------------   ------------------
 Net assets at December 31, 1995                                                    $16,678,135          $2,794,881
                                                                                =================   ==================

                                                                                                         Capital
                                                                                      Bond             Accumulation
                                                                                    Division             Division
                                                                                ------------------  ------------------
Net assets at January 1, 1993                                                         $256,631           $1,005,168

Increase (decrease) in net assets Operations:
   Net investment income                                                                25,564             138,782
   Net realized gains on investments                                                    13,739              15,162
   Change in net unrealized appreciation/depreciation of investments                       304             (62,178)
                                                                                 ------------------  ------------------
Net increase in net assets resulting from operations                                    39,607              91,766

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                             344,656             939,904
   Contract terminations and surrenders                                               (107,373)            (53,383)
   Death benefit payments                                                                    -                (642)
   Policy loan transfers                                                                (5,743)            (40,134)
   Transfers to other contracts                                                        (77,910)           (123,748)
   Cost of insurance and administration charges                                        (43,267)           (149,902)
   Surrender charges                                                                   (10,795)             (5,367)
                                                                                ------------------  ------------------
Increase (decrease) in net assets from policy related transactions                      99,568             566,728
                                                                                ------------------  ------------------
Total increase (decrease)                                                              139,175             658,494
                                                                                ------------------  ------------------
Net assets at December 31, 1993                                                        395,806           1,663,662

Net assets at January 1, 1994

Increase (decrease) in net assets Operations:
   Net investment income                                                                29,818              96,592
   Net realized gains (losses) on investments                                           (2,792)            (13,565)
   Change in net unrealized appreciation/depreciation of investments                   (40,136)            (87,735)
                                                                                ------------------  ------------------
Net increase (decrease) in net assets resulting from operations                        (13,110)             (4,708)

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                             288,736           1,149,226
   Contract terminations and surrenders                                                 (4,871)            (39,008)
   Death benefit payments                                                                    -              (3,319)
   Policy loan transfers                                                                (3,819)            (42,994)
   Transfers to other contracts                                                        (92,188)           (226,938)
   Cost of insurance and administration charges                                        (59,452)           (218,560)
   Surrender charges                                                                    (1,004)             (8,043)
                                                                                ------------------  ------------------

Increase in net assets from policy related transactions                                127,402             610,364
                                                                                ------------------  ------------------
 Total increase                                                                        114,292             605,656
                                                                                ------------------  ------------------
Net assets at December 31, 1994                                                        510,098           2,269,318

Net assets at January 1, 1995                                                          510,098           2,269,318

Increase (decrease) in net assets Operations:
   Net investment income                                                                42,613             350,101
   Net realized gains on investments                                                     4,064              49,320
   Change in net unrealized appreciation/depreciation of investment                     85,230             433,439
                                                                                -------------------  -----------------
Net increase in net assets resulting from operations                                   131,907             832,860

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                             444,236           1,633,021
   Contract terminations and surrenders                                                (24,317)           (149,990)
   Death benefit payments                                                                   -               (2,336)
   Policy loan transfers                                                                (4,770)            (56,174)
   Transfers to other contracts                                                        (52,638)           (218,351)
   Cost of insurance and administration charges                                        (78,861)           (313,935)
   Surrender charges                                                                    (3,144)            (19,388)
                                                                                -------------------  -----------------
Increase (decrease) in net assets from policy related transactions                     280,506             872,847
                                                                                -------------------  -----------------
Total increase (decrease)                                                              412,413           1,705,707
                                                                                -------------------  -----------------
Net assets at December 31, 1995                                                       $922,511          $3,975,025
                                                                                ===================  =================

                                                                                    Emerging            High
                                                                                     Growth             Yield
                                                                                    Division           Division
                                                                                -----------------  -----------------

Net assets at January 1, 1993                                                      $1,033,749         $  71,862

Increase (decrease) in net assets Operations:
   Net investment income                                                              134,604            14,092
   Net realized gains on investments                                                   98,424             3,830
   Change in net unrealized appreciation/depreciation of investments                   18,087            (1,972)
                                                                                -----------------  -----------------
Net increase in net assets resulting from operations                                  251,115            15,950

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                          1,179,248           196,359
   Contract terminations and surrenders                                               (94,725)           (2,641)
   Death benefit payments                                                                (692)                -
   Policy loan transfers                                                              (60,229)           (5,136)
   Transfers to other contracts                                                      (236,343)          (74,398)
   Cost of insurance and administration charges                                      (188,113)          (22,433)
   Surrender charges                                                                   (9,523)             (265)
                                                                                ------------------  ----------------
Increase (decrease) in net assets from policy related transactions                    589,623            91,486
                                                                                ------------------  ----------------
Total increase (decrease)                                                             840,738           107,436
                                                                                ------------------  ----------------
Net assets at December 31, 1993                                                     1,874,487           179,298

Net assets at January 1, 1994

Increase (decrease) in net assets Operations:
   Net investment income                                                              136,304            19,942
   Net realized gains (losses) on investments                                          42,332            (1,293)
   Change in net unrealized appreciation/depreciation of investments                 (174,867)          (18,588)
                                                                                ------------------  ----------------
Net increase (decrease) in net assets resulting from operations                         3,769                61

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium taxes
   Contract terminations and surrenders                                             2,765,121            120,265
   Death benefit payments                                                             (83,480)            (9,690)
   Policy loan transfers                                                               (1,295)                 -
   Transfers to other contracts                                                       (59,784)            (3,260)
   Cost of insurance and administration charges                                      (284,168)           (7,501)
   Surrender charges                                                                 (396,646)           (32,323)
                                                                                      (17,212)            (1,998)
                                                                                ------------------  ----------------
Increase in net assets from policy related transactions                             1,922,536             65,493
                                                                                ------------------  ----------------
Total increase                                                                      1,926,305             65,554
                                                                                ------------------  ----------------
Net assets at December 31, 1994                                                     3,800,792            244,852

Net assets at January 1, 1995                                                       3,800,792            244,852

Increase (decrease) in net assets Operations:
   Net investment income                                                               85,654             68,758
   Net realized gains on investments                                                  172,414                683
   Change in net unrealized appreciation/depreciation of investmen                  1,127,081             (5,654)
                                                                                ------------------  ----------------
Net increase in net assets resulting from operations                                1,385,149             63,787

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                          4,022,336            673,413
   Contract terminations and surrenders                                              (238,336)           (10,016)
   Death benefit payments                                                              (4,755)                 -
   Policy loan transfers                                                             (159,532)            (3,158)
   Transfers to other contracts                                                      (338,865)           (52,617)
   Cost of insurance and administration charges                                      (707,162)           (60,938)
   Surrender charges                                                                  (30,806)            (1,295)
                                                                                ------------------  ----------------
Increase (decrease) in net assets from policy related transactions                  2,542,880            545,389
                                                                                ------------------  ----------------
Total increase (decrease)                                                           3,928,029            609,176
                                                                                ------------------  ----------------
Net assets at December 31, 1995                                                    $7,728,821           $854,028
                                                                                ==================  ================

                                                                                     Money
                                                                                     Market
                                                                                    Division
                                                                                ------------------
Net assets at January 1, 1993                                                      $   290,929

Increase (decrease) in net assets Operations:
   Net investment income                                                                 4,457
   Net realized gains on investments                                                         -
   Change in net unrealized appreciation/depreciation of investments                         -
                                                                                ------------------
Net increase in net assets resulting from operations                                     4,457

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                             861,253
   Contract terminations and surrenders                                                 (2,964)
   Death benefit payments                                                                    -
   Policy loan transfers                                                               (21,577)
   Transfers to other contracts                                                       (862,213)
   Cost of insurance and administration charges                                        (61,391)
   Surrender charges                                                                      (298)
                                                                                ------------------
Increase (decrease) in net assets from policy related transactions                     (87,190)
                                                                                ------------------
Total increase (decrease)                                                              (82,733)
                                                                                ------------------
Net assets at December 31, 1993                                                        208,196

Net assets at January 1, 1994

Increase (decrease) in net assets Operations:
   Net investment income                                                                11,844
   Net realized gains (losses) on investments                                                -
   Change in net unrealized appreciation/depreciation of investments                         -
                                                                                ------------------
Net increase (decrease) in net assets resulting from operations                         11,844

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                           1,902,352
   Contract terminations and surrenders                                                 (2,574)
   Death benefit payments                                                                    -
   Policy loan transfers                                                                 4,467
   Transfers to other contracts                                                     (1,383,264)
   Cost of insurance and administration charges                                       (117,525)
   Surrender charges                                                                      (531)
                                                                                ------------------

Increase in net assets from policy related transactions                                402,925
                                                                                ------------------
 Total increase                                                                        414,769
                                                                                ------------------
Net assets at December 31, 1994                                                        622,965

Net assets at January 1, 1995                                                          622,965

Increase (decrease) in net assets Operations:
   Net investment income                                                                21,466
   Net realized gains on investments                                                         -
   Change in net unrealized appreciation/depreciation of investmen                           -
                                                                                ------------------
Net increase in net assets resulting from operations                                    21,466

Policy related transactions (Note 2):
   Net premium payments, less sales charges and applicable premium
     taxes                                                                           1,702,775
   Contract terminations and surrenders                                                 (2,165)
   Death benefit payments                                                               (2,267)
   Policy loan transfers                                                                   238
   Transfers to other contracts                                                     (1,795,291)
   Cost of insurance and administration charges                                       (144,571)
   Surrender charges                                                                      (281)
                                                                                ------------------
Increase (decrease) in net assets from policy related transactions                    (241,562)
                                                                                ------------------
Total increase (decrease)                                                             (220,096)
                                                                                ------------------
Net assets at December 31, 1995                                                    $   402,869
                                                                                ==================

See accompanying notes.

Principal Mutual Life Insurance Company
Variable Life Separate Account

Notes to Financial Statements

December 31, 1995

1.  Investment and Accounting Policies

Principal Mutual Life Insurance Company Variable Life Separate Account is a segregated investment account of Principal Mutual Life Insurance Company (Principal Mutual) and is registered under the Investment Company Act of 1940 as a unit investment trust, with no stated limitations on the number of authorized units. As directed by eligible policyowners, the Separate Account invests solely in shares of Principal Balanced Fund, Inc., Principal Bond Fund, Inc., Principal Capital Accumulation Fund, Inc., Principal Emerging Growth Fund, Inc., Principal High Yield Fund, Inc., and Principal Money Market Fund, Inc., diversified open-end management investment companies organized by Principal Mutual. Investments are stated at the closing net asset values per share on December 31, 1995.

The average cost method is used to determine realized gains and losses on investments. Dividends are taken into income on an accrual basis as of the ex-dividend date.

2.  Expenses and Policy Charges

Principal Mutual is compensated for the following expenses and charges:

Mortality and expense risks assumed by Principal Mutual are compensated for by a charge equivalent to an annual rate of .75% of the asset value of each policy. An annual administration charge of $57 for each policy and a cost of insurance charge, which is based on the Company's expected future mortality experience, is deducted as compensation for administrative and insurance expenses, respectively. The mortality and expense risk, annual administration, and insurance charges amounted to $95,590, $166,464, and $1,372,778, respectively, in 1995; $55,513, $119,268, and $883,669, respectively, in 1994; and $35,413,
$72,362, and $519,032, respectively, in 1993. A sales charge of 5.0% is deducted from each payment made on behalf of each participant. The sales charge is deducted from the payments by Principal Mutual prior to their transfer to the Variable Life Separate Account. In addition, a surrender charge up to a maximum of 25% of the minimum first year premium may be imposed upon total surrender or termination of a policy for insufficient value.

3.  Federal Income Taxes

Operations of the Separate Account are a part of the operations of Principal Mutual. Under current practice, no federal income taxes are allocated by Principal Mutual to the operations of Principal Mutual Life Insurance Company Variable Life Separate Account.

4.  Purchases and Sales of Investment Securities

The aggregate units and cost of purchases and proceeds from sales of investments were as follows:

                                                                                      Capital Accumulation
                                      Balanced Division         Bond Division             Division
                                    -----------------------------------------------------------------------
                                      Units      Amount      Units       Amount      Units      Amount
                                    -----------------------------------------------------------------------
Year ended December 31, 1995
Units purchased and reinvested
   dividends and capital gains        56,758   $1,194,305    24,137     $492,234     87,030     $2,006,098
Units redeemed                        29,073      549,421     8,980      169,115     40,420        783,150
                                    -----------------------------------------------------------------------
Net increase                          27,685   $  644,884    15,157     $323,119     46,610     $1,222,948
                                    =======================================================================

Year ended December 31, 1994
Units purchased and reinvested
   dividends and capital gains        48,225     $884,022    17,428     $321,761     69,938     $1,260,246
Units redeemed                       (25,949)    (445,847)   (9,652)    (164,541)   (32,805)      (553,290)
                                    -----------------------------------------------------------------------
Net increase                          22,276     $438,175     7,776     $157,220     37,133     $  706,956
                                    =======================================================================
Year ended December 31, 1993
Units purchased and reinvested
   dividends and capital gains        45,069     $844,632    21,131     $373,386     59,306     $1,088,755
Units redeemed                       (16,973)    (281,203)  (14,639)    (248,254)   (23,597)      (383,245)
                                    -----------------------------------------------------------------------
Net increase                          28,096     $563,429     6,492     $125,132     35,709     $  705,510
                                    =======================================================================


                                        Emerging Growth                              Money Market Division
                                           Division          High Yield Division
                                    -------------------------------------------------------------------------
                                      Units      Amount       Units      Amount       Units       Amount
                                    -------------------------------------------------------------------------
Year ended December 31, 1995
Units purchased and reinvested
   dividends and capital gains        165,606  $4,151,094     40,295    $745,873     120,838     $1,727,408
Units redeemed                         60,516   1,522,560      7,739     131,726     138,209      1,947,504
                                    -------------------------------------------------------------------------
Net increase (decrease)               105,090  $2,628,534     32,556    $614,147     (17,371)    $ (220,096)
                                    =========================================================================

Year ended December 31, 1994
Units purchased and reinvested
   dividends and capital gains        129,908  $2,922,610      7,938    $141,792     140,805     $1,917,246
Units redeemed                        (39,368)   (863,770)    (3,624)    (56,357)   (111,080)    (1,502,477)
                                    -------------------------------------------------------------------------
Net increase                           90,540  $2,058,840      4,314    $ 85,435      29,725     $  414,769
                                    =========================================================================

Year ended December 31, 1993
Units purchased and reinvested
   dividends and capital gains         61,758  $1,324,037     13,653    $211,702      65,053     $  867,441
Units redeemed                        (31,157)   (599,810)    (7,155)   (106,124)    (71,680)      (950,174)
                                    -------------------------------------------------------------------------
Net increase (decrease)                30,601 $   724,227      6,498    $105,578      (6,627)    $  (82,733)
                                    =========================================================================

5.  Net Assets

Net assets at December 31, 1995 consisted of the following:

                                                                                                Net Unrealized
                                                                          Accumulated Net        Appreciation
                                                     Unit Transactions   Investment Income    (Depreciation) of
                                        Combined                                                 Investments
                                    ------------------------------------------------------------------------------

   Balanced Division                    $  2,794,881     $  2,273,642        $   283,575          $   237,664
   Bond Division                             922,511          805,743             72,988               43,780
   Capital Accumulation Division           3,975,025        3,166,851            489,335              318,839
   Emerging Growth Division                7,728,821        6,330,029            245,683            1,153,109
   High Yield Division                       854,028          797,025             85,310              (28,307)
   Money Market Division                     402,869          398,502              4,367                    -
                                    ------------------------------------------------------------------------------
                                         $16,678,135      $13,771,792         $1,181,258           $1,725,085
                                    ==============================================================================

Principal Mutual Life Insurance Company

Report of Independent Auditors

The Board of Directors
Principal Mutual Life Insurance Company

We have audited the accompanying statements of financial position of Principal Mutual Life Insurance Company (the Company) as of December 31, 1995 and 1994, and the related statements of operations and surplus and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal Mutual Life Insurance Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles and with reporting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa.

ERNST & YOUNG LLP

Des Moines, Iowa
January 31, 1996

                     Principal Mutual Life Insurance Company

                        Statements of Financial Position

                                                   December 31
                                                1995         1994
                                            ---------------------------
                                                  (In Millions)
Assets
Bonds                                          $21,798      $20,626
Preferred stocks                                    93           69
Common stocks                                    1,330          914
Investment in subsidiaries                         546          501
Commercial mortgage loans                        9,794        8,901
Residential mortgage loans                         234          287
Investment real estate                           1,313        1,155
Properties held for Company use                    204          159
Policy loans                                       711          683
Cash and short-term investments                    913          485
Accrued investment income                          467          468
Separate account assets                         12,957        9,197
Other assets                                       908          672
                                            ---------------------------
Total assets                                   $51,268      $44,117
                                            ===========================

Liabilities
Insurance reserves                            $  6,297     $  6,007
Annuity reserves                                25,770       24,311
Reserves for policy dividends                      578          583
Other policy liabilities                           748          618
Investment valuation reserves                    1,041          792
Tax liabilities                                    241          189
Separate account liabilities                    12,891        9,099
Other liabilities                                1,494          591
                                            ---------------------------
Total liabilities                               49,060       42,190

Surplus
Surplus notes                                      298          298
Unassigned and other surplus funds               1,910        1,629
                                            ---------------------------
Total surplus                                    2,208        1,927
                                            ---------------------------
Total liabilities and surplus                  $51,268      $44,117
                                            ===========================

See accompanying notes.

                     Principal Mutual Life Insurance Company

                      Statements of Operations and Surplus

                                                                         Year ended December 31
                                                                    1995           1994          1993
                                                                ------------------------------------------
                                                                               (In Millions)
Income
Premiums and annuity and other considerations                      $11,940       $10,718       $  9,983
Net income from investments                                          2,651         2,520          2,369
Other income                                                            25           505             18
                                                                ------------------------------------------
Total income                                                        14,616        13,743         12,370

Benefits and expenses
Benefit payments other than dividends                                9,268         8,211          6,729
Dividends to policyowners                                              309           317            410
Additions to policyowner reserves                                    3,439         3,756          3,890
 Insurance expenses and taxes                                        1,199         1,145          1,029
                                                                ------------------------------------------
Total benefits and expenses                                         14,215        13,429         12,058
                                                                ------------------------------------------

Income before federal income taxes and realized
   capital gains (losses)                                              401           314            312

Federal income taxes                                                   140           130             48
                                                                 ------------------------------------------

Net gain from operations before realized capital gains (losses)
                                                                       261           184            264


Realized capital gains (losses)                                          2           (32)           (52)
                                                                ------------------------------------------
Net income                                                        $    263      $    152       $    212
                                                                ==========================================

Surplus
Surplus at beginning of year                                      $  1,927      $  1,641       $  1,440
Net income                                                             263           152            212
Issuance of surplus notes                                                -           298              -
Increase in investment valuation reserves                             (249)         (131)           (43)
Increase in non-admitted assets and related items                      (45)          (51)           (59)
Net unrealized capital gains                                           326            47             57
Adjustment for prior years' federal income taxes                         -           (63)             -
Net policyowner reserve adjustments                                      1            31             18
Other adjustments - net                                                (15)            3             16
                                                                ------------------------------------------
Surplus at end of year                                            $  2,208      $  1,927       $  1,641
                                                                ==========================================

See accompanying notes.

                    Principal Mutual Life Insurance Company

                            Statements of Cash Flows


                                                                               Year ended December 31
                                                                          1995          1994          1993
                                                                      ------------------------------------------
                                                                                    (In Millions)
CASH PROVIDED
Proceeds from operating activities
   Premiums and annuity and other considerations
     received                                                             $11,923       $10,711      $  9,967
   Net investment income received                                           2,723         2,509         2,421
   Benefit payments other than dividends                                   (9,277)       (8,186)       (6,700)
   Dividends paid to policyowners                                            (317)         (293)         (396)
   Insurance expenses and taxes paid                                       (1,198)       (1,159)       (1,007)
   Federal income taxes paid                                                 (125)          (67)         (119)
   Transfers for separate account operations                               (1,549)       (1,396)       (1,120)
   Other                                                                       (3)            7            (5)
                                                                      ------------------------------------------
Net cash provided from operations                                           2,177         2,126         3,041

Proceeds from investments sold, matured or repaid
   Bonds and stocks                                                        12,028        10,951        20,072
   Mortgage loans                                                           1,276         2,043         6,852
   Real estate and other invested assets                                       70           168            37
   Tax on capital gains                                                       (22)          (25)          (29)
                                                                      ------------------------------------------
Total cash provided from investments                                       13,352        13,137        26,932

Issuance of surplus notes                                                       -           298             -
Other cash provided                                                           793             -            85
                                                                      ------------------------------------------
Total cash provided                                                        16,322        15,561        30,058

CASH APPLIED
Cost of investments acquired
   Bonds and stocks acquired                                              (13,234)      (13,709)      (22,434)
   Mortgage loans acquired or originated                                   (2,265)       (1,611)       (7,253)
   Real estate and other invested assets acquired                            (195)          (91)         (132)
                                                                      ------------------------------------------
Total cash applied to investments                                         (15,694)      (15,411)      (29,819)

Other cash applied                                                           (200)         (135)          (72)
                                                                      ------------------------------------------
Total cash applied                                                        (15,894)      (15,546)      (29,891)

SHORT-TERM BORROWINGS
   Proceeds of short-term borrowings                                          990         3,152         1,743
   Repayment of short-term borrowings                                        (990)       (3,152)       (1,743)
                                                                      ------------------------------------------
Net cash provided by short-term borrowings                                      -             -             -
                                                                      ------------------------------------------
Net increase in cash and short-term investments                               428            15           167

Cash and short-term investments at beginning of year                          485           470           303
                                                                      ------------------------------------------
Cash and short-term investments at end of year                            $   913       $   485       $   470
                                                                      ==========================================

See accompanying notes.

                     Principal Mutual Life Insurance Company

                          Notes to Financial Statements

                                December 31, 1995

1.  Nature of Operations and Significant Accounting Policies

Description of Business

Principal Mutual Life Insurance Company (the Company) is primarily engaged in the marketing and management of life insurance, annuity, health and pension products. In addition, the Company provides various other financial services through its subsidiaries.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the financial statements and accompanying notes.

Basis of Presentation

The Company's financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa (statutory accounting practices), which practices are currently regarded as generally accepted accounting principles (GAAP) for mutual life insurance companies.

Beginning in 1996, however, under the requirements of Financial Accounting Standards Board (FASB) Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises," as amended, financial statements prepared on the basis of statutory accounting practices will no longer be described as prepared "in conformity with GAAP." The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and the FASB issued authoritative accounting and reporting pronouncements in January 1995, effective for calendar year 1996, addressing how mutual life insurance companies should account for certain insurance activities. Applying the provisions of these authoritative accounting and reporting pronouncements may result in surplus and net income that differ from the amounts reported under existing statutory accounting practices. The Company has not yet determined the impact of these pronouncements on its financial statements. The Company plans to issue general-purpose financial statements for calendar year 1996 that follow these authoritative pronouncements and will be described as prepared in conformity with GAAP. These statutory-basis financial statements, however, will continue to be required by insurance regulatory authorities.

The National Association of Insurance Commissioners (NAIC) currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is not expected to be completed before 1997, will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements.

Subsidiaries

Investment in subsidiaries is reported at equity in net assets determined on a statutory basis for insurance subsidiaries and on the basis of prescribed valuation alternatives for non-insurance subsidiaries, resulting in carrying values periodically approved by the Securities Valuation Office of the NAIC. Total assets of these unconsolidated subsidiaries amounted to $2.6 billion at December 31, 1995 and $2.1 billion at December 31, 1994, and total revenues were $1,190 million in 1995, $911 million in 1994 and $669 million in 1993. During 1995, 1994 and 1993, the Company included $(48) million, $(2) million and $(37) million, respectively, in net income from investments representing the current year net losses of its subsidiaries.

Investments

Investments in bonds, short-term investments, and commercial and residential mortgage loans are reported principally at cost (unpaid principal balance), adjusted for amortization of premiums and accrual of discounts, both computed using the interest method; policy loans and investments in preferred stocks primarily at cost; common stocks at market value based on the latest quoted market prices; and investments in real estate and properties held for Company use generally at cost less encumbrances and accumulated depreciation. For the loan-backed and structured securities included in the bond portfolio, the Company recognizes income using the prospective method which results in a new constant effective yield based on currently anticipated prepayments as determined by broker-dealer surveys or internal estimates. Properties acquired through loan foreclosures with cumulative carrying values of $946 million at December 31, 1995, and $830 million at December 31, 1994, are recorded at the lower of cost (principal balance of the former mortgage loan) or fair market value at the time of foreclosure or receipt of deed in lieu of foreclosure. This becomes the new cost basis of the real estate and is subject to further potential carrying value reductions as a result of depreciation and quarterly valuation determinations. Depreciation expense is computed primarily on the basis of accelerated and straight-line methods over the estimated useful lives of the assets. Other admitted assets are valued as prescribed by the Iowa Insurance laws. Net realized capital gains and losses on investments are determined using the specific identification basis.

The Asset Valuation Reserve (AVR) provides a reserve for losses from investments in bonds, preferred and common stocks, mortgage loans, real estate, and other invested assets, with related increases or decreases being recorded directly to surplus. At December 31, 1995 and 1994, the AVR was $1,041 million and $792 million, respectively. At both December 31, 1995 and 1994, other liabilities include additional investment reserves of $36 million and $51 million, respectively, of which $9 million is required by statutory accounting practices as a provision for potential losses on specific mortgages in default. Unrealized capital gains and losses on investments, including changes in mortgage and security reserves, are recorded directly in surplus. Comparable adjustments are also made to the AVR.

The Interest Maintenance Reserve (IMR) primarily defers certain interest-related gains and losses (net of tax) on fixed income securities which are amortized into net income from investments over the estimated remaining lives of the investments sold. At December 31, 1995 and 1994, the IMR, which is included in other liabilities, was $109 million and $52 million, respectively.

In connection with preparation of its statement of cash flows, the Company considers all highly liquid investments with a maturity of one year or less when purchased to be short-term investments.

Fair Values of Financial Instruments

The Company has accumulated information to disclose the fair values of certain financial instruments, whether or not recognized in the statement of financial position, as required by the FASB. The FASB excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The aggregate fair value asset amounts for investments (including cash and short-term investments, policy loans and accrued investment income and excluding investment in subsidiaries and investment real estate) are presented in Note 2 (carrying value: 1995 - $35.3 billion, 1994 - $32.4 billion; fair value: 1995 - $37.5 billion, 1994 - $31.9 billion). Fair value information for derivatives held or issued for purposes other than trading is presented in Note 3.
Information for certain of the Company's reserves and liabilities that are investment-type contracts (insurance, annuity and other policy contracts that do not involve significant mortality or morbidity risk) is presented in Note 4 (carrying value: 1995 - $21.4 billion, 1994 - $20.0 billion; fair value: 1995 - $22.0 billion, 1994 - $19.5 billion). Those referenced notes also describe the methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments. Those techniques utilized in estimating the fair values of financial instruments are affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about the Company's business, its value or financial position based on the fair value information of certain financial instruments presented in the referenced notes.

Futures and Forward Contracts and Interest Rate and Equity Swaps

The Company uses financial futures contracts, forward purchase commitments and interest rate swaps to hedge risks associated with interest rate fluctuations and uses equity swaps to hedge risks associated with market fluctuations of certain unaffiliated common stocks. Realized capital gains and losses on those contracts which hedge risks associated with interest rate fluctuations are amortized over the remaining lives of the underlying assets, primarily by including them in the IMR. Realized capital gains and losses on equity swaps are recognized in the period incurred.

Reserves for Insurance, Annuity and Accident and Health Policies

The reserves for life, health and annuity policies, all developed by actuarial methods, are established and maintained on the basis of mortality and morbidity tables using assumed interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than the minimum valuation required by law or guaranteed policy cash values. The cumulative effects of changes in valuation bases at the beginning of the year for previously established policyowner reserves are included as adjustments to surplus. Significant decreases in valuation bases are approved by the Insurance Division of the Department of Commerce of the State of Iowa.

The liability for unpaid accident and health claims is determined using statistical analyses and case basis evaluations. This liability is an estimate of the ultimate net cost of all reported and unreported losses that are unpaid. This liability is determined using estimates of future trends in claim severity, frequency, and other factors that could vary as claims are ultimately settled. Although considerable variability is inherent in such estimates, the Company believes that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Recognition of Premium Revenues and Costs

For life and annuity contracts, premiums are recognized as revenues over the premium-paying period, whereas commissions and other costs applicable to the acquisition of new business are charged to operations as incurred.

Reinsurance

The Company reinsures certain of its risks. Reinsurance premiums, expenses, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies (1995 - $27 million, 1994 - $21 million and 1993 - $19 million) are reported as a reduction of premium income, and insurance reserves applicable to reinsurance ceded have also been reported as reductions of these items (1995 - $33 million and 1994 - $24 million). The Company is contingently liable with respect to reinsurance ceded to other companies in the event the reinsurer is unable to meet the obligations that it has assumed.

Separate Accounts

The separate accounts presented in the financial statements represent the fair market value of funds that are separately administered by the Company for contracts with equity, real estate and fixed-income investments. The separate account contract owner, rather than the Company, bears the investment risk of these funds. The Company receives a fee for administrative and investment advisory services.

Separate account assets and liabilities are disclosed in the aggregate in the statements of financial position. The statements of operations include the premiums, increases in reserves, benefits, and other items arising from the operations of the separate accounts of the Company. The statements of surplus reflect the gain from operations and surplus of the separate accounts. Such gain from operations and surplus arises from the transfer by the Company of funds to the separate accounts to facilitate their operations.

Reclassifications

Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the 1995 presentation.

2.  Investments

Investments in debt securities, preferred stocks, and other fixed maturity instruments are generally held for investment purposes to maturity, and, therefore, are carried in the financial statements at amortized cost. The Company's liabilities, to which such fixed maturity investments are closely matched, are long-term in nature so the Company does not expect to be required to sell such securities prior to maturity.

The carrying values and estimated market values of investments in bonds and preferred stocks as of December 31, 1995 and 1994, are as follows (in millions):

                                                                   Gross           Gross        Estimated
                                              Carrying Value    Unrealized      Unrealized        Market
                                                                   Gains          Losses          Value
                                              ---------------------------------------------------------------
   December 31, 1995 Bonds:
     United States Government and agencies        $     232     $       4            $  -         $     236
     States and political subdivisions                  230            21               -               251
     Corporate - public                               4,374           328              16             4,686
     Corporate - private                             13,877         1,332              15            15,194
     Mortgage-backed securities                       3,085           134               4             3,215
                                               ---------------------------------------------------------------
                                                     21,798         1,819              35            23,582
   Preferred stocks                                      93            12               -               105
                                               ---------------------------------------------------------------
                                                    $21,891        $1,831             $35           $23,687
                                               ===============================================================

   December 31, 1994 Bonds:
     United States Government and agencies         $    111        $    1          $    4         $     108
     States and political subdivisions                  198             2              12               188
     Corporate - public                               3,986            74             142             3,918
     Corporate - private                             13,678           365             391            13,652
     Mortgage-backed securities                       2,653             2             166             2,489
                                              ---------------------------------------------------------------
                                                     20,626           444             715            20,355
   Preferred stocks                                      69             4               2                71
                                              ---------------------------------------------------------------
                                                    $20,695          $448            $717           $20,426
                                              ===============================================================

Market values of public bonds and preferred stocks have been determined by the Company from public quotations, when available, or bonds have been assigned a market rate by the Securities Valuation Office of the NAIC. Private placement securities are valued by discounting the expected total cash flows. Market rates used are applicable to the yield, credit quality and average maturity of each security.

The carrying values and estimated market values of bonds at December 31, 1995, by expected maturity, are as follows (in millions):

                                                                      Carrying Value   Estimated Market
                                                                                            Value
                                                                      ------------------------------------

   Due in one year or less                                              $     747         $     768
   Due after one year through five years                                    6,878             7,271
   Due after five years through ten years                                   6,189             6,695
   Due after ten years                                                      3,176             3,657
                                                                      ------------------------------------
                                                                           16,990            18,391
   Mortgage-backed and other securities without
     a single maturity date                                                 4,808             5,191
                                                                      ------------------------------------
   Total                                                                  $21,798           $23,582
                                                                      ====================================

The carrying value and estimated market value of mortgage loans at December 31, 1995 and 1994, are as follows (in millions):

                                                       1995                            1994
                                          -----------------------------  ----------------------------------
                                                             Estimated                    Estimated Market
                                          Carrying Value      Market      Carrying Value       Value
                                      Value
                                          -----------------------------------------------------------------
   Commercial mortgage loans                   $9,794         $10,129          $8,901          $8,580
   Residential mortgage loans                     234             262             287             299

Market values of commercial mortgage loans are valued by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality, and maturity of each loan. Market values of residential mortgage loans are valued by a pricing and servicing model using market rates that are applicable to the yield, rate structure, credit quality, size, and maturity of each loan. The carrying value for policy loans approximates the fair value.

Major categories of income from investments are summarized as follows (in millions):

                                               Year ended December 31
                                           1995          1994          1993
                                      ------------------------------------------

   Bonds                                  $1,761        $1,622        $1,549
   Preferred stocks                            6             3             2
   Common stocks                              35            22            26
   Investment in subsidiaries                (48)           (2)          (37)
   Mortgage loans                            808           766           811
   Investment real estate                    211           179           129
   Policy loans                               48            44            44
   Cash and short-term investments            29            20             6
   Other                                      18            48             1
                                      ------------------------------------------
                                           2,868         2,702         2,531

   Less investment expenses                  217           182           162
                                      ------------------------------------------
   Net income from investments            $2,651        $2,520        $2,369
                                      ==========================================

The major components of realized capital gains (losses) on investments reflected in operations, and unrealized capital gains (losses) on investments reflected directly in surplus, are summarized as follows (in millions):

                                                     Realized                         Unrealized
                                        ---------------------------------   -----------------------------
                                             1995      1994      1993         1995      1994      1993
                                        ---------------------------------   -----------------------------
   Bonds                                      $101     $(133)     $150        $ (17)     $32      $(32)
   Preferred stocks                             (1)        -       (11)           1       (7)       11
   Common stocks                                32         6        29          398        7        23
   Mortgage loans                              (24)      (34)      (81)           9        3        41
   Investment real estate                        7         3         1            5        6        (1)
   Investment in subsidiaries                    1        32         -           (6)       6        (5)
   Other                                         4        45       (44)          (1)       -        20
                                           ------------------------------   -----------------------------
      Net capital gains (losses)               120       (81)       44          389       47        57

   Related federal income taxes                (41)        6       (26)         (63)       -         -
   Transferred (to) from interest
     maintenance reserve                       (77)       43       (70)           -        -         -
                                           ------------------------------   -----------------------------
   Total capital gains (losses)             $    2    $  (32)     $(52)        $326      $47       $57
                                           ==============================   =============================

Proceeds from sales of investments (excluding maturity proceeds) in debt securities were $6.5 billion in both 1995 and 1994, and $11.9 billion in 1993. Gross gains of $93 million, $53 million and $173 million and gross losses of $54 million, $213 million and $65 million in 1995, 1994 and 1993, respectively, were realized on those sales. Of the 1995, 1994 and 1993 proceeds, $6.1 billion, $5.7 billion and $11.5 billion, respectively, relates to sales of mortgage-backed securities. The Company actively manages its mortgage-backed securities portfolio to control prepayment risk. Gross gains of $66 million, $19 million and $152 million and gross losses of $17 million, $139 million and $29 million in 1995, 1994 and 1993, respectively, were realized on sales of mortgage-backed securities. At December 31, 1995, the Company had security purchases payable totaling $426 million relating to the purchases of mortgage-backed securities at forward dates.

The Company has a revolving credit agreement with Principal Residential Mortgage, Inc., a wholly-owned subsidiary which conducts the Company's mortgage banking operations, of up to $800 million, which had a balance of $458 million outstanding at December 31, 1995.

Commercial mortgage loans and corporate private placement bonds originated or acquired by the Company represent its primary areas of credit risk exposure. At December 31, 1995 and 1994, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows:

        Geographic Distribution                   Property Type Distribution
------------------------------------------    ----------------------------------
                          December 31                             December 31

                       1995        1994                         1995       1994
                   -----------------------    ---------------------------------

   South Atlantic       22%         21%       Industrial         43%        47%
   Pacific              34          38        Office             26         24
   Mid Atlantic         17          17        Retail             26         24
   North Central        14          13        Other               5          5
   South Central         7           6
   New England           4           3
   Mountain              2           2

The corporate private placement bond portfolio is diversified by issuer and industry. Restrictive bond covenants are monitored by the Company to regulate the activities of issuers and control their leveraging capabilities. Under the NAIC bond classification system, 99.8% and 99.7% of the Company's bond portfolio were carried at amortized cost at December 31, 1995 and 1994, respectively, with the remainder carried at the lower of amortized cost or market value.

Effective December 29, 1995, the Company entered into short-term equity swap agreements to mitigate its exposure to declines in the value of about one-half of its marketable common stock portfolio. Under the agreements, the return on that portion of the Company's marketable common stock portfolio was swapped for a fixed short-term interest rate. At December 31, 1995, there was no realized or unrealized gains or losses recorded on the equity swap agreements and, accordingly, there was no credit exposure. The unrealized appreciation and depreciation of marketable common stocks recognized in the Company's statement of financial position were $814 million and $85 million, respectively, at December 31, 1995.

Investment real estate includes properties directly owned by the Company and investments in subsidiaries include properties owned jointly with venture partners and operated by the partners. Joint ventures in which the Company has an interest have mortgage loans with the Company of $2.2 billion at both December 31, 1995 and December 31, 1994. The Company is committed to provide additional mortgage financing for such joint ventures aggregating $304 million at December 31, 1995.

3.  Derivatives Held or Issued for Purposes Other Than Trading

The Company uses exchange-traded interest rate futures and forward contracts to hedge against interest rate risks. The Company attempts to match the timing of when interest rates are committed on insurance products and on new investments. However, timing differences do occur and can expose the Company to fluctuating interest rates. Interest rate futures and forward contracts are used to minimize these risks. In these contracts, the Company is subject to the risk that the counterparties will fail to perform and to the risks associated with changes in the value of the underlying securities; however, such changes in value generally are offset by opposite changes in the value of the hedged items. Futures contracts are marked to market and settled daily, which minimizes the counterparty risk. The notional amounts of futures and forward contracts ($303 million at December 31, 1995, and $80 million at December 31, 1994) represent the extent of the Company's involvement but not the risk of loss.

The Company enters into interest rate swaps to minimize its exposure to fluctuations in interest rates and to correct duration mismatches. The most common use is to modify the duration of an asset or portfolio, a less common use is to convert a floating rate asset into a fixed rate asset. The notional principal amounts of the swaps outstanding at December 31, 1995 and 1994, were $599 million and $586 million, respectively, and the credit exposure at December 31, 1995 and December 31, 1994 was $8 million. The Company's current credit exposure on swaps is limited to the value of interest rate swaps that have become favorable to the Company. The average unexpired terms of the swaps were approximately three years at both December 31, 1995 and 1994, respectively. The net amount payable or receivable from interest rate swaps is accrued as an adjustment to interest income. The Company's interest rate swap agreements include cross-default provisions when two or more swaps are transacted with a given counterparty. Principal Mutual Life Insurance Company

3.  Derivatives Held or Issued for Purposes Other Than Trading (continued)

The Company enters into currency exchange swap agreements to convert certain foreign denominated fixed rate assets into dollar denominated fixed rate assets and eliminate the exposure to future currency volatility on those securities. At December 31, 1995, the Company had various foreign currency exchange agreements with maturities ranging from 1995 to 2002, with an aggregate notional amount involved of approximately $312 million and the credit exposure was $4 million. The average unexpired term of the swaps was approximately five years at December 31, 1995.

4.  Insurance, Annuity and Accident and Health Reserves

The carrying values and fair values of the Company's reserves and liabilities for investment-type insurance contracts (which are only a portion of the insurance reserves, annuity reserves, and other policy liabilities appearing in the statement of financial position) at December 31, 1995 and 1994, are summarized as follows (in millions):

                                                    1995                               1994
                                     ----------------------------------------------------------------------
                                      Carrying Value        Fair         Carrying Value        Fair
                                                            Value                              Value
                                     ----------------------------------------------------------------------

   Insurance reserves                  $       30       $       33        $       30       $       30
   Annuity reserves                        20,989           21,524            19,714           19,168
   Other policy liabilities                   398              403               270              270
                                     ----------------------------------------------------------------------
   Total                                  $21,417          $21,960           $20,014          $19,468
                                     ======================================================================

The fair values for the Company's reserves and liabilities under investment-type contracts (insurance, annuity and other policy contracts that do not involve significant mortality or morbidity risk) are estimated using discounted cash flow analyses (based on current interest rates being offered for similar contracts with maturities consistent with those remaining for the investment-type contracts being valued) or surrender values.

The fair values for the Company's insurance contracts (insurance, annuity and other policy contracts that do involve significant mortality or morbidity risk), other than investment-type contracts, are not required to be disclosed. The Company does consider, however, the various insurance and investment risks in choosing investments for both insurance and investment-type contracts.

4.  Insurance, Annuity and Accident and Health Reserves (continued)

Activity in the liability for unpaid accident and health claims, which is included with insurance reserves in the statement of financial position, is summarized as follows (in millions):


                                             Year ended December 31
                                        1995          1994          1993
                                    ------------------------------------------
   Balance at beginning of year        $   844       $   723       $   657

   Incurred:
     Current year                        2,665         2,735         2,307
     Prior years                           (24)         (105)          (37)
                                    ------------------------------------------
   Total incurred                        2,641         2,630         2,270

   Payments:
     Current year                        2,196         2,065         1,814
     Prior years                           481           444           390
                                    ------------------------------------------
   Total payments                        2,677         2,509         2,204
                                    ------------------------------------------

   Balance at end of year:
     Current year                          469           670           493
     Prior years                           339           174           230
                                    ------------------------------------------
   Total balance at end of year        $   808       $   844       $   723
                                    ==========================================

5.  Federal Income Taxes

The Company files a consolidated income tax return that includes all of its qualifying subsidiaries, and has a policy of allocating income tax expenses and benefits to companies in the group based upon pro rata contribution of taxable income or operating losses. The Company is taxed at corporate rates on taxable income based on existing tax laws. Due to the inherent differences between income for financial reporting purposes and income for tax purposes, the Company's provision for federal income taxes may not have the customary relationship of taxes to income.

Deferred income taxes are generally not recognized for the tax effects of temporary differences between income for financial reporting purposes and income for tax purposes. In 1993, 1994 and 1995, however, the Company recognized a deferred tax asset and operating benefit for the tax effect of unamortized deferred acquisition costs required for tax purposes. This deferred tax asset was non-admitted in accordance with statutory accounting practices. In 1995, the Company also recognized a deferred tax liability and surplus charge for the tax effect of unrealized gains for common stocks identified for sale in 1996.

5.  Federal Income Taxes (continued)

In December 1994, a U.S. Court of Appeals with jurisdiction over the Company ruled that federal law did not permit mutual life insurance companies to use a negative recomputed differential earnings rate to compute their equity tax liability for the preceding year. Accordingly, the Company increased its liability for federal income taxes attributable to its equity for years prior to 1994 and made a corresponding adjustment to surplus in the amount of $63 million.

6.  Short-Term Borrowings

The Company issues commercial paper to meet its short-term financing needs. There were no outstanding borrowings at December 31, 1995 or 1994. The Company also maintains credit facilities with various banks for short-term borrowing purposes.


7.  Employee and Agent Benefits

The Company has defined benefit pension plans covering substantially all of its employees and certain agents. The employees and agents are generally first eligible for the pension plans when they reach age 21. The pension benefits are based on the years of service and generally the employee's or agent's average annual compensation during the last five years of employment. Partial benefit accrual of pension benefits is recognized from first eligibility until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service.

During 1995, the Company adopted Statement of Financial Standards (SFAS) No. 87, "Employers' Accounting for Pensions," and accordingly changed its method of accounting for the costs of defined benefit pension plans to an accrual method. Prior to this change, the cost of pension benefits was recognized as contributions were made to the pension trusts. The Company's policy is to fund the cost of providing pension benefits in the years that the employees and agents are providing service to the Company. The Company's funding policy is to deposit the actuarial normal cost and any change in unfunded accrued liability over a 30-year period as a percentage of compensation.

The pension plans' combined funded status, reconciled to amounts recognized in the statements of financial position and statements of operations and surplus as of and for the years ended December 31, 1995 and 1994, is as follows (in millions):

                                                                                      December 31
                                                                                 1995           1994
                                                                             ------------------------------
   Actuarial present value of benefit obligations:
      Vested benefit obligation                                                   $437          $324
                                                                             ==============================
      Accumulated benefit obligation                                              $457          $338
                                                                             ==============================

   Plan assets at fair value, primarily affiliated mutual funds
      and investment contracts of the Company                                     $719          $581
   Projected benefit obligation                                                    661           462
                                                                             ------------------------------
   Plan assets in excess of projected benefit obligation                            58           119

   Unrecognized net (gains) losses and funding different from that assumed
      and from changes in assumptions                                               42           (23)
   Unrecognized net transition asset as of January 1, 1994                         (72)          (83)
                                                                             ------------------------------
   Prepaid pension asset (non-admitted)                                          $  28         $  13
                                                                             ==============================

Net periodic pension income included the following components (in millions):

                                                                                Year ended December 31
                                                                                 1995           1994
                                                                             ------------------------------
   Service cost                                                                    $22           $26
   Interest cost on projected benefit obligation                                    39            37
   Actual return on plan assets                                                   (144)            6
   Net amortization and deferral                                                    79           (72)
                                                                             ------------------------------
   Total net periodic pension income                                              $ (4)         $ (3)
                                                                             ==============================

During 1994 and 1993, $10 million and $8 million, respectively, was charged to expense and contributed to the trusts previously established to provide for future costs of pension benefits. During 1995, $12 million was contributed to these pension trusts. In addition, to adjust the pension accounting to the new method required by SFAS No. 87 and to make the change effective as of January 1, 1994, surplus as of January 1, 1995 has been increased by $13 million. According to the requirements of statutory accounting practices, pension expense for 1994 has not been restated and the 1994 pension amounts shown above are for comparative purposes only. The pension asset at January 1, 1995 ($13 million) and December 31, 1995 ($28 million) was non-admitted as prescribed by statutory accounting practices.

The weighted-average assumed discount rate used in determining the projected benefit obligation was 7% and 8.5% at December 31, 1995 and 1994, respectively. Some of the trusts holding the plan assets are subject to federal income taxes at a 35% tax rate while others are not subject to federal income taxes. For both 1995 and 1994, the expected long-term rates of return on plan assets were approximately 6% (after estimated income taxes) for those trusts subject to federal income taxes and approximately 10% for those trusts not subject to federal income taxes. The assumed rate of increase in future compensation levels varies by age for both the qualified and non-qualified pension plans.

In addition, the Company has defined contribution plans that are generally available to all employees and agents who are age 21 or older and have completed one year of service. Eligible participants may contribute up to 15% of their compensation or $9,240 annually to the plans. The Company matches the participant's contribution with a 50% contribution up to a maximum contribution of 2% of the participant's compensation. During both 1995 and 1994, the Company contributed $7 million to the defined contribution plans. During 1993, such contributions totaled $6 million.

The Company also provides certain health care, life insurance, and long-term care benefits for retired employees. Substantially all employees are first eligible for these postretirement benefits when they reach age 57 and have completed ten years of service with the Company. Partial benefit accrual of these health, life, and long-term care benefits is recognized from first eligibility until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The Company's policy is to fund the cost of providing retiree benefits in the years that the employees are providing service to the Company. The Company's funding policy is to deposit the actuarial normal cost and an accrued liability over a 30-year period as a percentage of compensation.

The postretirement plans' combined funded status, reconciled to amounts recognized in the statement of financial position and statement of operations and surplus as of and for the years ended December 31, 1995 and 1994, is as follows (in millions):

                                                                                     December 31
                                                                                 1995            1994
                                                                            -------------------------------
   Plan assets at fair value, primarily affiliated mutual funds and
     investment contracts of the Company                                         $208            $155
   Accumulated postretirement benefit obligation:
     Retirees                                                                     (83)            (71)
     Eligible employees                                                           (40)            (31)
                                                                            -------------------------------
   Total accumulated postretirement benefit obligation                           (123)           (102)
                                                                            -------------------------------
    Plan assets in excess of accumulated postretirement benefit
      obligation                                                                   85              53

   Unrecognized net losses and funding different from that assumed and
     from changes in assumptions                                                    3              29
                                                                            -------------------------------
   Postretirement benefit asset (non-admitted)                                  $  88           $  82
                                                                            ===============================

The net periodic postretirement benefit cost included the following components (in millions):

                                                                                    Year ended
                                                                                    December 31
                                                                             1995       1994      1993
                                                                          --------------------------------

   Service cost                                                             $   5     $    4       $ 3
   Interest cost on accumulated postretirement benefit cost                     9          7         6
   Expected return on plan assets                                             (10)       (10)       (6)
   Net amortization of gains and losses                                         1          -         -
                                                                          ================================
   Total net periodic postretirement benefit cost                           $   5     $    1       $ 3
                                                                          ================================

The weighted-average assumed discount rate used in determining the accumulated postretirement benefit obligation was 7% and 8.5% at December 31, 1995 and 1994, respectively. Some of the trusts holding the plan assets are subject to federal income taxes at a 35% tax rate while others are not subject to federal income taxes. For both 1995 and 1994, the expected long-term rates of return on plan assets were approximately 6% (after estimated income taxes) for those trusts subject to federal income taxes and approximately 9% for those trusts not subject to federal income taxes. These rates of return on plan assets vary by benefit type and employee group.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations starts at 11.5% in 1995, declines to 9.5% in 2001, and then declines to an ultimate rate of 6.5% in 2036. If the health care cost trend rate assumptions were increased by 1% in each year, the accumulated postretirement benefits obligation for health plans as of December 31, 1995 would increase by 11.8% ($10 million). The effect of this 1% increase would also increase the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost of health plans for the year ended December 31, 1995 by 13.5% ($1 million).

These statutory accounting provisions are similar to Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," issued by the FASB except that SFAS No. 106 includes ineligible employees in the accumulated postretirement benefit obligation calculations. The accumulated postretirement benefit obligation for ineligible employees was $77 million and $48 million at December 31, 1995 and 1994, respectively.

8.  Surplus Notes

On March 10, 1994, the Company issued $300 million of surplus notes, including $200 million due March 1, 2024 at a 7.875% annual interest rate and the remaining $100 million due March 1, 2044 at an 8% annual interest rate. No affiliates of the Company hold any portion of the surplus notes. The discount and direct costs associated with issuing these surplus notes is being amortized to expense over their respective terms using the interest method. For statutory accounting purposes, these notes are considered a part of total surplus of the Company. Each payment of interest and principal on the surplus notes may be made only with the prior approval of the Commissioner of Insurance of the State of Iowa (the Commissioner) and only to the extent that the Company has sufficient surplus earnings to make such payments. For the years ended December 31, 1995 and 1994, interest of $24 million and $11 million, respectively, was approved by the Commissioner, paid and charged to expense. Had the accrual of interest on surplus notes not been subject to approval of the Commissioner, accrued interest payable on surplus notes at both December 31, 1995 and 1994 would have been $8 million.

Subject to Commissioner approval, the surplus notes due March 1, 2024 may be redeemed at the Company's election on or after March 1, 2004 in whole or in part at a redemption price of approximately 103.6% of par. The approximate 3.6% premium is scheduled to gradually diminish over the following ten years. These surplus notes may then be redeemed on or after March 1, 2014, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption. Non-insurance companies individually held over 10% of these surplus notes (approximately $50 million and $73 million at December 31, 1995 and 1994, respectively).

In addition, subject to Commissioner approval, the surplus notes due March 1, 2044 may be redeemed at the Company's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These surplus notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption. Non-insurance companies individually held over 10% of these surplus notes (approximately $43 million and $62 million at December 31, 1995 and 1994, respectively).

9.  Other Commitments and Contingencies

The Company leases office space and furniture and equipment under various operating leases. Rental expense for all operating leases totaled $48 million in 1995, $43 million in 1994 and $44 million in 1993. At December 31, 1995, future minimum rental commitments under noncancelable operating leases for office space and electronic data processing equipment totaled approximately $97 million.

The Company is a defendant in various legal actions arising in the normal course of its investment and insurance operations. In the opinion of management, any losses resulting from such actions would not have a material effect on the financial statements.

The Company is also subject to insurance guarantee laws in the states in which it writes business. These laws provide for assessments against insurance companies  for the  benefit  of  policyholders  and  claimants  in the  event of insolvency of other insurance companies. At December 31, 1995 and 1994, approximately $18 million and $15 million, respectively, of surplus is appropriated for possible guarantee fund assessments for which notices have not been received.

In 1995, the Company sold its wholly-owned subsidiary, Principal National Life Insurance Company (Principal National), at a gain of approximately $1 million. At December 31, 1994, substantially all the assets ($513 million), liabilities ($470 million), and equity ($43 million) of Principal National were transferred to and assumed by the Company. This resulted in increases in both other income and additions to policyowner reserves of $470 million in 1994.

                                  APPENDIX - A

   SAMPLE ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES AND DEATH BENEFITS

     The following illustrations have been prepared to help show how Policy Values and Surrender Values under the Policies change with investment performance and differing death benefit options. The illustrations show how death benefits and values would vary over time if the return on assets held by the Mutual Funds were uniform, gross, annual rates of 0%, 6% and 12% (or net rates of -.69%, 5.31% and 11.31%, respectively). The death benefits and values would be different from those shown if the return averaged 0%, 6% and 12%, but fluctuated above and below those averages during individual years. Both Death Benefit Option 1 and Death Benefit Option 2 are illustrated.

     The four illustrations set out show hypothetical Policies issued to 45-year-old male nonsmokers. Illustrations for females or for younger males would be more favorable; illustrations for older males or for smokers would be less favorable than those presented. The Policies are illustrated on the basis of $4,000 Target Premium and a face amount at issue of $250,000. The first and third illustrations show the selection of Death Benefit Option 1; the second and fourth, Death Benefit Option 2.

     The illustrations reflect all Policy charges (including deductions from premiums for sales loads and state and federal taxes; monthly deductions from Policy Value of administration charges, cost of insurance charges and mortality and expense risk charges; and the contingent deferred administration charge and contingent deferred sales load that may be deducted upon full surrenders or lapse of a Policy) and the average fees and expenses of the Mutual Funds. The first two illustrations reflect current administrative and cost of insurance charges. The third and fourth illustrations reflect the guaranteed maximum administration and cost of insurance charges. The average fees and expenses of the Mutual Funds may decrease or increase in the future making operating expenses actually incurred by the Mutual Funds differ from the .69% average rate shown in the illustrations.

     The four illustrations are based on the assumption that payments are made in accordance with a $4,000 annual Target Premium schedule, that no values are allocated to the Fixed Account, no changes in death benefit option or face amount are made, no policy loans or partial surrenders occur, and that no riders are in effect. Upon request, the Company will prepare a comparable illustration reflecting the proposed insured's actual age, gender, risk classification and desired policy features.

     From time to time, in advertisements or sales literature for the Policies that quote performance data for one or more of the Mutual Funds, the Company may include Policy Values, Surrender Values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Fund for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples and may include data for periods prior to the offering of the Policies for which a Mutual Funds has had performance (with Policy charges assumed to be equal to current charges for any periods prior to offering the Policies).

                     PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
                                  PRINFLEX LIFE
                             MALE AGE 45 NON-SMOKER
                            ASSUMING CURRENT CHARGES

PLANNED PREMIUM $4,000                             Initial Face Amount $250,000
                                                         Death Benefit Option 1
-------------------------------------------------------------------------------
                                         Death Benefit (2)
                                    Assuming Hypothetical Gross
             Accumulated            Annual Investment Return of
              Premiums       -------------------------------------------
  End of    (at 5% annual        0%             6%               12%
   Year    rate of return)   (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200       $250,000       $250,000         $250,000
     2            8,610        250,000        250,000          250,000
     3           13,241        250,000        250,000          250,000
     4           18,103        250,000        250,000          250,000
     5           23,208        250,000        250,000          250,000
     6           28,568        250,000        250,000          250,000
     7           34,196        250,000        250,000          250,000
     8           40,106        250,000        250,000          250,000
     9           46,312        250,000        250,000          250,000
    10           52,827        250,000        250,000          250,000
    11           59,669        250,000        250,000          250,000
    12           66,852        250,000        250,000          250,000
    13           74,395        250,000        250,000          250,000
    14           82,314        250,000        250,000          250,000
    15           90,630        250,000        250,000          250,000
    16           99,361        250,000        250,000          250,000
    17          108,530        250,000        250,000          250,000
    18          118,156        250,000        250,000          250,000
    19          128,264        250,000        250,000          250,000
    20          138,877        250,000        250,000          250,000



                                        Accumulated Value (2)
                                     Assuming Hypothetical Gross
             Accumulated             Annual Investment Return of
              Premiums       -------------------------------------------
  End of    (at 5% annual        0%             6%               12%
   Year    rate of return)   (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200       $ 2,928         $ 3,126         $ 3,324
     2            8,610         5,788           6,365           6,967
     3           13,241         8,550           9,692          10,930
     4           18,103        11,243          13,138          15,275
     5           23,208        13,862          16,705          20,041
     6           28,568        16,406          20,396          25,269
     7           34,196        18,871          24,213          31,005
     8           40,106        21,242          28,145          37,289
     9           46,312        23,504          32,185          44,166
    10           52,827        25,819          36,564          52,028
    11           59,669        28,132          41,203          60,822
    12           66,852        30,387          46,053          70,587
    13           74,395        32,591          51,133          81,445
    14           82,314        34,767          56,480          93,546
    15           90,630        36,840          62,041         106,979
    16           99,361        38,788          67,809         121,897
    17          108,530        40,598          73,791         138,480
    18          118,156        42,255          79,992         156,941
    19          128,264        43,750          86,423         177,522
    20          138,877        45,087          93,112         200,515




                                         Surrender Value (2)
                                     Assuming Hypothetical Gross
             Accumulated             Annual Investment Return of
              Premiums       ----------------------------------------------
  End of    (at 5% annual        0%             6%               12%
   Year    rate of return)   (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200       $   288         $   486        $    684
     2            8,610         1,658           2,235           2,836
     3           13,241         4,420           5,561           6,799
     4           18,103         7,112           9,008          11,145
     5           23,208         9,731          12,575          15,911
     6           28,568        12,472          16,462          21,335
     7           34,196        15,330          20,672          27,465
     8           40,106        18,291          25,194          34,338
     9           46,312        21,341          30,021          42,003
    10           52,827        24,639          35,384          50,848
    11           59,669        28,132          41,203          60,822
    12           66,852        30,387          46,053          70,587
    13           74,395        32,591          51,133          81,445
    14           82,314        34,767          56,480          93,546
    15           90,630        36,840          62,041         106,979
    16           99,361        38,788          67,809         121,897
    17          108,530        40,598          73,791         138,480
    18          118,156        42,255          79,992         156,941
    19          128,264        43,750          86,423         177,522
    20          138,877        45,087          93,112         200,515

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates of return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                     PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
                                  PRINFLEX LIFE
                             MALE AGE 45 NON-SMOKER
                           ASSUMING GUARANTEED CHARGES

 PLANNED PREMIUM $4,000                          Initial Face Amount $250,000
                                                       Death Benefit Option 1
-----------------------------------------------------------------------------
                                         Death Benefit (2)
                                    Assuming Hypothetical Gross
             Accumulated            Annual Investment Return of
              Premiums       -------------------------------------------
  End of    (at 5% annual        0%             6%               12%
   Year    rate of return)   (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200       $250,000       $250,000         $250,000
     2            8,610        250,000        250,000          250,000
     3           13,241        250,000        250,000          250,000
     4           18,103        250,000        250,000          250,000
     5           23,208        250,000        250,000          250,000
     6           28,568        250,000        250,000          250,000
     7           34,196        250,000        250,000          250,000
     8           40,106        250,000        250,000          250,000
     9           46,312        250,000        250,000          250,000
    10           52,827        250,000        250,000          250,000
    11           59,669        250,000        250,000          250,000
    12           66,852        250,000        250,000          250,000
    13           74,395        250,000        250,000          250,000
    14           82,314        250,000        250,000          250,000
    15           90,630        250,000        250,000          250,000
    16           99,361        250,000        250,000          250,000
    17          108,530        250,000        250,000          250,000
    18          118,156        250,000        250,000          250,000
    19          128,264        250,000        250,000          250,000
    20          138,877        250,000        250,000          250,000



                                       Accumulated Value (2)
                                    Assuming Hypothetical Gross
             Accumulated            Annual Investment Return of
              Premiums      -------------------------------------------
  End of    (at 5% annual       0%             6%               12%
   Year    rate of return)  (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200       $ 2,714        $ 2,905         $ 3,097
     2            8,610        5,357           5,908           6,482
     3           13,241        7,897           8,978          10,152
     4           18,103       10,328          12,115          14,132
     5           23,208       12,647          15,315          18,451
     6           28,568       14,845          18,572          23,136
     7           34,196       16,911          21,878          28,216
     8           40,106       18,833          25,223          33,725
     9           46,312       20,596          28,594          39,697
    10           52,827       22,332          32,186          46,470
    11           59,669       23,992          35,924          53,991
    12           66,852       25,464          39,699          62,235
    13           74,395       26,738          43,510          71,291
    14           82,314       27,795          47,344          81,257
    15           90,630       28,607          51,184          92,242
    16           99,361       29,151          55,016         104,378
    17          108,530       29,395          58,821         117,820
    18          118,156       29,290          62,565         132,742
    19          128,264       28,791          66,220         149,360
    20          138,877       27,846          69,753         167,939




                                       Surrender Value (2)
                                   Assuming Hypothetical Gross
             Accumulated           Annual Investment Return of
              Premiums     ----------------------------------------------
  End of    (at 5% annual      0%             6%               12%
   Year    rate of return) (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200     $    74         $   265        $    457
     2            8,610       1,227           1,777           2,351
     3           13,241       3,766           4,848           6,021
     4           18,103       6,197           7,984          10,001
     5           23,208       8,516          11,184          14,320
     6           28,568      10,911          14,638          19,202
     7           34,196      13,371          18,338          24,676
     8           40,106      15,883          22,273          30,774
     9           46,312      18,432          26,430          37,533
    10           52,827      21,151          31,006          45,289
    11           59,669      23,992          35,924          53,991
    12           66,852      25,464          39,699          62,235
    13           74,395      26,738          43,510          71,291
    14           82,314      27,795          47,344          81,257
    15           90,630      28,607          51,184          92,242
    16           99,361      28,151          55,016         104,378
    17          108,530      29,395          58,821         117,820
    18          118,156      29,290          62,565         132,742
    19          128,264      28,791          66,220         149,360
    20          138,877      27,846          69,753         167,939

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates of return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                     PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
                                  PRINFLEX LIFE
                             MALE AGE 45 NON-SMOKER
                            ASSUMING CURRENT CHARGES


PLANNED PREMIUM PLANNED PREMIUM $4,000              Initial Face Amount $250,000
                                                          Death Benefit Option 1

                                         Death Benefit (2)
                                    Assuming Hypothetical Gross
             Accumulated            Annual Investment Return of
              Premiums
  End of    (at 5% annual        0%             6%               12%
   Year    rate of return)   (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200       $252,919       $253,116         $253,314
     2            8,610        255,760        256,334          256,933
     3           13,241        258,494        259,627          260,855
     4           18,103        261,147        263,023          265,139
     5           23,208        263,716        266,524          269,817
     6           28,568        266,198        270,127          274,925
     7           34,196        268,589        273,833          280,500
     8           40,106        270,871        277,627          286,570
     9           46,312        273,028        281,492          293,166
    10           52,827        275,214        285,650          300,654
    11           59,669        277,376        290,015          308,963
    12           66,852        279,462        294,541          318,122
    13           74,395        281,479        299,242          328,229
    14           82,314        283,454        304,154          339,418
    15           90,630        285,299        309,197          351,711
    16           99,361        286,985        314,345          365,199
    17          108,530        288,497        319,587          379,993
    18          118,156        289,814        324,905          396,213
    19          128,264        290,923        330,286          414,000
    20          138,877        291,831        335,739          433,527


                                         Accumulated Value (2)
                                      Assuming Hypothetical Gross
             Accumulated              Annual Investment Return of
              Premiums
  End of    (at 5% annual         0%             6%               12%
   Year    rate of return     (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200        $ 2,919         $ 3,116         $ 3,314
     2            8,610          5,760           6,334           6,933
     3           13,241          8,494           9,627          10,855
     4           18,103         11,147          13,023          15,139
     5           23,208         13,716          16,524          19,817
     6           28,568         16,198          20,127          24,925
     7           34,196         18,589          23,833          30,500
     8           40,106         20,871          27,627          36,570
     9           46,312         23,028          31,492          43,166
    10           52,827         25,214          35,650          50,654
    11           59,669         27,376          40,015          58,963
    12           66,852         29,462          44,541          68,122
    13           74,395         31,479          49,242          78,229
    14           82,314         33,454          54,154          89,418
    15           90,630         35,299          59,197         101,711
    16           99,361         36,985          64,345         115,199
    17          108,530         38,497          69,587         129,993
    18          118,156         39,814          74,905         146,213
    19          128,264         40,923          80,286         164,000
    20          138,877         41,831          85,739         183,527


                                           Surrender Value (2)
                                       Assuming Hypothetical Gross
             Accumulated               Annual Investment Return of
              Premiums
  End of    (at 5% annual          0%             6%               12%
   Year    rate of return      (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200         $   279         $   476        $    674
     2            8,610           1,630           2,204           2,802
     3           13,241           4,363           5,496           6,724
     4           18,103           7,016           8,893          11,009
     5           23,208           9,585          12,393          15,687
     6           28,568          12,264          16,193          20,991
     7           34,196          15,048          20,293          26,959
     8           40,106          17,920          24,676          33,619
     9           46,312          20,864          29,328          41,002
    10           52,827          24,033          34,470          49,474
    11           59,669          27,376          40,015          58,963
    12           66,852          29,462          44,541          68,122
    13           74,395          31,479          49,242          78,229
    14           82,314          33,454          54,154          89,418
    15           90,630          35,299          59,197         101,711
    16           99,361          36,985          64,345         115,199
    17          108,530          38,497          69,587         129,993
    18          118,156          39,814          74,905         146,213
    19          128,264          40,923          80,286         164,000
    20          138,877          41,831          85,739         183,527


(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates of return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                     PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
                                  PRINFLEX LIFE
                             MALE AGE 45 NON-SMOKER
                           ASSUMING GUARANTEED CHARGES

PLANNED PREMIUM $4,000                              Initial Face Amount $250,000
                                                          Death Benefit Option 2


                                         Death Benefit (2)
                                    Assuming Hypothetical Gross
             Accumulated            Annual Investment Return of
              Premiums
  End of    (at 5% annual        0%             6%               12%
   Year    rate of return)   (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200       $252,703       $252,893         $253,084
     2            8,610        255,324        255,871          256,442
     3           13,241        257,830        258,902          260,064
     4           18,103        260,215        261,979          263,971
     5           23,208        262,473        265,098          268,183
     6           28,568        264,594        268,247          272,718
     7           34,196        266,565        271,413          277,594
     8           40,106        268,372        274,578          282,828
     9           46,312        269,997        277,722          288,434
    10           52,827        271,565        281,024          294,716
    11           59,669        273,028        284,401          301,595
    12           66,852        274,268        287,731          309,005
    13           74,395        275,276        290,999          316,989
    14           82,314        276,028        294,177          325,586
    15           90,630        276,495        297,226          334,827
    16           99,361        276,650        300,111          344,751
    17          108,530        276,461        302,785          355,397
    18          118,156        275,876        305,184          366,785
    19          128,264        274,850        307,241          378,943
    20          138,877        273,335        308,886          391,901



                                        Accumulated Value (2)
                                     Assuming Hypothetical Gross
             Accumulated             Annual Investment Return of
              Premiums
  End of    (at 5% annual        0%             6%               12%
   Year    rate of return)   (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200       $ 2,703         $ 2,893         $ 3,084
     2            8,610         5,324           5,871           6,442
     3           13,241         7,830           8,902          10,064
     4           18,103        10,215          11,979          13,971
     5           23,208        12,473          15,098          18,183
     6           28,568        14,594          18,247          22,718
     7           34,196        16,565          21,413          27,594
     8           40,106        18,372          24,578          32,828
     9           46,312        19,997          27,722          38,434
    10           52,827        21,565          31,024          44,716
    11           59,669        23,028          34,401          51,595
    12           66,852        24,268          37,731          59,005
    13           74,395        25,276          40,999          66,989
    14           82,314        26,028          44,177          75,586
    15           90,630        26,495          47,226          84,827
    16           99,361        26,650          50,111          94,751
    17          108,530        26,461          52,785         105,397
    18          118,156        25,876          55,184         116,785
    19          128,264        24,850          57,241         128,943
    20          138,877        23,335          58,886         141,901



                                         Surrender Value (2)
                                     Assuming Hypothetical Gross
             Accumulated             Annual Investment Return of
              Premiums
  End of    (at 5% annual        0%             6%               12%
   Year    rate of return)   (-.69% Net)    (5.31% Net)     (11.31% Net)
     1         $  4,200       $    63         $   253        $    444
     2            8,610         1,194           1,741           2,311
     3           13,241         3,699           4,771           5,934
     4           18,103         6,084           7,848           9,840
     5           23,208         8,342          10,967          14,052
     6           28,568        10,660          14,313          18,784
     7           34,196        13,025          17,872          24,054
     8           40,106        15,421          21,627          29,877
     9           46,312        17,833          25,558          36,270
    10           52,827        20,385          29,844          43,536
    11           59,669        23,028          34,401          51,595
    12           66,852        24,268          37,731          59,005
    13           74,395        25,276          40,999          66,989
    14           82,314        26,028          44,177          75,586
    15           90,630        26,495          47,226          84,827
    16           99,361        26,650          50,111          94,751
    17          108,530        26,461          52,785         105,397
    18          118,156        25,876          55,184         116,785
    19          128,264        24,850          57,241         128,943
    20          138,877        23,335          58,886         141,901

(1) Assumes net interest of 5% compounded annually.

(2) Assumes no policy loan has been made.

The death benefit, accumulated value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, accumulated value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, accumulated value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates of return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6% or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Appendix B
Target Premiums
Annual per $1,000 Face Amount
Nonsmoker and Smoker

Age*     Male  Female    Unisex      Age*      Male     Female      Unisex
----    -----  ------    ------      ----    -------    -------    -------
   0   $ 3.50  $ 2.83    $ 3.41       43     $ 12.91    $ 10.82    $ 12.64
   1     3.50    2.83      3.41       44       13.59      11.36      13.30
   2     3.50    2.83      3.41       45       14.31      11.93      14.00
   3     3.50    2.83      3.41       46       15.09      12.53      14.76
   4     3.50    2.83      3.41       47       15.90      13.16      15.54
   5     3.50    2.83      3.41       48       16.77      13.83      16.39
   6     3.50    2.83      3.41       49       17.70      14.54      17.29
   7     3.50    2.83      3.41       50       18.68      15.30      18.24
   8     3.50    2.83      3.41       51       19.74      16.10      19.27
   9     3.50    2.83      3.41       52       20.86      16.94      20.35
  10     3.50    2.83      3.41       53       22.05      17.85      21.50
  11     3.65    2.91      3.55       54       23.32      18.80      22.73
  12     3.80    3.00      3.70       55       24.67      19.82      24.04
  13     3.95    3.08      3.84       56       26.11      20.90      25.43
  14     4.10    3.17      3.98       57       27.65      22.05      26.92
  15     4.25    3.25      4.12       58       29.30      23.29      28.52
  16     4.62    3.63      4.49       59       31.05      24.62      30.21
  17     4.99    4.00      4.86       60       32.93      26.06      32.04
  18     5.36    4.38      5.23       61       34.94      27.60      33.99
  19     5.73    4.75      5.60       62       37.10      29.26      36.08
  20     6.10    5.13      5.97       63       39.40      31.06      38.32
  21     6.11    5.16      5.99       64       41.86      32.97      40.70
  22     6.12    5.20      6.00       65       44.48      35.02      43.25
  23     6.13    5.23      6.01       66       47.29      37.21      45.98
  24     6.14    5.27      6.03       67       50.30      39.58      48.91
  25     6.15    5.30      6.04       68       53.52      42.14      52.04
  26     6.29    5.42      6.18       69       56.98      44.93      55.41
  27     6.43    5.54      6.31       70       60.71      47.98      59.06
  28     6.57    5.65      6.45       71       64.73      51.30      62.98
  29     6.71    5.77      6.59       72       69.02      54.93      67.19
  30     6.85    5.89      6.73       73       73.62      58.86      71.70
  31     7.17    6.16      7.04       74       78.48      63.12      76.48
  32     7.51    6.44      7.37       75       83.65      67.71      81.58
  33     7.87    6.74      7.72       76       87.41      71.10      85.29
  34     8.26    7.06      8.10       77       91.34      74.66      89.17
  35     8.66    7.40      8.50       78       95.45      78.39      93.23
  36     9.10    7.76      8.93       79       99.75      82.31      97.48
  37     9.55    8.13      9.37       80      104.24      86.43     101.92
  38    10.03    8.53      9.84       81      112.06      94.21     109.74
  39    10.54    8.94     10.33       82      120.46     102.69     118.15
  40    11.09    9.38     10.87       83      129.49     111.93     127.21
  41    11.66    9.83     11.42       84      139.20     122.00     136.96
  42    12.26   10.32     12.01       85      149.64     132.98     147.47

* Last Birthday

                            APPENDIX C EXCHANGE OFFER

     The Company, the Separate Account, and Princor Financial Services Corporation have filed an application with the SEC for an order permitting an offer to exchange the policy described in this Prospectus (the PrinFlex Life Policy) for certain outstanding Flexible Variable Life Insurance policies issued by the Company (the FVLI Policy). The applicants intend to make an exchange offer to owners of the FVLI Policies if the SEC issues an order permitting the exchange. There can be no assurance that the SEC will issue an order permitting the exchange. If the SEC permits the exchange, the exchange offer will remain open for at least one year after the date of the order granting the application. Thereafter, the Company may withdraw the exchange offer at any time. The exchange offer will be made only in states in which the PrinFlex Life Policy is available for sale. In considering whether to accept the exchange offer you should consult this Prospectus and the prospectus for the FVLI Policy since the provisions and charges of the FVLI Policy differ from those of the PrinFlex Life Policy. Owners of the FVLI Policy may request personalized policy illustrations for the FVLI Policy and the PrinFlex Life Policy from the Company. These illustrations are available at no charge.

     The FVLI Policy will be exchanged at net asset value for the PrinFlex Life Policy. Because the exchange will be at net asset value, at the time of exchange the accumulated value of the PrinFlex Life Policy issued in the exchange will equal the accumulated value of the FVLI Policy surrendered in the exchange. However, because the surrender charges of the two policies are calculated differently, the surrender value of the PrinFlex Life Policy at the time of exchange may be lower or higher than the surrender value of the FVLI Policy.

     To effect an exchange, the Company must receive from the policyowner (1) a completed application for the PrinFlex Life Policy, (2) a request and release for the exchange on a form supplied by the Company, and (3) the FVLI Policy to be exchanged (or, if the FVLI Policy has been lost or destroyed, an indication to that effect on the request and release). The policyowner and the insured must be the same person(s) under the PrinFLex Life Policy acquired as under the exchanged FVLI Policy. The PrinFlex Life Policy will be issued without evidence of insurability for the same amount of insurance as the FVLI Policy. The exchange will become effective as of the close of the Valuation Period in which all of these three items are received by the Company at its home office. The accumulated value of the FVLI Policy will be determined as of the time the exchange becomes effective and will be transferred to the PrinFlex Life Policy.

     No surrender charge otherwise applicable to the FVLI Policy will apply to the surrender in connection with the exchange, and no Premium Expense Charge will be deducted from the proceeds of that surrender when these proceeds are applied to the purchase of a PrinFlex Life Policy as part of an exchange. If the Policy Date of the FVLI Policy surrendered in the exchange is the same day of the month as the Policy Date of the PrinFlex Life Policy issued in the exchange, then surrender charges and front-end sales loads on subsequent premium payments for the PrinFlex Life Policy will be calculated using the Policy Date of the FVLI Policy, as if the Policy Date of the FVLI Policy were also the Policy Date of the PrinFlex Life Policy. (Example: If the Policy Date of the FVLI Policy is December 1, 1990 and the FVLI Policy is exchanged for a PrinFlex Life Policy with a Policy Date of April 1, 1997, then front-end sales loads on subsequent premium payments and surrender charges for the PrinFlex Life Policy will be calculated as if the Policy Date of the PrinFlex Life Policy were December 1,
1990).

     If the Policy Date of the FVLI Policy surrendered in the exchange is on a day of the month different from the Policy Date of the PrinFlex Life Policy issued in the exchange, then surrender charges and front-end loads on subsequent premium payments for the PrinFlex Life Policy will be calculated using the hypothetical Monthly Date of the PrinFlex Life Policy that would have immediately preceded the Policy Date of the FVLI Policy surrendered in the exchange, as if that hypothetical Monthly Date were the Policy Date of the PrinFlex Life Policy. (Example: If the Policy Date of the FVLI Policy is December 15, 1990 and the FVLI Policy is exchanged for a PrinFlex Life Policy with a Policy Date of April 1, 1997, then front-end sales loads on subsequent premium payments and surrender charges for the PrinFlex Life Policy will be calculated as if the Policy Date of the PrinFlex Life Policy were December 1,
1990).

If the FVLI Policy includes one or more face amount increases, then surrender charges and front-end sales loads for the entire face amount of the PrinFlex Life Policy acquired in the exchange will be calculated using the same date that would be used if no face amount increases had occurred. (Example: The FVLI Policy was issued with a Policy Date of June 15, 1989 in an initial face amount of $100,000. On September 15, 1994, the face amount of the FVLI Policy was increased to $150,000. If the FVLI Policy is exchanged for a PrinFlex Life Policy with a Policy Date of August 1, 1997, the surrender charges and front-end sales loads for the entire $150,000 face amount of the PrinFlex Life Policy will be calculated as if the Policy Date of the PrinFlex Life Policy were June 1
1989).

     All other duration-related charges under the PrinFlex Life Policy and the time period restrictions associated with certain policy transactions (e.g., death benefit option changes, face amount decreases, and partial surrenders) will be calculated based on the actual Policy Date of the PrinFlex Life Policy. The Policy Date of the PrinFlex Life Policy will be the date the exchange is effected, unless that date falls on the 29th, 30th or 31st of a month. In that event, the PrinFlex Life Policy will be dated on the 28th of the month.

Summary of Charges  Under  Policies

     The charges under the FVLI Policy and the PrinFlex Life Policy differ substantially, as summarized below. There may be other differences important to you and the prospectuses for both policies should be reviewed carefully before you decide whether to exchange your FVLI Policy for a PrinFlex Life Policy. The table does not include management fees and other expenses of the underlying mutual funds in which the Divisions of the Separate Account invest. Please refer to the prospectus for both policies for information regardomg these fees and expenses. A table summarizing charges under the respective policies follows:

                            FVLI POLICY                     PRINFLEX LIFE POLICY
FRONT-END                5% of all premiums                2.75% of all premiums
SALES LOAD                                                 up to one Target
                                                           Premium in a Policy
                                                           Year during the first
                                                           ten Policy Years;
                                                           0.75% of all premiums
                                                           in excess of Target
                                                           Premium during the
                                                           first ten Policy
                                                           Years; and 0.00% of
                                                           all premiums after
                                                           ten policy years.
                                                           (Credit is given for
                                                           time in the FVLI
                                                           Policy in calculating
                                                           front-end sales loads
                                                           on the PrinFlex Life
                                                           Policy).  A new 10-
                                                           year period for
                                                           imposition of fron-
                                                           end sales loads
                                                           commences with any
                                                           face amount increase
                                                           for all premium
                                                           payments attributable
                                                           to the increase.

PREMIUM                   2% of all premiums for state     2.20% of all premiums
TAX CHARGE                premium taxes                    for state and local
                                                           premium taxes (this
                                                           charge is not
                                                           deducted from amounts
                                                           transferred from the
                                                           FVLI Policy to the
                                                           PrinFlex Life Policy)

CHARGE FOR FEDERAL        None                             1.25% of all premiums
TAXES                                                      (this charge is not
                                                           decucted from amounts
                                                           transferred from the
                                                           FVLI Policy to the
                                                           PrinFlex Life Policy)

MONTHLY                   Currently $4.75 per month        During the first
ADMINISTRATIVE            (guaranteed never to exceed      Policy Year, an
CHARGE                    $5.00 per month)                 amount equal to $.40
                                                           for each $1,000 of
                                                           policy face amount
                                                           but not less than
                                                           $6.00 per month and
                                                           no greater than
                                                           $16.67 per month
                                                           (PrinFlex Life
                                                           Policies issued in
                                                           the exchange are
                                                           subject to first-year
                                                           administrative
                                                           charges).  After the
                                                           first Policy Year,
                                                           the monthly
                                                           administrative charge
                                                           is currently $6.00
                                                           (guaranteed to be no
                                                           more than $10.00).

POLICY LOANS               Interest on policy loans        During the first ten
                           is charged at an effective      years, interest on
                           annual rate of 8% and           policy loans is
                           interest on amounts in the      charged at an
                           loan account accrues at an      effective annual rate
                           annual rate of 6%               of 8% and interest on
                                                           amounts in the Loan
                                                           Account is credited
                                                           at an annual rate of
                                                           6%.  After the tenth
                                                           Policy Year, interest
                                                           on amounts in the
                                                           Loan Account is
                                                           credited at an annual
                                                           rate of 7.75%.  (For
                                                           PrinFlex Life
                                                           Policies issued in
                                                           the exchange,
                                                           interest crediting
                                                           rate on amounts in
                                                           the Loan Account is
                                                           based on Policy Date
                                                           of PrinFlex Life
                                                           Policy).

PARTIAL                   Allowed after the first policy   Allowed after second
SURRENDERS                anniversary, but no more than    policy anniversary
                          two times per Policy Year.       (PrinFlex Life
                          Minimum partial surrender is     Policies issued in
                          $500 and maximum is 50% of       the exchange are
                          Policy's net surrender value     subject to this
                          at the time the written request  limitation), but not
                          for surrender is received in     more than two times
                          the home office.  A transaction  per Policy Year.  The
                          charge of the lesser of $25.00   minimum partial
                          or 2% of the amount of each      surrender is $500 and
                          partial surrender applies.       the maximum in any
                          (The transaction charge will be  Policy Year is 75% of
                          waived for partial surrenders    the PrinFlex Life
                          to pay off loans in connection   Policy's Net
                          with the exchange).              Surrender Value as of
                                                           the date of the first
                                                           partial surrender
                                                           during the Policy
                                                           Year.  A transaction
                                                           charge of the lesser
                                                           of $25.00 or 2% of
                                                           the amount
                                                           surrendered is
                                                           imposed on each
                                                           partial surrender.

COST OF INSURANCE         COI charges each month are       COI charges are
("COI") CHARGES           based on attained age, sex       based on the same
                          (except where unisex values      factors as apply to
                          are mandated by law)             determine COI charges
                          smoking status, and risk         on the FVLI Policy
                          class.  No "preferred"           and two additional
                          underwriting classification      factors:  issue age
                          is available.                    and duration since
                                                           issue.  (For PrinFlex
                                                           Life Policies issued
                                                           in the exchange,
                                                           issue age and
                                                           duration since issue
                                                           are calculated based
                                                           on the Policy Date of
                                                           the PrinFlex Life
                                                           Policy.  "Preferred"
                                                           underwriting
                                                           classification is
                                                           available.

MORTALITY AND             Assessed daily on the assets     Deducted monthly from
EXPENSE RISKS             of each division at a current    the Policy Value
CHARGE                    annual rate of .75%              allocated to the
                          (guaranteed not to exceed .90%). Divisions at an
                                                           annual rate of .90%
                                                           of the value of the
                                                           PrinFlex Life Policy
                                                           allocated to the
                                                           Divisions.  The
                                                           charge is not
                                                           deducted from values
                                                           allocated to the
                                                           Fixed Account.  After
                                                           the ninth Policy
                                                           Year, the charge is
                                                           reduced to a 0.27%
                                                           annual rate.  (For
                                                           PrinFlex Life
                                                           Policies issued in
                                                           the exchange, the
                                                           charge is calculated
                                                           based on the Policy
                                                           Date of the PrinFlex
                                                           Life Policy).

SURRENDER                 10-year surrender charge         10-year surrender
CHARGES                   period.  Surrender charge        charge period.
                          consists of contingent           Surrender charge
                          deferred sales load that never   consists of
                          exceeds 25% of minimum           Contingent Deferred
                          required first year premium,     Sales Charge of up
                          and contingent deferred          to 47.25% of premium
                          administrative charge that       payments up to a
                          varies with age and (where       maximum of two Target
                          allowed by law) sex of the       Premiums and a
                          insured from $0.43 per           contingent deferred
                          $1,000 of face amount to         administration charge
                          $10.58 per $1,000 of face        of $3.00 per $1,000
                          amount.                          of face amount for
                                                           the first $500,000
                                                           of face amount.
                                                           (Credit is given for
                                                           time in the FVLI
                                                           Policy in calculating
                                                           surrender charges on
                                                           the PrinFlex Life
                                                           Policy).  A new 10-
                                                           year surrender charge
                                                           period commences with
                                                           respect to face
                                                           amount increases to
                                                           the PrinFlex Life
                                                           Policy.

   Policy Free Look and Calculation of Certain Time Periods for PrinFlex Life
                         Policies Acquired by Exchange

     For PrinFlex Life Policies acquired by exchange, the free look, incontestability, and suicide clause time periods shall be calculated as if the Policy Date of the PrinFlex Life Policy were the Policy Date of the FVLI Policy. Therefore, any of these periods that had expired under the FVLI Policy will not start anew, and any that had not expired will continue until they originally were to expire. For FVLI Policies with one or more face amount increases or riders added after issue, the new suicide clause and incontestability time periods for the increases in face amount or riders carry over to the PrinFlex Life Policy.

     Values transferred from an FVLI Policy to a PrinFlex Life Policy issued in an exchange, and all additional net premium payments made to the PrinFlex Life Policy, will be allocated immediately among the Divisions and the Fixed Account in accordance with the policyowners current allocation instructions. (By contrast, for a PrinFlex Life Policy not acquired by exchange the initial Net Premium Payment and any additional premiums received prior to the Effective Date and during the first 20 days from the Effective Date are allocated to the Money Market Division until the 21st day from the Effective Date of the PrinFlex Life Policy).

Risk Class for PrinFlex Life Policies Acquired by Exchange

     The risk class for a PrinFlex Life Policy acquired by exchange will be the one most similar to the risk class for the exchanged FVLI Policy. If an FVLI Policy includes a face amount increase at a risk class less favorable than that for the FVLI Policy as originally issued, then the PrinFlex Life Policy will be issued at the risk class most similar to that for the FVLI Policy as originally issued. New evidence of insurability will not be required as a condition of the exchange unless (i) the owner requests one or more of certain optional insurance riders under the PrinFlex Life Policy that were not a part of the FVLI Policy;
(ii) the owner applies to have the insureds underwriting class upgraded to the preferred class that is offered under the PrinFlex Life Policy but not under the FVLI Policy or (iii) the owner requests a face amount increase at the time of the exchange. The PrinFlex Life Policys $50,000 minimum face amount increase will be reduced to $25,000 for increases requested at the time of the exchange. If new underwriting is required as part of the exchange because of reason number
(ii) above, a charge of $100 normally would be imposed. If the owner also requests a face amount increase of $25,000 or more at the time of the exchange, however, this $100 charge for the new underwriting will be waived. Any increase in face amount, upgrade to a preferred rating or any new rider added in connection with an exchange will take effect on the next Monthly Date following underwriting approval.

Minimum Required Premium

     Under the FVLI Policy, payment of a minimum required premium is required during the first policy year. For a PrinFlex Life Policy not acquired by exchange, payment of a Minimum Required Premium is required during the first two Policy Years. For a PrinFlex Life Policy acquired by exchange of an FVLI Policy, there will be no Minimum Required Premium even if the FVLI Policy was within the first policy year.

     A PrinFlex Life Policy (other than one acquired by exchange) will not terminate during the first 24 months following the Policy Date even if the Net Surrender Value of the PrinFlex Life Policy on a Monthly Date is less than the Monthly Policy Charge, provided that no policy loans have been taken and the policyowner has paid at least the Minimum Required Premium. Because the Minimum Required Premium does not apply to a PrinFlex Life Policy acquired by exchange, such a policy will enter a grace period during the first 24 Policy Months (and thereafter) if the Net Surrender Value on a Monthly Date is less than the Monthly Policy Charge, even if no loans have been taken. (However, if the PrinFlex Life Policy has a death benefit guarantee rider, the Policy will not enter a grace period if the terms of the rider are satisfied).

Policy  Riders

     Where permitted by law, the following riders are currently available for issue with the FVLI Policy: Cost of Living Increase, Waiver of Monthly Deductions, Guaranteed Increase Option, Accidental Death Benefit, Children Term Insurance, Spouse Term Insurance, Change of Insured, Accelerated Death Benefit, and Death Benefit Guarantee. The Guaranteed Increase Option is not available on the PrinFlex Life Policy. With that exception, the same or corresponding riders are available on the PrinFlex Life Policy. There are differences between the terms of some riders available for issue with the FVLI Policy and the corresponding riders available for issue with the PrinFlex Life Policy. Where permitted by law, the following additional riders are available on the PrinFlex Life Policy that are not available on the FVLI Policy: Waiver of Specified Premium, Salary Increase, Extra Protection Increase, Extended Coverage, and Accounting Benefit.

     If an FVLI Policy with one or more policy riders is exchanged, then except as provided below, the policyowner may elect to have the PrinFlex Life Policy issued with the same riders (or, if the terms of the available rider differ for the PrinFlex Life Policy, the corresponding rider) by applying for the rider on the exchange offer application. However, if the FVLI Policy has a Cost of Living Increase Rider, then the PrinFlex Life Policy will be issued with a Cost of Living Increase Rider automatically. If a PrinFlex Life Policy with a Cost of Living Increase Rider is issued in the exchange, the first cost of living increase offer under the PrinFlex Life Policy will be three years after the Policy Date of the PrinFlex Life Policy.

     The death benefit guarantee rider is available for issue with both the FVLI Policy and the PrinFlex Life Policy. The terms of the rider differ between the FVLI Policy and the PrinFlex Life Policy. The death benefit guarantee rider is included automatically on all FVLI Policies but, where permitted by law, is only included on a PrinFlex Life Policy if the insured is under age 65 at issue and if the planned periodic premium at issue is equal to or greater than the guaranteed death benefit premium amount specified for the PrinFlex Life Policy. While the death benefit guarantee rider under the FVLI Policy can apply throughout the insureds life, the comparable rider under the PrinFlex Life Policy terminates on the later of the age 65 policy anniversary or five years after the effective date of the rider. If an FVLI Policy has the death benefit guarantee rider, the PrinFlex Policy will be issued with the comparable death benefit guarantee rider only if the insured is under age 65 on the date of exchange and the planned periodic premium is equal to or greater than the death benefit guarantee premium.

     Certain riders available under the PrinFlex Life Policy may be applied for in connection with the exchange offer application, subject to underwriting approval. Additional information about riders and the differences between them is available from the Company.

                          PART II. OTHER INFORMATION


                           UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter adopted under the authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

Principal Mutual Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT



This registration statement comprises the following papers and documents:

     The facing sheet;

     The prospectus, consisting of 83 pages;

     The undertaking to file reports;

     The undertaking pursuant to Rule 484;

     Representations  pursuant  to Section 26 of the  Investment  Company Act of
          1940;

     The signatures;

     Written consents of the following persons:

          G.R. Narber, Esq.(Filed January 8, 1996)

     The following exhibits:

1.             Copies  of  all   exhibits   required  by   paragraph  A  of  the
               instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

1.A(1) Resolution of Executive Committee of Board of Directors of Principal Mutual Life Insurance Company establishing the Variable Life Separate Account.(*Filed January 8, 1996)

1.A(3)(a)      Distribution Agreement between Princor Financial Services
               Corporation and Principal Mutual Life Insurance Company.
               (*Filed January 8, 1996)

1.A(3)(a)(i)   Form of Selling Agreement.(*Filed January 8, 1996)

1.A(3)(b)      Registered Representative Agreement.(*Filed January 8, 1996)

1.A(3)(c)      Schedule of sales commissions.(*Filed January 8, 1996)

1.A(5)(a)      Form of PrinFlex Life Insurance Policy.(**Filed June 5, 1996)

1.A(5)(a)(i)   Cost of Living Increase Rider.(**Filed June 5, 1996)

1.A(5)(a)(ii)  Waiver of Monthly Policy Charge Rider.(**Filed June 5, 1996)

1.A(5)(a)(iii) Waiver of Specified Premium Rider.(**Filed June 5, 1996)

1.A(5)(a)(iv)  Accidental Death Benefit Rider.(*Filed January 8, 1996)

1.A(5)(a)(v)   Children Term Insurance Rider.(**Filed June 5, 1996)

1.A(5)(a)(vi)  Spouse Term Insurance Rider.(**Filed June 5, 1996)

1.A(5)(a)(vii) Change of Insured Rider.(**Filed June 5, 1996)

1.A(5)(a)(viii)Death Benefit Guarantee Rider.(**Filed June 5, 1996)

1.A(5)(a)(ix)  Salary Increase Rider.(**Filed June 5, 1996)

1.A(5)(a)(x)   Extra Protection Increase Rider.(**Filed June 5, 1996)

1.A(5)(a)(xi)  Accounting Benefits Rider.(*Filed January 8, 1996)

1.A(5)(a)(xii) Extended Coverage Rider.(*Filed June 5, 1996)

1.A(5)(a)(xiii)Accelerated Benefits Rider.(*Filed January 8, 1996)

1.A(5)(b)      Form of PrinFlex Life Insurance Policy - Unisex Version.
               (**Filed June 5, 1996)

1.A(5)(b)(i)   Accidental Death Benefit Rider.(**Filed January 8, 1996)

1.A(5)(b)(ii)  Children Term Insurance Rider.(**Filed June 5, 1996)

1.A(5)(b)(iii) Spouse Term Insurance Rider.(**Filed June 5, 1996)

1.A(5)(b)(iv)  Change of Insured Rider.(**Filed June 5, 1996)

1.A(5)(b)(v)   Death Benefit Guarantee Rider.(**Filed June 5, 1996)

1.A(6)(a)      Articles of Incorporation, as Amended of Principal Mutual Life
               Insurance Company.(*Filed January 8, 1996)

1.A(6)(b)      By-laws of Principal Mutual Life Insurance Company.
               (*Filed January 8, 1996)

1.A(10)        Form of Application for PrinFlex Life Insurance Policy.
               (*Filed January 8, 1996)

1.A(10)(b)     Form of Supplemental Application for PrinFlex Life Insurance
               Policy.(**Filed June 5, 1996)

2. Opinion and consent of G.R. Narber, Senior Vice President and General Counsel of Principal Mutual Life Insurance Company. (*Filed January 8, 1996)

3. No financial statements will be omitted from the prospectus pursuant to Instruction 1(b) or (c) or Part I.

4.             Not applicable.

5.             Not applicable.

6.             Consent of Ernst & Young.(**Filed June 5, 1996)

7. Description of Issuance, Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii).(***Filed October 23, 1996)

8. Powers of Attorney of Directors of Principal Mutual Life Insurance Company.(* & ***)

9.             Opinion and consent of Lisa Huebert, Assistant Actuary.
               (**Filed June 5, 1996)

---------------------------
 * Filed by Initial Filing.
** Filed by Amendment No. 1.
***Filed by Amendment No. 2.

                                   SIGNATURES


As required by the Securities Act of 1933, the Registrant has caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be herunto affixed and attested, all in the City of Des Moines, and State of Iowa on this 18th day of December, 1996.

                          PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
                          VARIABLE LIFE SEPARATE ACCOUNT

                                      (Registrant)


                          By:  PRINCIPAL MUTUAL LIFE INSURANCE COMPANY

                                      (Depositor)

                                    D. J. DRURY
                          By ______________________________________________
                             D. J. Drury
                             Chairman and Chief Executive Officer

Attest:

JOYCE N. HOFFMAN
-----------------------------------
Joyce N. Hoffman
Vice President and
  Corporate Secretary

     As required by the Securities Act of 1933, Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

        Signature                         Title                       Date


D. J. DRURY                        Chairman, President and
D. J. Drury                        Chief Executive Officer     December 18, 1996


D. C. CUNNINGHAM                   Vice President and
D. C. Cunningham                   Controller (Principal
                                   Accounting Officer)         December 18, 1996


M. H. GERSIE                       Senior Vice President
M. H. Gersie                       (Principal Financial
                                   Officer)


(M. V. Andringa)*                   Director                   December 18, 1996
M. V. Andringa


(R. M. Davis)*                      Director                   December 18, 1996
R. M. Davis


(C. D. Gelatt, Jr.)*                Director                   December 18, 1996
C. D. Gelatt, Jr.


(G. D. Hurd)*                       Director                   December 18, 1996
G. D. Hurd


(T. M. Hutchison)*                  Director                   December 18, 1996
T. M. Hutchison


(C.S. Johnson)*                     Director                   December 18, 1996
C.S. Johnson


(W. T. Kerr)*                       Director                   December 18, 1996
W. T. Kerr


(L. Liu)*                           Director                   December 18, 1996
L. Liu


(V. H. Loewenstein)*                Director                   December 18, 1996
V. H. Loewenstein


(R. D. Pearson)*                    Director                   December 18, 1996
R. D. PEARSON


(J. R. Price, Jr.)*                 Director                   December 18, 1996
J. R. Price, Jr.


(B. A. Rice)*                       Director                   December 18, 1996
B. A. Rice


(J-P. C. Rosso)*                    Director                   December 18, 1996
J-P. C. Rosso


(D. M. Stewart)*                    Director                   December 18, 1996
D. M. Stewart


(E. E. Tallett)*                    Director                   December 18, 1996
E. E. Tallett


(D. D. Thornton)*                   Director                   December 18, 1996
D. D. Thornton


(F. W. Weitz)*                      Director                   December 18, 1996
F. W. Weitz


                                 *By  D. J. DRURY
                                      D. J. Drury
                                      Chief Executive Officer



                                      Pursuant to Powers of Attorney
                                      Previously Filed or Included Herein

                                    EXHIBITS

                                  EXHIBIT INDEX


                                                                                            Page Number in
                                                                                         Sequential Numbering
Exhibit No.                          Description                                      Where Exhibit Can Be Found

  1.A(1)                             Resolution of Executive Committee                             *
                                     of Board of Directors of Depositor
                                     establishing Variable Life Separate
                                     Account.

  1.A(3)(a)                          Distribution Agreement Between                                *
                                     Depositor and Principal Underwriter.

  1.A(3)(a)(i)                       Form of Selling Agreement.                                    *

  1.A(3)(b)                          Registered Representative Agreement.                          *

  1.A(3)(c)                          Schedule of Sales Commissions.                                *

  1.A(5)(a)                          PrinFlex Life Policy.                                         *

  1.A(5)(a)(i)                       Cost of Living Increase Rider.                                *

  1.A(5)(a)(ii)                      Waiver of Monthly Policy Charge Rider.                        *

  1.A(5)(a)(iii)                     Waiver of Specified Premium Rider.                            *

  1.A(5)(a)(iv)                      Accidental Death Benefit Rider.                               *

  1.A(5)(a)(v)                       Children Term Insurance Rider.                                *

  1.A(5)(a)(vi)                      Spouse Term Insurance Rider.                                  *

  1.A(5)(a)(vii)                     Change of Insured Rider.                                      *

  1.A(5)(a)(viii)                    Death Benefit Guarantee Rider.                                *

  1.A(5)(a)(ix)                      Salary Increase Rider.                                        *

  1.A(5)(a)(x)                       Extra Protection Increase Rider.                              *

  1.A(5)(a)(xi)                      Accounting Benefits Rider.                                    *

  1.A(5)(a)(xii)                     Extended Coverage Rider.                                      *

  1.A(5)(a)(xiii)                    Accelerated Benefits Rider.                                   *

  1.A(5)(b)                          PrinFlex Life Policy - Unisex Version.                        *

  1.A(5)(b)(i)                       Accidental Death Benefit Rider.                               *

  1.A(5)(b)(ii)                      Children Term Insurance Rider.                                *

  1.A(5)(b)(iii)                     Spouse Term Insurance Rider.                                  *

  1.A(5)(b)(iv)                      Change of Insured Rider.                                      *

  1.A(5)(b)(v)                       Death Benefit Guarantee Rider.                                *

  1.A(6)(a)                          Articles of Incorporation, as Amended,                        *
                                     of Depositor.

  1.A(6)(b)                          By-laws of Depositor.                                         *

  1.A(10)                            Form of Application for the PrinFlex                          *
                                     Life Policy.

  1.A(10)(a)                         Form or Supplemental Application                              *
                                     For the PrinFlex Life Policy.

  2                                  Opinion and consent of G.R. Narber,                           *
                                     Senior Vice President and General
                                     Counsel.

  6                                  Consent of Ernst & Young LLP                                  *

  7                                  Description of Issuance, Transfer and Redemption Procedures
                                     pursuant to Rule 6e-3(T)(b)(12(iii).                          *

  8                                  Powers of Attorney of Directors of                            *
                                     Principal Mutual Life Insurance
                                     Company.

  9                                  Opinion and consent of Lisa Huebert,                          *
                                     Senior Actuary.

*Previously filed.